
10011901


Panera
BREAD

Panera Bread Company

2009 Annual Report to Stockholders

Matters discussed in this annual report to stockholders and in our public disclosures, whether written or oral, relating to future events or our future performance, including any discussion, express or implied, on our anticipated growth, operating results, future earnings per share, plans and objectives, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are often identified by the words "believe", "positioned", "estimate", "project", "target", "continue", "intend", "expect", "future", "anticipate", and similar expressions that are not statements of historical fact. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Our actual results and timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this annual report to stockholders and in our other public filings with the Securities and Exchange Commission. All forward-looking statements and the internal projections and beliefs upon which we base our expectations included in this annual report to stockholders or other periodic reports are made only as of the date made and may change. While we may elect to update forward-looking statements at some point in the future, we expressly disclaim any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Dear Stockholder,

April 12, 2010

2009

2009 can be described as the year in which many restaurant companies were focused on surviving the economic meltdown. For Panera, 2009 was different as we chose to stay the course and continue to execute our long-term strategy of investing in our business to benefit the customer.

This contrarian approach took form in our multi-planked plan to grow store profit, drive operating leverage and use our capital smartly, all while investing in our business to build competitive advantage and capture market share. The result: Panera zigged while others zagged.

The proof is in the results. We're proud to have met or exceeded our earnings targets in each quarter of 2009. We delivered 25% EPS growth in 2009 on top of 24% EPS growth in 2008. Our stock price has increased 115% over the last two years (December 31, 2007 to March 30, 2010). Additionally, average weekly sales (AWS) for Company-owned bakery-cafes in the "class of 2009" reached a 6-year high for new units which, coupled with lower occupancy and development costs in 2009, means that the "class of 2009" has the potential to be one of the highest return on investment (ROI) classes in our history. On top of that, our comparable bakery-cafe sales have been tracking north of 9% over the last four month period. This metric, more than any other, is the best proxy we have to understand the underlying trends in store profit growth per bakery-cafe and speaks directly to the strength of our concept and our strategy. Indeed, Team Panera exceeded virtually all of the targets we set for ourselves in 2009.

So what got us here? How did we achieve these results? Simply put, we bet on the right initiatives and our initiatives delivered. We moved the needle in areas that mattered and in ways that mattered to our guests.

First, we built competitive advantage in 2009 by strengthening value — "the Panera way." As you know, Panera defines value differently than many other companies. While many other companies discounted to lure customers back throughout 2009, Panera was focused on offering guests an even better "total experience." That is value the Panera way. It is because of that headset that you saw us expand our breakfast line with new coffee, a new Strawberry Granola Parfait and a new breakfast sandwich category. It is because of that headset that you saw us expand our salad line with new lettuce, new China and a new line of chopped salads. And it is because of that headset that you saw us innovate across our menu with items like Mac & Cheese, a new line of smoothies and a reformulated baguette.

Second, we delivered in 2009 because we utilized our scale to execute a more aggressive marketing strategy. This initiative goes back half a decade when we realized that marketing is one of the key tools we have to use our size and scale to build even greater customer benefit, differentiation and, ultimately, market share. To do so, we focused not simply on building name recognition, but rather on using marketing to build deeper relationships and quality awareness with our target customers.

Third, our focus on executing strong Category Management initiatives paid real dividends in 2009. The team continued to focus on improving store profit by driving gross profit per transaction through sales of higher gross profit items. We introduced new items, like the BBQ Chopped Chicken Salad and the Napa Almond Chicken Salad Sandwich, which delivered higher gross profit dollars per transaction than many existing products on our menu. As well, our initiative to drive add-on sales through Bread Heritage and our new Retail Merchandising/Impulse function helped drive gross profit per transaction.

Fourth, crucial to Panera's success in 2009 was the contrarian approach we took to operations during the recession. Over the past year, many restaurant companies told investors they were able to improve labor productivity while running negative comparable store sales. Frankly, I don't know how you do that unless you're reducing labor hours more than sales fall off. And it is our belief that ripping labor out of a restaurant implicitly taxes the customer by creating longer waits, slower service and more frazzled team members. Instead, we took the approach of maintaining labor consistent with sales and continuing to invest in our people as a way to better deliver for the guest.

And finally, in 2009, we focused on what we believe to be the highest and best use of our cash: building high ROI new Panera bakery-cafes. As I mentioned earlier, 2009 was a good year for high ROI development at Panera and the class of 2009 Company-owned bakery-cafes is expected to go down as one of the highest ROI classes in our history. Why? Our development team executed a disciplined development process that took advantage of the recession to drive down input costs while selecting locations that delivered strong sales volumes.

2010

As we look forward, we're confident in our ability to hit our target of 17% to 20% EPS growth in 2010. This is because success in 2010 will be realized by the work we did on our 2008 and 2009 Key Initiatives. Let's look at what you can expect to see in 2010.

To further build transactions in 2010, you will see us focus on differentiation through innovative salads utilizing new procedures to further improve produce quality. You will also see testing of a new way to make Panini's fresh to order. As well, you'll see us roll out improved renditions of several Panera classics, all while continuing to focus on ever-improving operations, speed of service and accuracy. We will also continue to execute our marketing strategy through increased media impressions, improved creative and the potential rollout of a loyalty program.

To increase gross profit growth per transaction and further improve margins, we rolled out an initiative called the Meal Upgrade Program in late March 2010. This program is intended to build gross profit per transaction while still providing overall value to customers. With the Meal Upgrade, a customer who orders an entrée (that is to say a soup, salad, sandwich or You Pick Two) and a beverage will be offered the opportunity to purchase a baked good to complete their meal at a "special" price point. In 2010, we also plan to test other impulse add-on initiatives, bulk baked goods and bread as a gift. We also intend to use our strength at purchasing to limit cost inflation in our effort to drive gross profit per transaction.

Taken together, we believe we have spent the last two years working on the right projects to move our business forward and we expect to see those efforts pay off in 2010.

The Future

As I announced last year, our Executive Vice President and co-Chief Operating Officer Bill Moreton will become Panera's Chief Executive Officer immediately following our annual meeting on May 13, 2010. I will remain the Company's Executive Chairman. To be clear, this is not about me leaving Panera, but rather it is my attempt to begin to explore how I might take what I have learned at Panera to the broader world. Going forward, you can expect me to focus my time and energy within Panera on a range of strategic and innovation projects and mentoring the senior team.

Bill and I have been working closely on this transition for the past year and a half and I'm happy to report that the transition is going very well. The organization is ready for Bill and Bill is ready to lead Panera.

With that said, this is my last letter to you, at least as CEO. As I now reflect on my 28 years with Panera, I'm pleased that we've been able to deliver for our shareholders. Since we went public in 1991, the stock is up more than 1,600% (from June 10, 1991 to March 30, 2010 on a split adjusted basis). As well, I am pleased we have a new CEO in Bill Moreton who brings to the job both continuity and new perspectives. And I am gratified Bill has a management team in place that is strong and capable of delivering on the promise of the Panera concept. Most importantly, though, I am pleased that, based on that strategy and the management team in place, we can look to the future as confidently as we do.

I want to take this opportunity to thank all of you who have believed in our company and my vision over the years. Your support, combined with the wise counsel of our Board, the commitment of our Support Center teams, the skills of our operators and our franchisees and the loyalty of our customers really has been central to our success. Know that we will do all in our power to fulfill the potential of the Panera brand and deliver for all of our stakeholders in 2010 and beyond.

All my best,



Ronald M. Shaich
Chairman and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
APR 15 2010
WASH, D.C.
193
SECTION

Form 10-K

(Mark One)

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 29, 2009

or

☐ **Transaction Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act ot 1934**
For the transition period from to

Commission file number 0-19253

Panera Bread Company

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**04-2723701**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
6710 Clayton Rd., Richmond Heights, MO	**63117**
(Address of Principal Executive Offices)	*(Zip Code)*

(314) 633-7100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Class A Common Stock, $.0001 par value per share	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 and 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting Class A and Class B Common Stock held by non-affiliates as of June 23, 2009 was $1,048,765,579. There is no public trading market for the registrant's Class B Common Stock.

Number of shares outstanding of each of the registrant's classes of common stock as of February 22, 2010: 30,423,118 shares of Class A Common Stock ($.0001 par value) and 1,392,107 shares of Class B Common Stock ($.0001 par value).

Part III of this Annual Report incorporates by reference certain information from the registrant's definitive proxy statement for the 2010 annual meeting of shareholders, which the registrant will file pursuant to Regulation 14A with the Securities and Exchange Commission not later than 120 days after the close of the registrant's fiscal year ended December 29, 2009.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Forward-Looking Statements

Matters discussed in this report and in our public disclosures, whether written or oral, relating to future events or our future performance, including any discussion express or implied, of our anticipated growth, operating results, future earnings per share, plans and objectives, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. These statements are often identified by the words "believe", "positioned", "estimate", "project", "target", "continue", "intend", "expect", "future", "anticipate", and similar expressions that are not statements of historical fact. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Our actual results and timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this report and in our other public filings with the Securities and Exchange Commission, or SEC. It is routine for internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that all forward-looking statements and the internal projections and beliefs upon which we base our expectations included in this report or other periodic reports are made only as of the date made and may change. While we may elect to update forward-looking statements at some point in the future, we do not undertake any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS

GENERAL

Panera Bread Company and its subsidiaries, referred to as "Panera Bread", "Panera", the "Company", "we", "us", and "our", is a national bakery-cafe concept with 1,380 Company-owned and franchise-operated bakery-cafe locations in 40 states and in Ontario, Canada. We have grown from serving approximately 60 customers a day at our first bakery-cafe to currently serving nearly six million customers a week system-wide, becoming one of the largest food service companies in the United States. We believe our success is rooted in our ability to create long-term dining concept differentiation. We operate under the Panera Bread®, Saint Louis Bread Co.® and Paradise Bakery & Café® trademark names.

Our bakery-cafes are principally located in suburban, strip mall and regional mall locations. We feature high quality, reasonably priced food in a warm, inviting, and comfortable environment. With our identity rooted in handcrafted, fresh-baked, artisan bread, we are committed to providing great tasting, quality food that people can trust. Nearly all of our bakery-cafes have a menu highlighted by antibiotic-free chicken, whole grain bread and select organic and all-natural ingredients, with zero grams of artificial trans fat per serving, which provide flavorful, wholesome offerings. Our menu includes a wide variety of year-round favorites complemented by new items introduced seasonally with the goal of creating new standards in everyday food choices. In neighborhoods across this country and in Ontario, Canada, our customers enjoy our warm and welcoming environment featuring comfortable gathering areas, relaxing decor, and free internet access. Our bakery-cafes routinely donate bread and baked goods to community organizations in need.

We operate as three business segments: Company bakery-cafe operations, franchise operations, and fresh dough operations. As of December 29, 2009, our Company bakery-cafe operations segment consisted of 585 Company-owned bakery-cafes, all located in the United States, and our franchise operations segment consisted of 795 franchise-operated bakery-cafes, located throughout the United States and in Ontario, Canada. As of December 29, 2009, our fresh dough operations segment, which supplies fresh dough items daily to most Company-owned and franchise-operated bakery-cafes, consisted of 23 fresh dough facilities (21 Company-owned and two franchise-operated). In fiscal 2009, our revenues were $1,353.5 million, consisting of $1,153.3 million of Company-owned bakery-cafe sales, $78.4 million of franchise royalties and fees, and $121.9 million of fresh dough sales to franchisees. Franchise-operated bakery-cafe sales, as reported by franchisees, were $1,640.3 million in fiscal 2009. See Note 19 to our consolidated financial statements for further segment information.

Our fiscal year ends on the last Tuesday in December. Each of our fiscal years ended December 29, 2009 and December 25, 2007 had 52 weeks. Our fiscal year ended December 30, 2008 had 53 weeks, with the fourth quarter comprising 14 weeks.

CONCEPT AND STRATEGY

Bread is our platform and the entry point to the Panera experience at our bakery-cafes. It is the symbol of Panera quality and a reminder of Panera Warmth, the totality of the experience the customer receives and can take home to share with friends and family. We strive to offer a memorable experience with superior customer service. Our associates are passionate about sharing their expertise and commitment with our customers. We strive to achieve what we call Concept Essence, our blueprint for attracting and retaining our targeted customers that we believe differentiates us from our competitors. Concept Essence begins with artisan bread, quality products and a warm, friendly and comfortable environment. It calls for each of our bakery-cafes to be a place customers can trust to serve high quality food. Bread is our passion, soul, and expertise, and the platform that makes all of our other food special.

We believe our competitive strengths include more than just great food at the right price. We are committed to creating an ambiance in our bakery-cafes and a culture within Panera that is warm, inviting and embracing. We design each bakery-cafe to provide a distinctive environment, in many cases using fixtures and materials complementary to the neighborhood location of the bakery-cafe, as a way to engage customers. The distinctive design and environment of our bakery-cafes offer an oasis from the rush of daily life, where our associates are trained to greet our customers by name and have the skills, expertise and personalities to make each visit a delight. Many of our bakery-cafes incorporate the warmth of a fireplace and cozy seating areas or outdoor cafe seating, which facilitate utilization as a gathering spot. Our bakery-cafes are designed to visually reinforce the distinctive difference between our bakery-cafes and other bakery-cafes and restaurants.

Our menu, operating systems, design, and real estate strategy allow us to compete successfully in several segments of the restaurant business: breakfast, AM "chill," lunch, PM "chill," dinner, and take home, through both on-premise sales and Via Panera® catering. We compete with specialty food, casual dining, and quick-service restaurant retailers, including national, regional and locally-owned restaurants. Our competitors vary across different dayparts, and we understand people will choose a restaurant depending on individual food preferences and mood. Our goal is to be the best competitive alternative for those customers craving soup, salad, or a sandwich.

In addition to the dine-in and take out business, we offer Via Panera, a nation-wide catering service that provides breakfast assortments, sandwiches, salads or soups using the same high-quality, fresh ingredients enjoyed in our bakery-cafes. Via Panera is supported by a national sales infrastructure and we believe it represents a meaningful growth opportunity for our business.

MENU

Our value-oriented menu is designed to provide our target customers with affordably priced products built on the strength of our bakery expertise. We feature a menu containing proprietary items prepared with high-quality, fresh ingredients, including our anti-biotic free chicken, as well as unique recipes and toppings designed to provide appealing, flavorful products we believe our customers will crave.

Our key menu groups are fresh baked goods, including a variety of freshly baked bagels, breads, muffins, scones, rolls, and sweet goods, made-to-order sandwiches on freshly baked breads, hearty, unique soups, freshly prepared and hand-tossed salads, and custom roasted coffees and cafe beverages such as hot or cold espresso and cappuccino drinks and smoothies.

We regularly review and update our menu offerings to satisfy changing customer preferences. We seek to continuously improve our products, or develop new ones, such as our heart-of-the-romaine lettuce, reformulated French baguette, and our new Napa Almond Chicken Salad sandwich.

New product rollouts are integrated into periodic or seasonal menu rotations, referred to as "Celebrations". Examples of products we introduced in fiscal 2009 include the Chopped Cobb Salad and Barbeque Chicken Chopped Salad, which were introduced during our summer salad celebration. The Breakfast Power sandwich was also added to complement the breakfast menu and Macaroni & Cheese was added to complement our kid's menu, as well as our lunch and dinner dayparts. We also introduced a new line of brownies and blondies, along with our Cinnamon Crunch Bogels.

We believe our menu innovation is one reason our value scores with customers remain so strong. Zagat's 2009 consumer-generated National Restaurants Chains Survey for eating on-the-go rates us number one among chain restaurants with fewer than 5,000 locations in the following categories: Most Popular, Best Healthy Option, Best Salad and Best Facilities. In 2009, we were also named number one Healthiest for Eating on the Go by *Health* magazine.

OPERATIONAL EXCELLENCE

We believe operational excellence is the most important element of Panera Warmth. We believe without strong execution and operational skills, it is difficult to build and maintain a strong relationship with our customers. To develop a strong connection with our customers, we need energized associates who are skilled at and love their jobs. Additionally, we believe high-quality restaurant management is critical to our long-term success and, as such, we provide detailed operations manuals and training to each of our associates. We train our associates both in small group and individual settings. Our systems have been created to educate our associates so each one is well prepared to respond to a customer's questions and create a better dining experience. Furthermore, we believe our commitment to maintaining staffing levels and competitive compensation for our associates is fundamental to our current and future success.

We believe in providing bakery-cafe operators the opportunity to share in the success of the bakery-cafe. Through our Joint Venture Program, we provide selected general managers and multi-unit managers with a multi-year bonus program (subject to annual minimums) based upon a percentage of the cash flows of the bakery-cafe they operate. The program's five-year period creates team stability, generally resulting in a higher level of consistency for that bakery-cafe. It also leads to stronger associate engagement and customer loyalty. Currently, approximately fifty percent of our Company-owned bakery-cafe operators participate in the Joint Venture Program. We believe this program is a fundamental underpinning of our low management turnover.

MARKETING

We are committed to improving the customer experience in ways we believe few in our industry have done. We use our scale to execute a broader marketing strategy, not simply to build name recognition and awareness but also to build deeper relationships with our target customers who we believe will help promote our brand.

To reach our target customer group, we use a mix of the following mediums: radio, billboards, social networking, television and in-store sampling days. We expect to continue to increase media impressions as we strive to build deeper relationships with our customers. We believe marketing represents an opportunity for us to further leverage our scale with our target customers and create additional competitive advantage.

Our franchise agreements generally require our franchisees to pay us advertising fees. In fiscal 2009, our franchise-operated bakery-cafes contributed 0.7 percent of their sales to a national advertising fund, paid us a marketing administration fee of 0.4 percent of their sales, and were required to spend 2.0 percent of their sales on advertising in their respective local markets. We contributed the same sales percentages from Company-owned bakery-cafes towards the national advertising fund and marketing administration fee. For fiscal 2010, we increased the contribution rate to the national advertising fund to 1.1 percent of sales. Under the terms of our franchise agreements, we have the ability to increase national advertising fund contributions from current levels up to a total of 2.6 percent of sales. The national advertising fund and marketing administration contributions received from our franchise-operated bakery-cafes are consolidated in our financial statements with amounts contributed by us.

We have established and may in the future establish local and/or regional advertising associations covering specific geographic regions for the purpose of promoting and advertising the bakery-cafes located in that geographic market. If we establish an advertising association in a specific market, the franchise group in that market must participate in the association, including making contributions in accordance with the advertising association bylaws. Franchise contributions to the advertising association are credited towards the franchise groups' required local advertising spending.

CAPITAL RESOURCES AND DEPLOYMENT OF CAPITAL

Our primary capital resource is cash generated by operations. We also have access to a $250 million credit facility on which, as of December 29, 2009, we had no borrowings outstanding.

Our on-going capital requirements, which may include maintenance and remodel expenditures, development costs for opening new bakery-cafes and fresh dough facilities, and the acquisition of additional bakery-cafes, will continue to be significant. However, we believe our cash flow from operations and available borrowings under our existing credit facility will be sufficient to fund our capital requirements for the foreseeable future.

In evaluating potential new locations, we study the surrounding trade area, demographic information within the most recent year, and publicly available information on competitors. Based on this analysis, including the utilization of proprietary, predictive modeling, we estimate projected sales and a targeted return on investment. We also employ a disciplined capital expenditure process where we focus on occupancy and development costs in relation to the market, designed to ensure we have the right size bakery-cafe and costs in the right market.

Our concept has proven successful in a number of different types of locations, such as in-line or end-cap locations in strip or power centers, regional malls, drive-through and free-standing units. The average Company-owned bakery-cafe size is approximately 4,600 square feet as of December 29, 2009. We lease all of our bakery-cafe locations and fresh dough facilities. Lease terms for our bakery-cafes and fresh dough facilities are generally 10 years with renewal options at most locations, and generally require us to pay a proportionate share of real estate taxes, insurance, common area, and other operating costs. Many bakery-cafe leases provide for contingent rental (i.e. percentage rent) payments based on sales in excess of specified amounts. Certain of our lease agreements provide for scheduled rent increases during the lease term or for rental payments commencing at a date other than the date of initial occupancy.

The average construction, equipment, furniture and fixtures, and signage cost for the 30 Company-owned bakery-cafes opened in fiscal 2009 was approximately $750,000 per bakery-cafe, net of landlord allowances and excluding capitalized development overhead.

We believe the best use of our capital is to invest in our core business, either through the development of new bakery-cafes or through the acquisition of existing bakery-cafes from our franchisees or other similar restaurant or bakery-cafe concepts, such as our acquisition of Paradise Bakery & Café, Inc.

We may from time to time return capital to our shareholders. On November 17, 2009, our Board of Directors approved a three year share repurchase program of up to $600 million of our Class A common stock. The repurchases will be effected from time to time on the open market or in privately negotiated transactions and we may make such repurchases under a Rule 10b5-1 Plan. This repurchase program is reviewed quarterly by our Board of Directors and may be modified, suspended or discontinued at any time.

FRANCHISE OPERATIONS

Our franchisees, which as of December 29, 2009 made up approximately 57.6 percent of our bakery-cafes, are comprised of 48 franchise groups. We are selective in granting franchises, and applicants must meet specific criteria in order to gain consideration for a franchise. Generally, our franchisees must be well-capitalized to open bakery-cafes, meet a negotiated development schedule, and have a proven track record as multi-unit restaurant operators. Additional qualifications include minimum net worth and liquidity requirements, infrastructure and resources to meet our development schedule, and a commitment to the development of our brand. If these qualifications are not met, we may still consider granting a franchise, depending on the market and the particular circumstances.

As of December 29, 2009, we had 795 franchise-operated bakery-cafes open throughout the United States and in Ontario, Canada and we have received commitments to open 240 additional franchise-operated bakery-cafes. The timetables for opening these bakery-cafes are established in the various Area Development Agreements, referred to as ADAs, with franchisees, which provide for the majority scheduled to open in the next four to five years. The ADAs require an area developer to develop a specified number of bakery-cafes on or before specific dates. If a franchisee fails to develop bakery-cafes on schedule, we have the right to terminate the ADA and develop Company-owned locations or develop locations through new area developers in that market. We may exercise one or more alternative remedies to address defaults by area developers, including not only development defaults, but also defaults in complying with our operating and brand standards and other covenants under the ADAs and franchise agreements. We may waive compliance with certain requirements under our ADAs and franchise agreements if we determine such action is warranted under the particular circumstances.

The revenues we receive from a typical ADA include a franchise fee of $35,000 per bakery-cafe (of which we generally receive $5,000 at the signing of the ADA and $30,000 at or before the bakery-cafe opening) and continuing royalties generally of 4 percent to 5 percent of sales per bakery-cafe. Franchise royalties and fees in fiscal 2009 were $78.4 million, or 5.8 percent of our total revenues. Our franchise-operated bakery-cafes follow the same protocol for in-store operating standards, product quality, menu, site selection, and bakery-cafe construction as do Company-owned bakery-cafes. Generally, franchisees are required to purchase all of their dough products from sources approved by us. Our fresh dough facility system supplies fresh dough products to substantially all franchise-operated bakery-cafes. We do not generally finance franchisee construction or ADA payments. However, in fiscal 2008, to facilitate our expansion into Ontario, Canada, we entered into a credit facility with our initial franchisee in that market. See Note 13 to our consolidated financial statements for further information regarding the credit facility with the Canadian franchisee. From time to time and on a limited basis, we may provide certain development or real estate services to franchisees in exchange for a payment equal to the total costs of the services plus an additional fee. As of December 29, 2009, we did not hold an equity interest in any of our franchise-operated bakery-cafes.

BAKERY-CAFE SUPPLY CHAIN

We believe our fresh dough facility system and supply chain function provide us a competitive advantage. We have a unique supply-chain operation in which dough for our fresh bread is supplied daily from one of our regional fresh dough facilities to substantially all of our Company-owned and franchise-operated bakery-cafes. As of December 29, 2009, we had 23 fresh dough facilities, 21 of which were Company-owned, including a limited production facility that is co-located with one of our franchised bakery-cafes in Ontario, Canada to support the franchise-operated bakery-cafes located in that market, and two of which were franchise-operated.

Fresh dough is the key to our high-quality, artisan bread. Distribution is accomplished through a leased fleet of temperature controlled trucks operated by our associates. As of December 29, 2009, we leased 184 trucks. The optimal maximum distribution range is approximately 300 miles; however, when necessary, the distribution ranges may be up to 500 miles. An average distribution route delivers dough to seven bakery-cafes.

Our bakers work through the night shaping, scoring and glazing the dough by hand to bring our customers fresh-baked loaves every morning and throughout the day. We believe our fresh dough facilities have helped us and will continue to help us to ensure consistent quality at our bakery-cafes.

We focus our growth in areas we believe allow us to continue to gain efficiencies through leveraging the fixed cost of the fresh dough facility structure. We expect to selectively enter new markets, which may require the construction of additional fresh dough facilities once a sufficient number of bakery-cafes are opened to ensure efficient distribution of fresh dough.

Our supply chain management system is intended to provide bakery-cafes with high quality food from reliable sources. We have contracted externally for the manufacture of the remaining baked goods in the bakery-cafes, referred to as sweet goods. Sweet goods products are completed at each bakery-cafe by professionally trained bakers. Completion includes finishing with fresh toppings and other ingredients and baking to established artisan standards utilizing unique recipes.

We use independent distributors to distribute sweet goods products, and other materials to bakery-cafes. With the exception of products supplied directly by the fresh dough facilities, virtually all other food products and supplies for our bakery-cafes, including paper goods, coffee, and smallwares, are contracted by us and delivered by vendors to an independent distributor for delivery to the bakery-cafes. We maintain a list of approved suppliers and distributors from which we and our franchisees must select. We leverage our size and scale to improve the quality of our ingredients, effect better purchasing efficiency, and negotiate purchase agreements with most of our approved suppliers to achieve cost reduction for both us and our customers.

For further information regarding our product supply, see Item 1A. Risk Factors.

MANAGEMENT INFORMATION SYSTEMS

Each of our Company-owned bakery-cafes have programmed point-of-sale registers which collect transaction data used to generate pertinent information, including, among other things, transaction counts, product mix and average check. All Company-owned bakery-cafe product prices are programmed into the point-of-sale registers from our office headquarters. We allow franchisees access to certain of our proprietary bakery-cafe systems and systems support. Franchisees are responsible for providing the appropriate menu prices, discount rates and tax rates for system programming.

We use in-store enterprise application tools to assist in labor scheduling and food cost management, to provide corporate and retail operations management quick access to retail data, to allow on-line ordering with distributors, and to reduce managers' administrative time. We use retail data to generate daily and weekly consolidated reports regarding sales and other key metrics, as well as detailed profit and loss statements for our Company-owned bakery-cafes. Additionally, we monitor the average check, transaction count, product mix, and other sales trends. We also use this retail data in our "exception-based reporting" tools to safeguard our cash, protect our assets, and train our associates. Our fresh dough facilities have information systems which accept electronic orders from our bakery-cafes and monitor delivery of the ordered product back to our bakery-cafes. We also use proprietary on-line tools, such as eLearning, to provide on-line training for our retail associates and on-line baking instructions for our bakers.

Most bakery-cafes also provide customers free Internet access through a managed WiFi network. As a result, we host one of the largest free public WiFi networks in the country.

COMPETITION

We compete with numerous sources in our trade areas. Our bakery-cafes compete with specialty food, casual dining and quick service cafes, bakeries, and restaurant retailers, including national, regional and locally-owned cafes, bakeries, and restaurants. Our bakery-cafes compete in several segments of the restaurant business: breakfast, AM "chill," lunch, PM "chill," dinner, take home and catering. Our competitive strengths include location, environment, customer service, price and product quality. We compete for leased space in desirable locations. Some of our competitors may have capital resources greater than ours. For further information regarding competition, see Item 1A. Risk Factors.

EMPLOYEES

As of December 29, 2009, we had approximately 12,100 full-time associates (defined as associates who average 25 hours or more per week), of whom approximately 600 were employed in general or administrative functions, principally in our support centers; approximately 1,200 were employed in our fresh dough facility operations; and approximately 10,300 were employed in our bakery-cafe operations as bakers, managers, and associates. We also had approximately 13,200 part-time hourly associates at our bakery-cafes as of December 29, 2009. We do not have any collective bargaining agreements with our associates and we consider our employee relations to be good. We place a priority on staffing our bakery-cafes, fresh dough facilities, and support center operations with skilled associates and invest in training programs to ensure the quality of our operations.

PROPRIETARY RIGHTS

Our brand, intellectual property and our confidential and proprietary information are very important to our business and competitive position. We protect these assets through a combination of trademark, copyright, trade secret and unfair competition and contract laws.

The Panera®, Panera Bread®, Saint Louis Bread Co.®, Via Panera®, You Pick Two®, Paradise Bakery®, Paradise Bakery & Café® and Mother Bread design trademarks are some of the trademarks we have registered with the United States Patent and Trademark Office. In addition, we have filed to register other marks with the United States Patent and Trademark Office. We have also registered some of our marks in a number of foreign countries.

CORPORATE HISTORY AND ADDITIONAL INFORMATION

We are a Delaware corporation. Our principal offices are located at 6710 Clayton Road, Richmond Heights, Missouri 63117 and our telephone number is (314) 633-7100.

We were originally organized in March 1981 as a Massachusetts corporation under the name Au Bon Pain Co., Inc. and reincorporated in Delaware in June 1988. In December 1993, we purchased Saint Louis Bread Company. In August 1998, we sold our Au Bon Pain Division and changed our name to Panera Bread Company.

We are subject to the informational requirements of the Exchange Act, and, accordingly, we file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information are publicly available and can be read and copied at the reference facilities maintained by the SEC at the Public Reference Room, 100 F Street, NE, Room 1580, Washington, D.C. 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site (*www.sec.gov*) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Our Internet address is *www.panerabread.com*. We make available at this address, free of charge, nutritional information, press releases, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the SEC. In addition, we provide periodic investor relations updates and our corporate governance materials at our Internet address.

GOVERNMENT REGULATION

Our fresh dough facilities and Company-owned and franchise-operated bakery-cafes are subject to regulation and licensing by federal, state and local agencies and health, sanitation, safety, fire, and other governmental departments. Difficulties or failures in obtaining and retaining the required licensing or approval could result in delays or cancellations in the opening of fresh dough facilities or bakery-cafes as well as fines and possible closure of existing fresh dough facilities or bakery-cafes. In addition, we are subject to federal laws and regulations, such as the Fair Labor Standards Act and various state laws governing such matters as minimum wages, overtime, and other working conditions.

We are also subject to federal and state laws regulating the offer and sale of franchises. Such laws impose registration and disclosure requirements on franchisors in the offer and sale of the franchises and may also apply substantive standards to the relationship between franchisor and franchisee.

We are subject to various federal, state, and local environmental regulations. Compliance with applicable environmental regulations is not believed to have a material effect on capital expenditures, financial condition, results of operations, or our competitive position.

The Americans with Disabilities Act prohibits discrimination in employment and public accommodations on the basis of disability. Under the Americans with Disabilities Act, we could be required to expend funds to modify our Company-owned bakery-cafes to provide service to, or make reasonable accommodations for the employment of, disabled persons. Compliance with the requirements of the Americans with Disabilities Act is not believed to have a material effect on our financial condition or results of operations.

ITEM 1A. RISK FACTORS

The following important factors, among others, could cause our actual operating results to differ materially from those indicated or suggested by forward-looking statements made in this Form 10-K or presented elsewhere by management from time to time.

Disruptions in our bakery-cafe supply chain could adversely affect our profitability and operating results.

Our Company-owned and franchise-operated bakery-cafes depend on frequent deliveries of ingredients and other products. One company delivers the majority of our ingredients and other products to our bakery-cafes on a regular basis (two or three times weekly). In addition, we and our franchisees rely on a network of local and national suppliers for the delivery of fresh produce (three to six times per week), which is particularly susceptible to supply volatility as a result of weather conditions. Our dependence on frequent deliveries to our bakery-cafes by a single distributor could cause shortages or supply interruptions that could adversely impact our operations.

Although many of our ingredients and products are prepared to our specifications, we believe that a majority of the ingredients are generally available and could be obtained from alternative sources. In addition, we frequently enter into annual and multi-year contracts for ingredients in order to decrease the risks of supply interruptions and cost fluctuation. Antibiotic-free chicken, which is sold in most Company-owned and franchise-operated bakery-cafes, is currently supplied to us by three different companies. However, there are few producers of antibiotic-free chicken, which may make it difficult or more costly for us to find alternative suppliers if necessary.

Generally, we believe that we have adequate sources of supply for our ingredients and products to support our bakery-cafe operations or, if necessary, we could make menu adjustments to address material supply issues. However, there are many factors which could cause shortages or interruptions in the supply of our ingredients and products, including weather, unanticipated demand, labor, production or distribution problems, quality issues and cost, and the financial health of our suppliers and distributor, some of which are beyond our control, and which could have an adverse effect on our business and results of operations.

Changes in food and supply costs could adversely affect our results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. In the past, we have been able to recover inflationary cost and commodity price increases, including, among other things, fuel, proteins, dairy, wheat, tuna, and cream cheese costs, through increased menu prices. There have been, and there may be in the future, delays in implementing such menu price increases, and economic factors and competitive pressures may limit our ability to recover such cost increases in their entirety. Historically, the effects of inflation on our net income have not been materially adverse. However, increased volatility in certain commodity markets, such as those for wheat or proteins such as chicken or turkey could have an adverse effect on us depending upon whether we are able to increase menu prices to cover such increases.

Disruptions or supply issues in our fresh dough facilities could adversely affect our business and results of operations.

We operate 21 fresh dough facilities, which service substantially all of our Company-owned and franchise-operated bakery-cafes in the United States and Ontario, Canada. Our fresh dough distribution system delivers fresh dough products daily to the bakery-cafes through a leased fleet of temperature controlled vehicles. The optimal maximum distribution range is approximately 300 miles; although, when necessary, the distribution range may reach up to 500 miles. As a result, any prolonged disruption in the operations of or distribution from any of the fresh dough facilities, whether due to weather conditions, technical or labor difficulties, destruction or damage to the vehicle fleet or facility or other reasons, could cause a shortage of fresh dough products at our bakery-cafes. Such a shortage of fresh dough products could, depending on the extent and duration, have a material adverse effect on our business and results of operations.

Additionally, while fuel costs remained relatively constant in 2009, given the historical volatility of these costs, increased costs and distribution issues related to fuel and utilities could also materially impact our business and results of operations, including efficiencies in distribution from our fresh dough facilities to our bakery-cafes.

Our Franklin, Massachusetts fresh dough facility manufactures and supplies through its distributors all of the cream cheese and tuna used in most of our Company-owned and franchise-operated bakery-cafes in the United States. Although we believe we have adopted adequate quality assurance and other procedures to ensure the production and distribution of quality products and ingredients, we may be subject to allegations regarding quality, health or other similar concerns that could have a negative impact on our operations, whether or not the allegations are valid or we are liable. Additionally, defending against such claims or litigation can be costly and the results uncertain.

The continuing adverse economic conditions could adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources.

As widely reported, the U.S. economy continues to experience adverse economic conditions and uncertainty about economic stability. While there are signs that conditions may be improving, there is no certainty that this trend will continue or that credit and financial markets and confidence in economic conditions will not deteriorate again. Our customers may make fewer discretionary purchases as a result of job losses, foreclosures, bankruptcies, reduced access to credit and falling home prices. Because a key point in our business strategy is maintaining our transaction count and margin growth, any significant decrease in customer traffic or average profit per transaction will negatively impact our financial performance as reduced revenues create downward pressure on margins. Financial difficulties experienced by our suppliers could result in product delays or shortages. Additionally, it is unknown when the broader national economy will improve. An economy that continues to deteriorate or fails to improve could have a material adverse effect on our liquidity and capital resources, including our ability to raise additional capital if needed, the ability of banks to honor draws on our credit facility, or otherwise negatively impact our business and financial results.

We may not be able to continue to convince our customers of the benefits of paying our prices for higher-quality food.

Our success depends in large part on our continued ability to convince customers that food made with higher-quality ingredients, including antibiotic-free chicken and our artisan breads, is worth the prices at our bakery-cafes relative to lower prices offered by some of our competitors, particularly those in the quick-service segment. Our inability to educate customers about the quality of our food or our customers' rejection of our pricing approach could require us to change our pricing, marketing or promotional strategies, which could materially and adversely affect our results or the brand identity that we have tried to create.

Customer preferences and traffic could be negatively impacted by health concerns about the consumption of certain products.

Customer preferences and traffic could be impacted by health concerns about the consumption of particular food products and could cause a decline in our sales. Negative publicity about ingredients, poor food quality, food-borne illness, injury, health concerns, allergens or nutritional content could cause customers to shift their preferences. For example, in 2009, outbreaks of E. coli in certain beef food products caused consumers to avoid certain products. In addition, outbreaks of salmonella in certain peanuts and peanut butter products, jalapenos and spinach caused consumers to avoid such products. These problems, other food-borne illnesses (such as hepatitis A, trichinosis or salmonella) and injuries caused by food tampering have in the past, and could in the future, adversely affect the price and availability of affected ingredients and cause customers to shift their preferences, particularly if we choose to pass any higher ingredient costs along to consumers. Negative publicity concerning particular food products may adversely affect demand for our products and could cause an increase in our food costs as a result of potentially irregular supply of such products and a decrease in customer traffic to our bakery-cafes.

Our failure or inability to protect our brand, trademarks or other proprietary rights could adversely affect our business and competitive position.

We believe that our brand, intellectual property and confidential and proprietary information is very important to our business and competitive position. Our primary trademarks, Panera®, Panera Bread®, Saint Louis Bread Co.®, Paradise Bakery & Café®, Via Panera®, and the Mother Bread design, along with other trademarks, copyrights, service marks, trade secrets, confidential and proprietary information and other intellectual property rights, are key components of our operating and marketing strategies. Although we have taken steps to protect our brand, intellectual property and confidential and proprietary information, these steps may not be adequate. Unauthorized usage or imitation by others could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees.

We are not aware of any assertions that our trademarks or menu offerings infringe upon the proprietary rights of third parties, but third parties may claim infringement by us in the future. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause delays in introducing new menu items in the future or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

We try to ensure that our franchisees maintain and protect our brand and our confidential and proprietary information. However, since our franchisees are independent third parties that we do not control, if they do not operate their bakery-cafes in a manner consistent with their agreements with us, our brand and reputation or the value of our confidential and proprietary information could be harmed. If this occurs, our business and operating results could be adversely affected.

Competition may adversely affect our operations and results of operations.

The restaurant industry is highly competitive with respect to location, customer service, price, quality of products and overall customer experience. We compete with specialty food, casual dining and quick-service restaurant retailers, including national, regional and locally owned restaurants. Many of our competitors or potential competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in pricing, marketing and the restaurant industry better than we can. Additionally, other companies may develop restaurants that operate with concepts similar to ours. We also compete with other restaurant chains and other retail businesses for quality site locations and hourly employees. If we are unable to successfully compete in our markets, we may be unable to sustain or increase our revenues and profitability.

Additionally, competition could cause us to modify or evolve our products, designs or strategies. If we do so, we cannot guarantee that we will be successful in implementing the changes or that our profitability will not be negatively impacted by them.

Loss of senior management or the inability to recruit and retain associates could adversely affect our future success.

Our success depends on the services of our senior management and associates, all of whom are "at will" employees. The loss of a member of senior management could have an adverse impact on our business or the financial market's perception of our ability to continue to grow.

Our success also depends on our continuing ability to hire, train, motivate and retain qualified associates in our bakery-cafes, fresh dough facilities and support centers. Our failure to do so could result in higher associate turnover and increased labor costs, and could compromise the quality of our service, all of which could adversely affect our business.

Our ability to increase our revenue and operating profits could be adversely affected if we are unable to execute our growth strategy or achieve sufficient returns on invested capital for bakery-cafe locations.

Our growth strategy primarily consists of new market development and further penetration of existing markets, both by us and our franchisees, including the selection of sites which will achieve targeted returns on invested capital. The success of this strategy depends on numerous factors that are not completely controlled by us or involve risks that may impact the development, or timing of development, of our bakery-cafes. Our ability to grow the number of bakery-cafes successfully will depend on a number of factors, including:

- identification and availability of suitable locations for new bakery-cafes on acceptable terms, including costs and appropriate delivery distances from our fresh dough facilities;
- competition for restaurant sites;
- variations in the number and timing of bakery-cafe openings as compared to our construction schedule;
- management of the costs of construction of bakery-cafes, particularly factors outside our control, such as the timing of delivery of a leased location by the landlord;
- our ability to take advantage of perceived opportunities in a softening commercial real estate market;

- securing required governmental approvals and permits and complying with applicable zoning, land use and environmental regulations; and
- general economic conditions.

Our growth strategy in part depends on continued development by our franchisees. If our franchisees do not continue to successfully finance and open new bakery-cafes, our business could be adversely affected.

Our growth strategy includes continued development of bakery-cafes through franchising. At December 29, 2009, approximately 57.6 percent of our bakery-cafes were operated by franchisees (795 franchise-operated bakery-cafes out of a total of 1,380 bakery-cafes system-wide). The opening and success of bakery-cafes by franchisees depends on a number of factors, including those identified above, as well as the availability of suitable franchise candidates and the financial and other resources of our franchisees such as our franchisees' ability to receive financing from banks and other financial institutions, which may become more challenging in the current economic environment.

Additionally, our results of operations include revenues derived from royalties on sales from, and revenues from sales by our fresh dough facilities to, franchise-operated bakery-cafes. As a result, our growth expectations and revenue could be negatively impacted by a material downturn in sales at and to franchise-operated bakery-cafes or if one or more key franchisees becomes insolvent and unable to pay us our royalties.

Although we have been able to successfully manage our growth to date, we may experience difficulties doing so in the future.

Our growth strategy includes opening bakery-cafes in new markets where we may have little or no operating experience. Accordingly, there can be no assurance that a bakery-cafe opened in a new market will have similar operating results, including average store sales, as our existing bakery-cafes. Bakery-cafes opened in new markets may not perform as expected or may take longer to reach planned operating levels, if at all. Operating results or overall bakery-cafe performance could vary as a result of higher construction, occupancy or general operating costs, a lack of familiarity with our brand which may require us to build local brand awareness, differing demographics, consumer tastes and spending patterns, and variable competitive environments. Additional expenses attributable to costs of delivery from our fresh dough facilities may exceed our expectations in areas not currently served by those facilities.

Our growth strategy also includes opening bakery-cafes in existing markets to increase the penetration rate of our bakery-cafes in those markets. There can be no assurance we will be successful in operating bakery-cafes profitably in new markets or further penetrating existing markets.

We operate in Canada and may expand into other foreign markets and therefore, we may be exposed to uncertainties and risks that could negatively impact our results of operations.

We expanded our operations into Canadian markets by opening two franchise-operated bakery-cafes in the fourth quarter of 2008 and a third franchise-operated bakery-cafe at the beginning of the first quarter of 2009. Our expansion into Canada has made us subject to Canadian economic conditions, particularly currency exchange rate fluctuations, and political factors, either of which could have a material adverse effect on our financial condition and results of operations if our Canadian operations continue to expand. In addition, if we expand into other foreign markets, we will be subject to other foreign economic conditions and political factors including, but not limited to, taxation, inflation, currency fluctuations, increased regulations and quotas, tariffs and other protectionist measures. Further, we may be exposed to new forms of competition not present in our domestic markets, as well as subject to potentially different demographic tastes and preferences for our products.

If we fail to comply with governmental laws or regulations or if these laws or regulations change, our business could suffer.

In connection with the operation of our business, we are subject to extensive federal, state, local and foreign laws and regulations, including those related to:

- franchise relationships;
- building construction and zoning requirements;

- nutritional content labeling and disclosure requirements;
- management and protection of the personal data of our employees and customers;
- environmental matters.

Our bakery-cafes and fresh dough facilities are licensed and subject to regulation under federal, state and local laws, including business, health, fire and safety codes.

Various federal and state labor laws govern our operations and our relationship with our associates, including minimum wage, overtime, accommodation and working conditions, benefits, citizenship requirements, insurance matters, workers' compensation, disability laws such as the Federal Americans with Disabilities Act, child labor laws and anti-discrimination laws.

While we believe we operate in substantial compliance with these laws, they are complex and vary from location to location, which complicates monitoring and compliance. As a result, regulatory risks are inherent in our operation. Although we believe that compliance with these laws has not had a material effect on our operations to date, we may experience material difficulties or failures with respect to compliance in the future. Our failure to comply with these laws could result in required renovations to our facilities, litigation, fines, penalties, judgments or other sanctions including the temporary suspension of bakery-cafe or fresh dough facility operations or a delay in construction or opening of a bakery-cafe, any of which could adversely affect our business, operations and our reputation.

In recent years, there has been an increased legislative, regulatory and consumer focus at the federal, state and municipal levels on the food industry, including nutrition and advertising practices. Restaurants operating in the quick-service and fast-casual segments have been a particular focus. For example, several states and individual municipalities, including King County, Washington, New York City and the state of California, have adopted regulations requiring that chain restaurants include caloric or other nutritional information on their menu boards and on printed menus, which must be plainly visible to consumers at the point of ordering. Likewise, there have been several similar proposals on the national level. As a result, we may in the future become subject to other initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food, which could increase our expenses or slow customer flow, decreasing our throughput.

Rising insurance costs could negatively impact our profitability.

We self-insure a significant portion of our expected losses under our workers' compensation, medical, general, auto and property liability programs. The liabilities associated with the risks that are retained by us are estimated, in part, by considering our historical claims experience and data from industry and other actuarial sources. The estimated accruals for these liabilities could be affected if claims differ from these assumptions and historical trends. Unanticipated changes in the actuarial assumptions and management estimates underlying our reserves of these losses could result in materially different amounts of expense under these programs, which could have a material adverse effect on our financial condition and results of operations.

Additionally, the costs of insurance and medical care have risen significantly over the past few years and are expected to continue to increase. These increases, as well as existing or potential legislation changes, such as proposals to require employers to provide health insurance to employees, could negatively impact our operating results.

We are subject to complaints and litigation that could have an adverse effect on our business.

In the ordinary course of our business we may become subject to complaints and litigation alleging that we are responsible for a customer illness or injury suffered at or after a visit to one of our bakery-cafes or to one of our franchise-operated bakery-cafes, including allegations of poor food quality, food-borne illness, adverse health effects, nutritional content, allergens, personal injury or other concerns. In addition, we are subject to litigation by employees, investors, franchisees and others through private actions, class actions or other forums. For example, in January 2008, a purported class action lawsuit was filed against us and three of our current or former executive officers by investors alleging violations of the Securities Exchange Act of 1934 and the rules promulgated thereunder. While we believe we have meritorious defenses to each of the claims in this lawsuit and we are vigorously defending the lawsuit, the outcome of litigation is difficult to assess and quantify and the defense against such claims or actions can be costly. In addition to decreasing sales and profitability and diverting financial and management resources, we may suffer from adverse publicity that could harm our brand, regardless of whether the allegations are valid or whether we are liable. Moreover, we are subject to the same risks of adverse publicity resulting from allegations even if the claim involves one of our franchisees. A judgment significantly in excess of our insurance coverage for any claims could materially and adversely affect our financial condition or results of operations. Additionally, publicity about these claims may harm our reputation or prospects and adversely affect our results.

If we are unable to protect our customers' credit card data, we could be exposed to data loss, litigation and liability, and our reputation could be significantly harmed.

In connection with credit card sales, we transmit confidential credit card information by way of secure private retail networks. Although we use private networks, third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit card sales, and our security measures and those of our technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person is able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation.

We periodically acquire existing bakery-cafes from our franchisees or ownership interests in other restaurant or bakery-cafe concepts, which could adversely affect our results of operations.

We have historically acquired existing bakery-cafes and development rights from our franchisees either by negotiated agreement or exercise of our rights of first refusal under the franchise and area development agreements. Additionally, on June 2, 2009, we completed our purchase of Paradise Bakery & Café, Inc., then owner and operator of 32 bakery-cafes and one commissary, and franchisor of 37 bakery-cafes and one commissary. Any acquisition that we undertake involves risk, including:

- our ability to successfully achieve anticipated synergies, accurately assess contingent and other liabilities as well as potential profitability;
- failure to successfully integrate the acquired entity's operational and support activities;
- unanticipated changes in business and economic conditions;
- limited or no operational experience in the acquired bakery-cafe market;
- future impairment charges related to goodwill and other acquired intangible assets; and
- risks of dispute and litigation with the seller, the seller's landlords, and vendors and other parties.

Any of these factors could strain our financial and management resources as well as negatively impact our results of operations.

Our operating results fluctuate due to a number of factors, some of which may be beyond our control, and any of which may adversely affect our financial condition.

Our operating results may fluctuate significantly from our forecasts, targets or projections because of a number of factors, including the following:

- changes in average weekly sales and comparable bakery-cafe sales due to:
  - lower customer traffic or average check per transaction, including as a result of the introduction of new menu items;
  - changes in demographics, consumer preferences and discretionary spending;
  - negative publicity about the ingredients we use or the occurrence of food-borne illnesses or other problems at our bakery-cafes; or

    - unfavorable general economic conditions in the markets in which we operate, including, but not limited to, downturns in the housing market, higher interest rates, higher unemployment, lower disposable income due to higher energy or other consumer costs, lower consumer confidence and other events or factors that adversely affect consumer spending.
    - seasonality, including as a result of inclement weather.
- cost increases due to:
    - changes in our operating costs;
    - labor availability and increased labor costs, including wages of management and associates, compensation, insurance and health care; and
    - changes in business strategy including concept evolution and new designs.
- profitability of new bakery-cafes, especially in new markets;
- delays in new bakery-cafe openings;
- fluctuations in supply costs, shortages or interruptions; and
- natural disasters and other calamities.

Increased advertising and marketing costs could adversely affect our results of operations.

We expect to dedicate greater resources to advertising and marketing than in previous years. If new advertising and other marketing programs do not drive increased bakery-cafe sales or if the costs of advertising, media or marketing increase greater than expected, our financial results could be materially adversely affected.

Our federal, state and local tax returns have been and may in the future be selected for audit by the taxing authorities, which may result in tax assessments or penalties that could have a material adverse impact on our results of operations and financial position.

We are subject to federal, state and local taxes in the United States. Significant judgment is required in determining the provision for taxes. Although we believe our tax estimates are reasonable, if the IRS or other taxing authority disagrees with the positions we have taken on our tax returns, we could have additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position.

A regional or global health pandemic could severely affect our business.

A health pandemic is a disease outbreak that spreads rapidly and widely by infection and affects many individuals in an area or population at the same time. If a regional or global health pandemic occurs, depending upon its duration, location and severity, our business could be severely affected. Generally, we are viewed by our customers as an "everyday oasis", a friendly, all day destination where people can gather with friends and business colleagues. Customers might avoid public gathering places in the event of a health pandemic, and local, regional or national governments might limit or ban public gatherings to halt or delay the spread of disease. A regional or global health pandemic might also adversely impact our business by disrupting or delaying production and delivery of ingredients and products in our supply chain and by causing staffing shortages in our bakery-cafes. The impact of a health pandemic might be disproportionately greater on us than on other companies that depend less on the gathering of people for the sale of their products.

Regional factors could negatively impact our results of operations.

There are several states, particularly in the Midwest region of the United States, in which Panera, our franchisees, or both own and operate a significant number of bakery-cafes. As a result, the economic conditions, state and local laws, government regulations and weather conditions affecting those particular states, or a geographic region generally, may have a material impact upon our results of operations.

Failure to meet market expectations for our financial performance will likely adversely affect the market price of our stock.

The public trading of our stock is based in large part on market expectations that our business will continue to grow and that we will achieve certain levels of financial performance. Should we fail to meet market expectations going forward, particularly with respect to comparable bakery-cafe sales, net revenues, operating margins, and earnings per share, the market price of our stock will likely decline.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The average size of a Company-owned bakery-cafe is approximately 4,600 square feet. The square footage of each of our fresh dough facilities is provided below. We lease all of our bakery-cafe locations and fresh dough facilities. Lease terms for our bakery-cafes and fresh dough facilities are generally 10 years with renewal options at most locations and our leases generally require us to pay a proportionate share of real estate taxes, insurance, common area, and other operating costs. Many bakery-cafe leases provide for contingent rental (i.e. percentage rent) payments based on sales in excess of specified amounts. Certain of our lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing at a date other than the date of initial occupancy. See Note 2 to the consolidated financial statements for further information on our accounting for leases.

Information with respect to our Company-owned leased fresh dough facilities as of December 29, 2009 is set forth below:

Facility	Square Footage
Atlanta, GA	18,000
Beltsville, MD	26,800
Chicago, IL	30,900
Cincinnati, OH	22,300
Dallas, TX	12,900
Denver, CO	10,000
Detroit, MI	19,600
Fairfield, NJ	39,900
Franklin, MA(1)	40,300
Greensboro, NC	19,200
Kansas City, KS	17,000
Minneapolis, MN	10,300
Miramar, FL	15,100
Ontario, CA	27,800
Orlando, FL	16,500
Phoenix, AZ	9,100
Seattle, WA	16,600
St. Louis, MO	30,000
Stockton, CA	14,300
Warren, OH	16,300
Ontario, CAN(2)	300

(1) Total square footage includes approximately 20,000 square feet utilized in tuna and cream cheese production.

(2) Company-owned limited production facility co-located with one of our franchised bakery-cafes in Ontario, Canada to support the franchise-operated bakery-cafes located in this market.

As of December 29, 2009, we operated 1,380 bakery-cafes in the following locations:

State	Company-Owned Bakery-Cafes	Franchise-Operated Bakery-Cafes	Total Bakery-Cafes
Alabama	14	—	14
Arizona	30	5	35
Arkansas	—	5	5
California	39	52	91
Colorado	—	35	35
Connecticut	11	10	21
Delaware	—	3	3
Florida	39	77	116
Georgia	14	18	32
Illinois	69	34	103
Indiana	32	6	38
Iowa	2	15	17
Kansas	—	18	18
Kentucky	15	2	17
Maine	—	4	4
Maryland	—	42	42
Massachusetts	8	36	44
Michigan	47	15	62
Minnesota	23	3	26
Missouri	45	21	66
Nebraska	11	2	13
Nevada	—	5	5
New Hampshire	—	9	9
New Jersey	—	48	48
New York	34	36	70
North Carolina	12	30	42
Ohio	9	89	98
Oklahoma	—	17	17
Oregon	5	4	9
Pennsylvania	23	46	69
Rhode Island	—	6	6
South Carolina	8	6	14
South Dakota	1	—	1
Tennessee	12	16	28
Texas	18	29	47
Utah	—	6	6
Virginia	53	10	63
Washington	11	1	12
West Virginia	—	7	7
Wisconsin	—	24	24
Canada	—	3	3
Totals	585	795	1,380

ITEM 3. LEGAL PROCEEDINGS

On January 25, 2008 and February 26, 2008, purported class action lawsuits were filed against us and three of our current or former executive officers by the Western Washington Laborers-Employers Pension Trust and Sue Trachet, respectively, on behalf of investors who purchased our common stock during the period between November 1, 2005 and July 26, 2006. Both lawsuits were filed in the United States District Court for the Eastern District of Missouri, St. Louis Division. Each complaint alleges that we and the other defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 under the Exchange Act in connection with our disclosure of system-wide sales and earnings guidance during the period from November 1, 2005 through July 26, 2006. Each complaint seeks, among other relief, class certification of the lawsuit, unspecified damages, costs and expenses, including attorneys' and experts' fees, and such other relief as the Court might find just and proper. On June 23, 2008, the lawsuits were consolidated and the Western Washington Laborers-Employers Pension Trust was appointed lead plaintiff. On August 7, 2008, the plaintiff filed an amended complaint, which extended the class period to November 1, 2005 through July 26, 2007. We believe that we and the other defendants have meritorious defenses to each of the claims in this lawsuit and we are vigorously defending the lawsuit. On October 6, 2008, we filed a motion to dismiss all of the claims in this lawsuit. Following filings by both parties on our motion to dismiss, on June 25, 2009, the Court converted our motion to one for summary judgment and denied it without prejudice. The Court simultaneously gave us until July 20, 2009 to file a new motion for summary judgment, which deadline the Court subsequently extended until August 10, 2009. On August 10, 2009, we filed a motion for summary judgment. On September 9, 2009, the plaintiff filed a request to deny or continue our motion for summary judgment to allow the plaintiff to conduct discovery. Following a hearing and subsequent filings by both parties on the plaintiff's request for discovery, on November 6, 2009, the Court denied the plaintiff's request. The plaintiff filed an opposition to our motion for summary judgment on December 12, 2009, and we filed our reply in support of our motion on December 21, 2009. Our motion for summary judgment is pending as of the date of this filing. There can be no assurance that we will be successful, and an adverse resolution of the lawsuit could have a material adverse effect on our consolidated financial position and results of operations in the period in which the lawsuit is resolved. We are not presently able to reasonably estimate potential losses, if any, related to the lawsuit and as such, have not recorded a liability in our Consolidated Balance Sheets.

On February 22, 2008, a shareholder derivative lawsuit was filed against us as nominal defendant and against certain of our current or former officers and certain current directors. The lawsuit was filed by Paul Pashcetto in the Circuit Court of St. Louis, Missouri. The complaint alleges, among other things, breach of fiduciary duty, abuse of control, waste of corporate assets and unjust enrichment between November 5, 2006 and February 22, 2008. The complaint seeks, among other relief, unspecified damages, costs and expenses, including attorneys' fees, an order requiring us to implement certain corporate governance reforms, restitution from the defendants and such other relief as the Court might find just and proper. We believe that we and the other defendants have meritorious defenses to each of the claims in this lawsuit and we are vigorously defending the lawsuit. On July 18, 2008, we filed a motion to dismiss all of the claims in this lawsuit. Following filings by both parties on our motion to dismiss, on December 14, 2009, the Court denied our motion. We filed an answer to the complaint on January 27, 2010. There can be no assurance that we will be successful, and an adverse resolution of the lawsuit could have a material adverse effect on our consolidated financial position and results of operations in the period in which the lawsuit is resolved. We are not presently able to reasonably estimate potential losses, if any, related to the lawsuit and as such, have not recorded a liability in our Consolidated Balance Sheets.

On February 22, 2008, a purported class action lawsuit was filed against us and one of our subsidiaries by Pati Johns, a former employee of ours, in the United States District Court for the District of Northern California. The complaint alleged, among other things, violations of the Fair Labor Standards Act and the California Labor Code for failure to pay overtime and termination compensation. Although we believe that our policies and practices were lawful and that we had meritorious defenses to each of the claims in this case, following mediation with the plaintiff, we entered into a Court-approved settlement agreement in late fiscal 2008. As a result, we accrued approximately $0.5 million in legal settlement costs for the fiscal year ended December 30, 2008, which we paid in fiscal 2009.

On December 9, 2009, a purported class action lawsuit was filed against us and one of our subsidiaries by Nick Sotoudeh, a former employee of ours. The lawsuit was filed in the California Superior Court, County of Contra Costa. The complaint alleges, among other things, violations of the California Labor Code, failure to pay overtime, failure to provide meal and rest periods and termination compensation and violations of California's Unfair Competition Law. The complaint seeks, among other relief, collective and class certification of the lawsuit, unspecified damages, costs and expenses, including attorneys' fees, and such other relief as the Court might find just and proper. We believe we and the other defendant have meritorious defenses to each of the claims in this lawsuit and we are prepared to vigorously defend the lawsuit. There can be no assurance, however, that we will be successful, and an adverse resolution of the lawsuit could have a material adverse effect on our consolidated financial position and results of operations in the period in which the lawsuit is resolved. We are not presently able to reasonably estimate potential losses, if any, related to the lawsuit and as such, have not recorded a liability in our Consolidated Balance Sheets.

In addition, we are subject to other routine legal proceedings, claims and litigation in the ordinary course of its business. Defending lawsuits requires significant management attention and financial resources and the outcome of any litigation, including the matters described above, is inherently uncertain. We do not, however, currently expect that the costs to resolve these routine matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 29, 2009.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A common stock is listed on The Nasdaq Global Select Market ("Nasdaq") under the symbol "PNRA." There is no established public trading market for our Class B common stock. The following table sets forth the high and low sale prices for our Class A common stock as reported by Nasdaq for the fiscal periods indicated.

	December 29, 2009		December 30, 2008	
	High	Low	High	Low
First Quarter	$58.03	$43.33	$44.20	$31.52
Second Quarter	$63.75	$49.62	$52.30	$41.02
Third Quarter	$58.05	$48.59	$58.88	$43.64
Fourth Quarter	$68.63	$53.24	$55.91	$36.36

On February 22, 2010, the last sale price for the Class A common stock, as reported on the Nasdaq Global Select Market, was $72.82. As of February 22, 2010, we had approximately 2,043 holders of record of our Class A common stock and approximately 39 holders of record of our Class B common stock.

Dividend Policy

We routinely evaluate various options for the use of our capital, including the potential issuance of dividends; however, we have never paid cash dividends on our capital stock and do not have current plans to pay cash dividends in 2010 as we currently intend to re-invest earnings in continued growth of our operations and our share repurchase program, as discussed below.

Share Repurchase Program

On November 17, 2009, our Board of Directors approved a three year share repurchase program of up to $600 million. The repurchases will be effected from time to time on the open market or in privately negotiated transactions and we may make such repurchases under a Rule 10b5-1 Plan. Under the share repurchase program, we repurchased a total of 27,429 shares of our Class A common stock at a weighted-average price of $62.98 per share for an aggregate purchase price of $1.7 million in fiscal 2009. Repurchased shares will be retired immediately and will resume the status of authorized but unissued shares. The share repurchase program may be modified, suspended, or discontinued by our Board of Directors at any time.

During the fourth quarter of fiscal 2009, we repurchased Class A common stock as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Announced Program
September 30, 2009 - October 27, 2009	22(1)	$50.92	—	$ —
October 28, 2009 - December 1, 2009	28,069(1)(2)	$63.01	27,429	$598,272,419
December 2, 2009 - December 29, 2009	46(1)	$51.85	—	$598,272,419
Total	28,137	$62.98	27,429	$598,272,419

(1) Represents Class A common stock surrendered by participants under the Panera Bread 1992 Stock Incentive Plan and the Panera Bread 2006 Stock Incentive Plan as payment of applicable tax withholding on the vesting of restricted stock. Shares so surrendered by the participants are repurchased by us pursuant to the terms of those plans and the applicable award agreements and not pursuant to publicly announced share repurchase programs.

(2) Includes 27,429 shares of Class A common stock that were repurchased under a Rule 10b5-1 plan, as described above. See Note 12 to our consolidated financial statements for further information regarding the share repurchase program.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data has been derived from our consolidated financial statements. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto.

	For the Fiscal Year Ended(1)				
	December 29, 2009	December 30, 2008	December 25, 2007	December 26, 2006	December 27, 2005
Revenues:					
Bakery-cafe sales	$1,153,255	$1,106,295	$ 894,902	$ 666,141	$ 499,422
Franchise royalties and fees	78,367	74,800	67,188	61,531	54,309
Fresh dough sales to franchisees	121,872	117,758	104,601	101,299	86,544
Total revenue	1,353,494	1,298,853	1,066,691	828,971	640,275
Costs and expenses:					
Bakery-cafe expenses:					
Cost of food and paper products	$ 337,599	$ 332,697	$ 271,442	$ 196,849	$ 143,057
Labor	370,595	352,462	286,238	204,956	151,524
Occupancy	95,996	90,390	70,398	48,602	35,558
Other operating expenses	155,396	147,033	121,325	92,176	70,003
Total bakery-cafe expenses	959,586	922,582	749,403	542,583	400,142
Fresh dough cost of sales to franchisees	100,229	108,573	92,852	85,951	74,654
Depreciation and amortization	67,162	67,225	57,903	44,166	33,011
General and administrative expenses	83,169	84,393	68,966	59,306	46,301
Pre-opening expenses	2,451	3,374	8,289	6,173	5,072
Total costs and expenses	1,212,597	1,186,147	977,413	738,179	559,180
Operating profit	140,897	112,706	89,278	90,792	81,095
Interest expense	700	1,606	483	92	50
Other (income) expense, net	273	883	333	(1,976)	(1,133)
Income before income taxes	139,924	110,217	88,462	92,676	82,178
Income taxes	53,073	41,272	31,434	33,827	29,995
Net income	86,851	68,945	57,028	58,849	52,183
Less: income (loss) attributable to noncontrolling interest	801	1,509	(428)	—	—
Net income attributable to Panera Bread Company	$ 86,050	$ 67,436	$ 57,456	$ 58,849	$ 52,183
Earnings per common share attributable to Panera Bread Company:					
Basic	$ 2.81	$ 2.24	$ 1.81	$ 1.88	$ 1.69
Diluted	$ 2.78	$ 2.22	$ 1.79	$ 1.84	$ 1.65
Weighted average shares of common and common equivalent shares outstanding:					
Basic	30,667	30,059	31,708	31,313	30,871
Diluted	30,979	30,422	32,178	32,044	31,651

	For the Fiscal Year Ended(1)				
	December 29, 2009	December 30, 2008	December 25, 2007	December 26, 2006	December 27, 2005
Consolidated balance sheet data:					
Cash and cash equivalents	$ 246,400	$ 74,710	$ 68,242	$ 52,097	$ 24,451
Short-term investments	$ —	$ 2,400	$ 23,198	$ 20,025	$ 46,308
Total assets	$ 837,165	$ 673,917	$ 698,752	$ 542,609	$ 437,667
Long-term liabilities	$ 97,870	$ 61,217	$ 122,807	$ 35,333	$ 33,824
Stockholders' equity	$ 597,036	$ 495,162	$ 446,164	$ 397,666	$ 316,978
Franchisee revenues(2)	$1,640,309	$1,542,791	$1,376,430	$1,245,472	$1,097,191
Comparable bakery-cafe sales percentage for(2)(3):					
Company-owned bakery-cafes	0.7%	5.8%	1.9%	3.9%	7.4%
Franchise-operated bakery-cafes	0.5%	5.3%	1.5%	4.1%	8.0%
Bakery-cafe data:					
Company-owned bakery-cafes open	585	562	532	391	311
Franchise-operated bakery-cafes open	795	763	698	636	566
Total bakery-cafes open	1,380	1,325	1,230	1,027	877

(1) Fiscal 2008 was a 53 week year consisting of 371 days. All other fiscal years presented contained 52 weeks consisting of 364 days, with the exception of fiscal 2005. In fiscal 2005, we changed our fiscal week to end on Tuesday rather than Saturday. As a result, our 2005 fiscal year ended on December 27, 2005 instead of December 31, 2005 and, therefore, consisted of 52 and a half weeks rather than the 53 week year that would have resulted without the calendar change.

(2) Comparable bakery-cafe sales percentages are non-GAAP financial measures, which should not be considered in isolation or as a substitute for other measures of performance prepared in accordance with generally accepted accounting principles in the U.S., or GAAP, and may not be equivalent to comparable bakery-cafe sales as defined or used by other companies. We do not record franchise-operated bakery-cafe sales as revenues. However, royalty revenues are calculated based on a percentage of franchise-operated bakery-cafe sales, as reported by franchisees. We use franchise-operated and system-wide sales information internally in connection with store development decisions, planning, and budgeting analyses. We believe franchise-operated and system-wide sales information is useful in assessing consumer acceptance of our brand, facilitates an understanding of financial performance and the overall direction and trends of sales and operating income, helps us appreciate the effectiveness of our advertising and marketing initiatives to which our franchisees also contribute based on a percentage of their sales, and provides information that is relevant for comparison within the industry.

(3) Comparable bakery-cafe sales for fiscal 2009 and fiscal 2007 contained 52 weeks of sales while fiscal 2008 contained 53 weeks of sales, with an impact of approximately $14.4 million and $21.4 million of sales in the additional week for Company-owned and franchise-operated bakery-cafes, respectively. Adjusted to reflect a comparative 52 week period in fiscal 2008 (the first 52 weeks in fiscal 2008), Company-owned and franchise-operated comparable bakery-cafe sales for fiscal 2009 would have been approximately 2.3 percent and 2.2 percent, respectively. Adjusted to reflect a comparative 53 week period in fiscal 2007 (52 weeks in fiscal 2007 plus week one of fiscal 2008), Company-owned and franchise-operated comparable bakery-cafe sales for fiscal 2008 would have been approximately 3.6 percent and 3.4 percent, respectively. Adjusted on a calendar basis to match the specific weeks in fiscal 2009 to the same specific weeks in fiscal 2008, Company-owned and franchise-operated comparable bakery-cafe sales for fiscal 2009 would have been 2.6 percent and 2.3 percent, respectively. For further information regarding comparable bakery-cafe sales, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Our revenues are derived from Company-owned bakery-cafe sales, fresh dough sales to franchisees, and franchise royalties and fees. Fresh dough sales to franchisees are primarily the sales of fresh dough products, tuna and cream cheese to certain of our franchisees. The cost of food and paper products, labor, occupancy, and other operating expenses relate primarily to Company-owned bakery-cafe sales. The cost of fresh dough sales to franchisees relates primarily to the sale of fresh dough products, tuna and cream cheese to franchisees. General and administrative, depreciation and amortization, and pre-opening expenses relate to all areas of revenue generation.

Our fiscal year ends on the last Tuesday in December. Each of our fiscal years ended December 29, 2009 and December 25, 2007 had 52 weeks. Our fiscal year ended December 30, 2008 had 53 weeks, with the fourth quarter comprising 14 weeks.

Use of Non-GAAP Measurements

We include in this report information on Company-owned, franchise-operated and system-wide comparable bakery-cafe sales percentages. Company-owned comparable bakery-cafe sales percentages are based on sales from bakery-cafes that have been in operation and Company-owned for at least 18 months. Franchise-operated comparable bakery-cafe sales percentages are based on sales from franchised bakery-cafes, as reported by franchisees, that have been in operation and franchise-operated for at least 18 months. System-wide comparable bakery-cafe sales percentages are based on sales at both Company-owned and franchise-operated bakery-cafes that have been in operation and Company-owned or franchise-operated for at least 18 months. Acquired Company-owned and franchise-operated bakery-cafe locations and other restaurant or bakery-cafe concepts are excluded from comparable bakery-cafe sales until we have held a 100 percent ownership interest therein for at least 18 months. Comparable bakery-cafe sales exclude closed locations and currently, Paradise Bakery & Café, Inc., or Paradise, locations.

Comparable bakery-cafe sales percentages are non-GAAP financial measures, which should not be considered in isolation or as a substitute for other measures of performance prepared in accordance with generally accepted accounting principles in the U.S., or GAAP, and may not be equivalent to comparable bakery-cafe sales as defined or used by other companies. We do not record franchise-operated bakery-cafe sales as revenues. However, royalty revenues are calculated based on a percentage of franchise-operated bakery-cafe sales, as reported by franchisees. We use franchise-operated and system-wide sales information internally in connection with store development decisions, planning, and budgeting analyses. We believe franchise-operated and system-wide sales information is useful in assessing consumer acceptance of our brand, facilitates an understanding of financial performance and the overall direction and trends of sales and operating income, helps us appreciate the effectiveness of our advertising and marketing initiatives to which our franchisees also contribute based on a percentage of their sales, and provides information that is relevant for comparison within the industry.

We also include in this report information on Company-owned, franchise-operated and system-wide average weekly sales. Average weekly sales are calculated by dividing total net sales by operating weeks. Accordingly, year-over-year results reflect sales for all locations, whereas comparable bakery-cafe sales exclude closed locations and Paradise and are based on sales for bakery-cafes that have been in operation and owned for at least 18 months. New stores typically experience an opening "honeymoon" period during which they generate higher average weekly sales in the first 12 to 16 weeks they are open as customers "settle-in" to normal usage patterns from initial trial of the location. On average, the "settle-in" experienced is 5 percent to 10 percent less than the average weekly sales during the "honeymoon" period. As a result, year-over-year results of average weekly sales are generally lower than the results in comparable bakery-cafe sales. This results from the relationship of the number of bakery-cafes in the "honeymoon" phase, the number of bakery-cafes in the "settle-in" phase, and the number of bakery-cafes in the comparable bakery-cafe base.

Executive Summary of Results

In fiscal 2009, we earned $2.78 per diluted share with the following performance on key metrics: system-wide comparable bakery-cafe sales growth of 0.5 percent (0.7 percent for Company-owned bakery-cafes and 0.5 percent for franchise-operated bakery-cafes), which included the impact of the additional week in fiscal 2008, a 53 week year; system-wide average weekly sales increased 1.8 percent to $39,926 ($39,050 for Company-owned bakery-cafes and $40,566 for franchise-operated bakery-cafes); 69 new bakery-cafes opened system-wide (30 Company-owned bakery-cafes and 39 franchise-operated bakery-cafes); and 14 bakery-cafes closed system-wide (seven Company-owned bakery-cafes and seven franchise-operated bakery-cafes). Our fiscal 2009 results of $2.78 per diluted share included $0.13 per diluted share of net charges, including a $0.07 per diluted share charge to increase reserves for certain state sales tax audit exposures, a charge of $0.04 per diluted share to write-off smallwares and equipment related to the rollout of new china and panini grills, a charge of $0.04 per diluted share related to the closure of bakery-cafes, and a charge of $0.01 per diluted share related to the impairment of one bakery-cafe, partially offset by a $0.03 per diluted share gain recorded on both, the redemptions received during year on our investment in the Columbia Strategic Cash Portfolio and the change in the recorded fair value of the units held during the year.

In fiscal 2008, we earned $2.22 per diluted share with the following performance on key metrics: system-wide comparable bakery-cafe sales growth of 5.5 percent (5.8 percent for Company-owned bakery-cafes and 5.3 percent for franchise-operated bakery-cafes), which included the impact of the additional week in fiscal 2008, a 53 week year; system-wide average weekly sales increased 1.5 percent to $39,239 ($38,066 for Company-owned bakery-cafes and $40,126 for franchise-operated bakery-cafes); 102 new bakery-cafes opened system-wide (35 Company-owned bakery-cafes and 67 franchise-operated bakery-cafes); and seven bakery-cafes closed system-wide (five Company-owned bakery-cafes and two franchise-operated bakery-cafes). In addition, beginning in the first quarter of fiscal 2008, we adjusted our 2008 development plans and made a determination to raise our sales hurdles for new bakery-cafe development and to no longer develop specific sites. As a result of this determination, we established a reserve and recorded a charge of $2.8 million, or $0.06 per diluted share, to general and administrative expenses related to severance, the write-off of capitalized assets and overhead costs and the termination of leases for specific sites that we decided to no longer develop. Our fiscal 2008 results of $2.22 per diluted share also included additional charges totaling $0.08 per diluted share, including a write-down of our investment in the Columbia Strategic Cash Portfolio of $0.04 per diluted share, a $0.01 per diluted share impact with respect to on-going legal settlements, a $0.02 per diluted share impact of an unfavorable tax adjustment, and a charge of $0.01 per diluted share for asset write-offs related to our new coffee program.

In fiscal 2007, we earned $1.79 per diluted share with the following performance on key metrics: system-wide comparable bakery-cafe sales growth of 1.6 percent (1.9 percent for Company-owned bakery-cafes and 1.5 percent for franchise-operated bakery-cafes); system-wide average weekly sales declined 1.2 percent to $38,668 ($37,548 for Company-owned bakery-cafes and $39,433 for franchise-operated bakery-cafes); and 169 new bakery-cafes opened system-wide, including 89 Company-owned bakery-cafes and 80 franchise-operated bakery-cafes. Additionally, we acquired 36 bakery-cafes from franchisees, we sold one bakery-cafe to a franchisee, and 10 bakery-cafes were closed system-wide, including five Company-owned bakery-cafes and five franchise-operated bakery-cafes. Further, on February 1, 2007, we purchased 51 percent of the outstanding stock of Paradise Bakery & Café, Inc., referred to as Paradise, then owner and operator of 22 bakery-cafes and one commissary and franchisor of 22 bakery-cafes and one commissary. Our fiscal 2007 results of $1.79 per diluted share also included charges totaling $0.03 per diluted share, which is comprised of a write-down of our investment in the Columbia Strategic Cash Portfolio of $0.02 per diluted share and a charge of $0.01 per diluted share related to the discontinuation of our Crispani® product line.

Consolidated Statements of Operations Margin Analysis

The following table sets forth the percentage relationship to total revenues, except where otherwise indicated, of certain items included in our Consolidated Statements of Operations for the periods indicated. Percentages may not add due to rounding:

	For the Fiscal Year Ended		
	December 29, 2009	December 30, 2008	December 25, 2007
Revenues:			
Bakery-cafe sales	85.2%	85.2%	83.9%
Franchise royalties and fees	5.8	5.8	6.3
Fresh dough sales to franchisees	9.0	9.1	9.8
Total revenue	100.0%	100.0%	100.0%
Costs and expenses:			
Bakery-cafe expenses(1):			
Cost of food and paper products	29.3%	30.1%	30.3%
Labor	32.1	31.9	32.0
Occupancy	8.3	8.2	7.9
Other operating expenses	13.5	13.3	13.6
Total bakery-cafe expenses	83.2	83.4	83.7
Fresh dough cost of sales to franchisees(2)	82.2	92.2	88.8
Depreciation and amortization	5.0	5.2	5.4
General and administrative expenses	6.1	6.5	6.5
Pre-opening expenses	0.2	0.3	0.8
Total costs and expenses	89.6	91.3	91.6
Operating profit	10.4	8.7	8.4
Interest expense	0.1	0.1	0.1
Other (income) expense, net	—	0.1	—
Income before income taxes	10.3	8.5	8.3
Income taxes	3.9	3.2	2.9
Net income	6.4	5.3	5.4
Less: net income attributable to noncontrolling interest	0.1	0.1	—
Net income attributable to Panera Bread Company	6.4%	5.2%	5.4%

(1) As a percentage of bakery-cafe sales.

(2) As a percentage of fresh dough facility sales to franchisees.

Bakery-cafe Composition

The following table sets forth certain bakery-cafe data relating to Company-owned and franchise-operated bakery-cafes for the periods indicated:

	For the Fiscal Year Ended		
	December 29, 2009	December 30, 2008	December 25, 2007
Number of bakery-cafes:			
Company-owned:			
Beginning of period	562	532	391
Bakery-cafes opened	30	35	89
Bakery-cafes closed	(7)	(5)	(5)
Bakery-cafes acquired from franchisees(1)	—	—	36
Bakery-cafes acquired(2)	—	—	22
Bakery-cafe sold to a franchisee(3)	—	—	(1)
End of period	585	562	532
Franchise-operated:			
Beginning of period	763	698	636
Bakery-cafes opened	39	67	80
Bakery-cafes closed	(7)	(2)	(5)
Bakery-cafes sold to Company(1)	—	—	(36)
Bakery-cafes acquired(2)	—	—	22
Bakery-cafe purchased from Company(3)	—	—	1
End of period	795	763	698
System-wide:			
Beginning of period	1,325	1,230	1,027
Bakery-cafes opened	69	102	169
Bakery-cafes closed	(14)	(7)	(10)
Bakery-cafes acquired(2)	—	—	44
End of period	1,380	1,325	1,230

(1) In June 2007, we acquired 32 bakery-cafes and the area development rights from franchisees in certain markets in Illinois and Minnesota. In February 2007, we acquired four bakery-cafes, as well as two bakery-cafes still under construction, and the area development rights from a franchisee in certain markets in California.

(2) In February 2007, we acquired 51 percent of the outstanding capital stock of Paradise Bakery & Café, Inc., which then owned and operated 22 bakery-cafes and franchised 22 bakery-cafes, principally in certain markets in Arizona and Colorado.

(3) In June 2007, we sold one bakery-cafe and the area development rights for certain markets in Southern California to a new area developer.

Comparable Bakery-Cafe Sales

Fiscal 2009 and fiscal 2007 each contained 52 weeks of sales while fiscal 2008 contained 53 weeks of sales, with an impact of $14.4 million and $21.4 million, respectively, of sales in the additional week of fiscal 2008 for Company-owned and franchise-operated bakery-cafes. Accordingly, we believe it is appropriate to provide the following three separate measures of comparable bakery-cafe sales for fiscal 2009: calendar basis, adjusted fiscal basis, and fiscal basis.

Calendar Basis

We believe that comparable bakery-cafe sales percentages presented on a calendar basis, which match the specific weeks in a fiscal year to the same specific weeks in another, are useful in understanding our sales results because such comparisons are generally not impacted by the shifting of seasonal holidays between fiscal periods from one year to another or by additional weeks of sales in a particular fiscal period. Comparable bakery-cafe sales growth on a calendar basis for the fiscal year ended December 29, 2009 was 2.6 percent, 2.3 percent and 2.4 percent for Company-owned, franchise-operated, and system-wide bakery-cafes, respectively. The comparable Company-owned bakery-cafe sales growth on a calendar basis was driven by approximately 0.3 percent transaction growth and approximately 2.3 percent average check growth. Average check growth, in turn, was comprised of retail price increases of approximately 2.8 percent and negative mix impact of approximately 0.5 percent in comparison to the prior fiscal year.

Adjusted Fiscal Basis

We believe that presenting a comparison of adjusted fiscal 2008 sales results, which include only a 52 week period (the first 52 weeks in fiscal 2008), to fiscal 2009 sales results provides a more meaningful explanation of comparable bakery-cafe sales over those periods. Similarly, we believe that presenting a comparison of adjusted fiscal 2007 sales results, which include a 53 week period (52 weeks in fiscal 2007 plus week one of fiscal 2008), to fiscal 2008 sales results provides a more meaningful explanation of comparable bakery-cafe sales over those periods. Comparable bakery-cafe sales growth on an adjusted fiscal basis for fiscal 2009 was 2.3 percent, 2.2 percent and 2.2 percent for Company-owned, franchise-operated, and system-wide bakery-cafes, respectively. Comparable bakery-cafe sales growth on an adjusted fiscal basis for fiscal 2008 was 3.6 percent, 3.4 percent and 3.4 percent for Company-owned, franchise-operated, and system-wide bakery-cafes, respectively. The fiscal 2009 comparable Company-owned bakery-cafe sales growth on an adjusted fiscal basis was driven by approximately 2.3 percent average check growth. Average check growth, in turn, was comprised of retail price increases of approximately 2.8 percent and negative mix impact of approximately 0.5 percent in comparison to the prior fiscal year.

Fiscal Basis

Comparable bakery-cafe sales growth for the fiscal periods indicated were as follows:

	For the Fiscal Year Ended		
	December 29, 2009 (52 weeks)	December 30, 2008 (53 weeks)	December 25, 2007 (52 weeks)
Company-owned	0.7%	5.8%	1.9%
Franchise-operated	0.5%	5.3%	1.5%
System-wide	0.5%	5.5%	1.6%

The 0.7 percent growth in fiscal 2009 comparable Company-owned bakery-cafe sales was driven by approximately 1.9 percent of transaction decline and 2.6 percent average check growth. Average check growth, in turn, was comprised of retail price increases of 2.8 percent and negative mix impact of 0.2 percent in comparison to the prior fiscal year.

Results of Operations

Fiscal 2009 Compared to Fiscal 2008

Revenues

Total revenues in fiscal 2009 increased 4.2 percent to $1,353.5 million compared to $1,298.9 million in fiscal 2008, which included the impact from the additional week of total revenues of approximately $21.2 million in fiscal 2008, a 53 week year. The growth in total revenue in fiscal 2009 compared to the prior year was primarily due to the opening of 69 new bakery-cafes system-wide in fiscal 2009 and, to a lesser extent, the 0.5 percent increase in system-wide comparable bakery-cafe sales in fiscal 2009, which included the impact of the additional week of sales in fiscal 2008, partially offset by the closure of 14 bakery-cafes system-wide in fiscal 2009.

The system-wide average weekly sales per bakery-cafe for the periods indicated are as follows:

	For the Fiscal Year Ended		
	December 29, 2009	December 30, 2008	Percentage Change
System-wide average weekly sales	$39,926	$39,239	1.8%

Bakery-cafe sales in fiscal 2009 increased 4.2 percent to $1,153.3 million compared to $1,106.3 million in fiscal 2008, which included the impact from the additional week of bakery-cafe sales of approximately $17.5 million in fiscal 2008. The increase in bakery-cafe sales in fiscal 2009 compared to the prior fiscal year was primarily due to the opening of 30 new Company-owned bakery-cafes and, to a lesser extent, the previously described 0.7 percent increase in comparable Company-owned bakery-cafe sales in fiscal 2009, which included the impact of the additional week of sales in fiscal 2008, partially offset by the closure of seven Company-owned bakery-cafes. In total, Company-owned bakery-cafe sales as a percentage of total revenue remained consistent at 85.2 percent in both fiscal 2009 and fiscal 2008. In addition, the increase in average weekly sales for Company-owned bakery-cafes in fiscal 2009 compared to the prior fiscal year was primarily due to the previously described average check growth that resulted from our initiative to drive add-on sales and our category management initiative. The average weekly sales per Company-owned bakery-cafe and the related number of operating weeks for the periods indicated are as follows:

	For the Fiscal Year Ended		
	December 29, 2009	December 30, 2008	Percentage Change
Company-owned average weekly sales	$39,050	$38,066	2.6%
Company-owned number of operating weeks	29,533	29,062	1.6%

Franchise royalties and fees in fiscal 2009 increased 4.8 percent to $78.4 million compared to $74.8 million in fiscal 2008, which included the impact from the additional week of franchise royalties and fees of approximately $1.5 million in fiscal 2008. The components of franchise royalties and fees for the periods indicated are as follows (in thousands):

	For the Fiscal Year Ended	
	December 29, 2009	December 30, 2008
Franchise royalties	$77,119	$72,565
Franchise fees	1,248	2,235
Total	$78,367	$74,800

The increase in franchise royalty and fee revenue in fiscal 2009 compared to the prior fiscal year was attributed to the opening of 39 new franchise-operated bakery-cafes and, to a lesser extent, the 0.5 percent increase in comparable franchise-operated bakery-cafe sales in fiscal 2009, which included the additional week of sales in fiscal 2008, partially offset by the closure of seven franchise-operated bakery-cafes. The average weekly sales per franchise-operated bakery-cafe and the related number of operating weeks for the periods indicated are as follows:

	For the Fiscal Year Ended		
	December 29, 2009	December 30, 2008	Percentage Change
Franchise average weekly sales	$40,566	$40,126	1.1%
Franchise number of operating weeks	40,436	38,449	5.2%

As of December 29, 2009, there were 795 franchise-operated bakery-cafes open and commitments to open 240 additional franchise-operated bakery-cafes. The timetables for opening these bakery-cafes are established in the various Area Development Agreements, referred to as ADAs, with franchisees, which provide for the majority to open in the next four to five years. An ADA requires a franchisee to develop a specified number of bakery-cafes on or before specific dates. If a franchisee fails to develop bakery-cafes on schedule, we have the right to terminate the ADA and develop Company-owned locations or develop locations through new area developers in that market. We may exercise one or more alternative remedies to address defaults by area developers, including not only development defaults, but also defaults in complying with our operating and brand standards and other covenants under the ADAs and franchise agreements. We may waive compliance with certain requirements under its ADAs and franchise agreements if we determine that such action is warranted under the particular circumstances.

Fresh dough sales to franchisees in fiscal 2009 increased 3.5 percent to $121.9 million compared to $117.8 million in fiscal 2008, which included the impact from the additional week of fresh dough sales to franchisees of approximately $2.2 million in fiscal 2008. The increase in fresh dough sales to franchisees was primarily driven by the previously described increased number of franchise-operated bakery-cafes opened since the prior fiscal year and due to the year-over-year roll in of increases in our sales prices of dough products to franchisees taken in the second half of fiscal 2008, partially offset by the closure of seven franchise-operated bakery-cafes.

Costs and Expenses

The cost of food and paper products includes the costs associated with the fresh dough operations that sell fresh dough products to Company-owned bakery-cafes, as well as the cost of food and paper products supplied by third-party vendors and distributors. The costs associated with the fresh dough operations that sell fresh dough products to franchise-operated bakery-cafes are excluded and are shown separately as fresh dough cost of sales to franchisees in the Consolidated Statements of Operations.

The cost of food and paper products was $337.6 million, or 29.3 percent of bakery-cafe sales in fiscal 2009 compared to $332.7 million, or 30.1 percent of bakery-cafe sales, in fiscal 2008. This decrease in the cost of food and paper products as a percentage of bakery-cafe sales was principally due to decreases in certain commodity costs, including wheat and fuel; category management initiatives such as product mix management and pricing strategy; cost savings in procurement; and improved leverage of our fresh dough manufacturing costs due to additional bakery-cafe openings. In fiscal 2009, there was an average of 62.5 bakery-cafes per fresh dough facility compared to an average of 62.0 in fiscal 2008.

Labor expense was $370.6 million, or 32.1 percent of bakery-cafe sales, in fiscal 2009 compared to $352.5 million, or 31.9 percent of bakery-cafe sales, in fiscal 2008. The increase in labor expense as a percentage of bakery-cafe sales was primarily due to increasing medical costs and our investment in staffing for certain sampling events.

Occupancy cost was $96.0 million, or 8.3 percent of bakery-cafe sales, in fiscal 2009 compared to $90.4 million, or 8.2 percent of bakery-cafe sales, in fiscal 2008. The modest increase in occupancy cost as a percentage of bakery-cafe sales was primarily due to increases in real estate taxes and common area maintenance costs and a $0.3 million charge in fiscal 2009 related to the closure of two bakery-cafes.

Other operating expenses were $155.4 million, or 13.5 percent of bakery-cafe sales, in fiscal 2009 compared to $147.0 million, or 13.3 percent of bakery-cafe sales, in fiscal 2008. The increase in other operating expenses as a percentage of bakery-cafe sales was primarily due to a charge for the write-off of smallwares and equipment related to the rollout of new china and panini grills of approximately $1.2 million, a charge of $1.1 million related to the write-off of assets as a result of the closure of three bakery-cafes, and a charge of $0.6 million related to the impairment of one bakery-cafe. Fiscal 2008 results included a charge of $0.4 million related to asset write-offs involving our new coffee program.

Fresh dough cost of sales to franchisees was $100.2 million, or 82.2 percent of fresh dough sales to franchisees, in fiscal 2009 compared to $108.6 million, or 92.2 percent of fresh dough sales to franchisees, in fiscal 2008. The decrease in the fresh dough cost of sales to franchisees as a percentage of fresh dough sales to franchisees was primarily the result of the aforementioned decrease in wheat costs, as well as the year-over-year roll-in of dough pricing taken in the first half of 2008, partially offset by lower sales of our fresh dough units per bakery-cafe.

General and administrative expenses were $83.2 million, or 6.1 percent of total revenue, in fiscal 2009 compared to $84.4 million, or 6.5 percent of total revenue, in fiscal 2008. The year-over-year decrease in general and administrative expenses as a percent of total revenues was primarily due to a charge of $2.8 million included in the fiscal 2008 results for severance, a write-off of capitalized assets and overhead costs and the termination of leases for specific sites that we decided to no longer develop in connection with the adjustment of our 2008 development plans, a charge of $0.6 million included in the fiscal 2008 results related to legal settlements, and due to disciplined expense management in fiscal 2009, partially offset by higher incentive based compensation in fiscal 2009 driven by the Company's strong operating performance.

Interest Expense

Interest expense was $0.7 million, or 0.1 percent of total revenues, in fiscal 2009 compared to $1.6 million, or 0.1 percent of total revenues, in fiscal 2008. The year-over-year decrease in interest expense was primarily a result of debt outstanding during fiscal 2008 while there was no debt outstanding in fiscal 2009.

Other Income and Expense

Other income and expense in fiscal 2009 decreased to $0.3 million of expense, or less than 0.1 percent of total revenue, from $0.9 million of expense, or 0.1 percent of total revenue, in fiscal 2008. Other income and expense, net for fiscal 2009 was comprised of a $3.5 million charge for a potential state sales tax audit exposure, partially offset by a net gain of $1.3 million related to the Columbia Portfolio, a net gain of $1.0 million on the company-owned life insurance program, and $0.9 million related to interest income and other factors. Other income and expense, net for fiscal 2008 was comprised of a net $1.9 million loss attributable to the Columbia Portfolio, partially offset by $1.0 million related to interest income and other factors.

Income Taxes

The provision for income taxes increased to $53.1 million in fiscal 2009 compared to $41.3 million in fiscal 2008. The tax provision for fiscal 2009 and fiscal 2008 reflects a combined federal, state, and local effective tax rate of 38.1 percent and 38.0 percent, respectively. Variances in the effective tax rate between fiscal 2009 and fiscal 2008 were primarily a result of the impact of certain changes in state tax laws resulting in an increase in the year-over-year effective tax rate for fiscal 2009. The tax provision in fiscal 2009 also included a $0.3 million increase in our reserves for potential audit exposures. The tax provision in fiscal 2008 included a $1.0 million increase in our reserves for potential exposures relating to various ongoing tax audits and legal and legislative developments in certain jurisdictions not yet under audit, offset by a $0.5 million favorable adjustment to recognize the benefit of tax credits not previously recognized.

Fiscal 2008 Compared to Fiscal 2007

Revenues

Including the impact from the additional week of total revenues of approximately $21.2 million in fiscal 2008, a 53 week year, total revenues in fiscal 2008 increased 21.8 percent to $1,298.9 million compared to $1,066.7 million in fiscal 2007. The growth in total revenue in fiscal 2008 compared to the prior year was primarily due to the opening of 102 new bakery-cafes system-wide in fiscal 2008, a full fiscal year of revenue from 44 system-wide bakery-cafes, which we acquired on February 1, 2007 in connection with our purchase of 51 percent of the outstanding stock of Paradise, the impact of the extra week of total revenues in fiscal 2008, and the increase in system-wide comparable bakery-cafe sales in fiscal 2008 of 5.5 percent, which included the impact of the additional week of sales in fiscal 2008.

The system-wide average weekly sales per bakery-cafe for the periods indicated are as follows:

	For the Fiscal Year Ended		
	December 30, 2008	December 25, 2007	Percentage Change
System-wide average weekly sales	$39,239	$38,668	1.5%

Including the impact from the additional week of bakery-cafe sales of approximately $17.5 million in fiscal 2008, bakery-cafe sales for fiscal 2008 increased 23.6 percent to $1,106.3 million compared to $894.9 million for fiscal 2007. The increase in bakery-cafe sales for fiscal 2008 compared to the prior fiscal year was primarily due to the opening of 35 new Company-owned bakery-cafes, the impact from a full fiscal year of revenue from the 36 bakery-cafes acquired from franchisees in 2007, the impact of the extra week of bakery-cafe sales in fiscal 2008, and the 5.8 percent increase in comparable Company-owned bakery-cafe sales for fiscal 2008, which included the impact of the additional week of sales. This 5.8 percent increase in comparable bakery-cafe sales was driven by approximately 5.1 percent in average sales price increases and by approximately 0.7 percent from net increases in transaction/mix in comparison to the same period in the prior year. Bakery-cafe sales were also positively impacted by revenues from the 22 Paradise company-owned bakery-cafes acquired on February 1, 2007 and consolidated into our results prospectively from the acquisition date. In total, Company-owned bakery-cafe sales as a percentage of total revenue increased by 1.3 percentage points to 85.2 percent for fiscal 2008, which included the additional week of sales, as compared to 83.9 percent in the prior fiscal year. Bakery-cafes included in comparable sales increases and not included in comparable sales increases consisted of 20.4 percent and 79.6 percent, respectively, of the $211.4 million increase in sales from the prior fiscal year, which included the additional week of sales in fiscal 2008. In addition, average weekly sales for Company-owned bakery-cafes for fiscal 2008 increased as compared to the prior year primarily due to price increases and operational initiatives focused on speed and accuracy to improve average weekly sales for new bakery-cafe openings, partially offset by a decrease in transactions. The average weekly sales per Company-owned bakery-cafe and the related number of operating weeks for the periods indicated are as follows:

	For the Fiscal Year Ended		
	December 30, 2008	December 25, 2007	Percentage Change
Company-owned average weekly sales	$38,066	$37,548	1.4%
Company-owned number of operating weeks	29,062	23,834	21.9%

Including the impact from the additional week of franchise royalties and fees of approximately $1.5 million in fiscal 2008, franchise royalties and fees in fiscal 2008 increased 11.3 percent to $74.8 million compared to $67.2 million in fiscal 2007. The components of franchise royalties and fees for the periods indicated are as follows (in thousands):

	For the Fiscal Year Ended	
	December 30, 2008	December 25, 2007
Franchise royalties	$72,565	$64,581
Franchise fees	2,235	2,607
Total	$74,800	$67,188

The increase in royalty revenue in fiscal 2008 compared to the prior fiscal year was attributed to the opening of 67 new franchise-operated bakery-cafes, the impact of the extra week of revenue in fiscal 2008, and the 5.3 percent increase in comparable franchise-operated bakery-cafe sales in fiscal 2008, which included the additional week of sales. Franchise royalties and fees were also positively impacted by the consolidation of royalties and fees from the 22 Paradise franchise-operated bakery-cafes acquired on February 1, 2007 and included in our results prospectively from the acquisition date, partially offset by the sale of 36 bakery-cafes by franchisees to us in fiscal 2007. Franchise-operated bakery-cafes included in comparable sales increases and not included in comparable sales increases contributed 38.7 percent and 61.3 percent, respectively, of the $166.4 million increase in sales from the prior fiscal year, which included the additional week of sales in fiscal 2008. The average weekly sales per franchise-operated bakery-cafe and the related number of operating weeks for the periods indicated are as follows:

	For the Fiscal Year Ended		
	December 30, 2008	December 25, 2007	Percentage Change
Franchise average weekly sales	$40,126	$39,433	1.8%
Franchise number of operating weeks	38,449	34,905	10.2%

As of December 30, 2008, there were 763 franchise-operated bakery-cafes open and commitments to open 265 additional franchise-operated bakery-cafes. The timetables for opening these bakery-cafes were established in the various Area Development Agreements, referred to as ADAs with franchisees, which provide for the majority to open in the next four to five years. An ADA requires a franchisee to develop a specified number of bakery-cafes on or before specific dates. If a franchisee fails to develop bakery-cafes on schedule, we have the right to terminate the ADA and develop Company-owned locations or develop locations through new area developers in that market. We may exercise one or more alternative remedies to address defaults by area developers, including not only development defaults, but also defaults in complying with our operating and brand standards and other covenants under the ADAs and franchise agreements. We may waive compliance with certain requirements under its ADAs and franchise agreements when it determines that such action is warranted under the particular circumstances.

Including the impact from the additional week of fresh dough sales to franchisees of approximately $2.2 million in fiscal 2008, fresh dough sales to franchisees in fiscal 2008 increased 12.6 percent to $117.8 million compared to $104.6 million in fiscal 2007. The increase in fresh dough sales to franchisees was primarily driven by the previously described increased number of franchise-operated bakery-cafes opened since the prior fiscal year, higher overall franchise-operated bakery-cafe sales demonstrated by the 5.3 percent increase in comparable franchise-operated bakery-cafe sales percentages in fiscal 2008, which included the additional week of sales, increases in our sales prices of dough products to franchisees compared to the same periods in the prior year, and the impact of the extra week of sales in fiscal 2008.

Costs and Expenses

The cost of food and paper products includes the costs associated with the fresh dough operations that sell fresh dough products to Company-owned bakery-cafes, as well as the cost of food and paper products supplied by third-party vendors and distributors. The costs associated with the fresh dough operations that sell fresh dough products to franchise-operated bakery-cafes are excluded and are shown separately as fresh dough cost of sales to franchisees in the Consolidated Statements of Operations.

The cost of food and paper products was $332.7 million, or 30.1 percent of bakery-cafe sales in fiscal 2008 compared to $271.4 million or 30.3 percent of bakery-cafe sales in fiscal 2007. Despite significant increases in input costs, we slightly decreased the cost of food and paper products percent of bakery-cafe sales rate through several means, including category management initiatives, leverage from higher sales prices, and improved leverage of our fresh dough manufacturing costs due to additional bakery-cafe openings. In fiscal 2008, there was an average of 62.0 bakery-cafes per fresh dough facility compared to an average of 55.8 for the same fiscal period in 2007. Partially offsetting these decreases were significant commodity cost increases on primarily wheat and diesel, coupled with general inflationary cost increases.

Labor expense was $352.5 million, or 31.9 percent of bakery-cafe sales in fiscal 2008 compared to $286.2 million, or 32.0 percent of bakery-cafe sales, in fiscal 2007. The labor expense as a percentage of bakery-cafe sales remained fairly consistent between the 2008 and 2007 fiscal years primarily as a result of the reduction in fixed labor costs from the removal of Crispani® from the bakery-cafes in the first quarter of 2008 and leverage from higher sales prices, offset partially by labor inefficiencies resulting from lower transaction levels and a modest effect from higher self-insured benefits expense and normalized incentive compensation levels in fiscal 2008 as compared to fiscal 2007.

Occupancy cost was $90.4 million, or 8.2 percent of bakery-cafe sales, in fiscal 2008 compared to $70.4 million, or 7.9 percent of bakery-cafe sales, in fiscal 2007. The increase in occupancy cost as a percentage of bakery-cafe sales between the 2008 and 2007 fiscal years was primarily due to rising average per square foot costs driven by our expansion into newer, higher cost markets, such as those on the West Coast, and, less significantly, due to the increasing numbers of urban, free-standing and drive-thru bakery-cafe locations.

Other operating expenses were $147.0 million, or 13.3 percent of bakery-cafe sales, in fiscal 2008 compared to $121.3 million, or 13.6 percent of bakery-cafe sales, in fiscal 2007. The decrease in other operating expenses rate between the 2008 and 2007 fiscal years was primarily due to improved leverage of our expenses due to higher sales coupled with disciplined management of controllable expenses, partially offset by a charge of $0.4 million related to asset write-offs involving our new coffee program.

Fresh dough cost of sales to franchisees was $108.6 million, or 92.2 percent of fresh dough sales to franchisees, in fiscal 2008, compared to $92.9 million, or 88.8 percent of fresh dough sales to franchisees, in fiscal 2007. The increase in the fresh dough cost of sales to franchisees rate in fiscal 2008 compared to the prior fiscal year was primarily the result of the year-over-year significant increase in wheat costs and diesel costs per gallon previously described, which were only partially offset by our ability to increase prices and our improved leverage of our fresh dough manufacturing costs due to additional bakery-cafe openings.

General and administrative expenses were $84.4 million, or 6.5 percent of total revenue, in fiscal 2008 compared to $69.0 million, or 6.5 percent of total revenue, in fiscal 2007. This consistency in general and administrative expenses as a percentage of total revenue was primarily due to disciplined expense management and improved leverage of our expenses due to higher sales, which was partially offset by normalized incentive compensation expense and higher self-insured benefits expense compared to the prior year, a charge of $2.8 million related to severance, the write-off of capitalized assets and overhead costs and the termination of leases for specific sites that we decided in the first quarter of 2008 to no longer develop in connection with the adjustment of our 2008 development plans, and a charge of $0.6 million related to on-going legal settlements.

Other Income and Expense

Other income and expense in fiscal 2008 increased to $0.9 million of expense, or 0.1 percent of total revenue, from $0.3 million of expense, or less than 0.1 percent of total revenue, in fiscal 2007. The year-over-year change in other income and expense between the 2008 and 2007 fiscal years was primarily from a net charge of $1.9 million in fiscal 2008 to recognize realized and unrealized gains and losses on the changes in fair value of its investment in the Columbia Portfolio and related redemptions received; a $0.5 million gain from the sale of a bakery-cafe to a franchisee in fiscal 2007; and lower interest income in fiscal 2008 resulting from lower interest rates on cash and investments on-hand. Partially offsetting these items was a charge of approximately $0.2 million in fiscal 2007 stemming from the Paradise acquisition and a charge of approximately $1.1 million in fiscal 2007 relating to the termination of franchise agreements for certain acquired franchise-operated bakery-cafes that operated at a royalty rate lower than the current market royalty rates.

Income Taxes

The provision for income taxes increased to $41.3 million in fiscal 2008 compared to $31.4 million in fiscal 2007. The tax provision for the 2008 and 2007 fiscal years reflects an effective tax rate of 38.0 percent and 35.4 percent, respectively. The tax provision in fiscal 2008 includes a $0.5 million favorable adjustment to recognize the benefit of tax credits not previously recognized and a $1.0 million increase in our reserves for potential exposures relating to various ongoing tax audits and legal and legislative developments in certain jurisdictions not yet under audit. The tax provision in fiscal 2007 included $0.9 million of charges to increase our reserves for unrecognized tax benefits primarily related to certain state tax law changes; a $1.5 million tax benefit reflecting the expiration of the statute of limitations on the recovery of certain previously deducted expenses; and a $0.8 million favorable provision to return adjustment to fully recognize the benefit of deductions not previously recognized.

Liquidity and Capital Resources

Cash and cash equivalents were $246.4 million at December 29, 2009 compared to $74.7 million at December 30, 2008. This $171.7 million increase was primarily a result of $214.9 million of cash generated from operations, $22.8 million received from the exercise of employee stock options, and $5.5 million received in investment maturity proceeds, partially offset by $54.7 million used for capital expenditures and $20.1 million used to repurchase the remaining 49 percent of Paradise in fiscal 2009. Our primary source of liquidity was cash provided by operations, although in prior years we have also borrowed under a credit facility principally to finance repurchases of our common stock. Historically, our principal requirements for cash have resulted from our capital expenditures for the development of new Company-owned bakery-cafes, for maintaining or remodeling existing Company-owned bakery-cafes, for purchasing existing franchise-operated bakery-cafes or ownership interests in other restaurant or bakery-cafe concepts, for developing, maintaining or remodeling fresh dough facilities, and for other capital needs such as enhancements to information systems and other infrastructure.

We had working capital of $179.8 million at December 29, 2009 compared to $24.4 million at December 30, 2008. The increase in working capital resulted primarily from the previously described increase in cash and cash equivalents of $171.7 million, a $8.7 million increase in deferred income taxes and a $3.4 million increase in trade and other accounts receivable, partially offset by an increase in accrued expenses of $25.9 million. We believe that our cash flow from operations and available borrowings under our existing credit facility will be sufficient to fund our cash requirements for the foreseeable future.

A summary of our cash flows, for the periods indicated, are as follows (in thousands):

	For the Fiscal Year Ended		
Cash provided by (used in):	**December 29, 2009**	**December 30, 2008**	**December 25, 2007**
Operating activities	$214,904	$ 157,324	$ 154,245
Investing activities	$ (49,219)	$ (48,705)	$(197,493)
Financing activities	$ 6,005	$(102,151)	$ 59,393
Net increase in cash and cash equivalents	$171,690	$ 6,468	$ 16,145

Operating Activities

Cash flows provided by operating activities in fiscal 2009 primarily resulted from net income, adjusted for non-cash items such as depreciation and amortization, stock-based compensation expense, deferred income taxes, and the tax benefit from exercise of stock options, an increase in non-acquisition accrued expenses, accounts payable and deferred rent, partially offset by an increase in non-acquisition prepaid expenses. Cash flows provided by operating activities in fiscal 2008 primarily resulted from net income, adjusted for non-cash items such as depreciation and amortization, stock-based compensation expense, deferred taxes, and the tax benefit from exercise of stock options, a decrease in trade and other accounts receivable, an increase in deferred rent, an increase in other long-term liabilities and non-acquisition accrued expenses, partially offset by an increase in prepaid expenses. Cash flows provided by operating activities in fiscal 2007 primarily resulted from net income, adjusted for non-cash items such as depreciation and amortization, stock-based compensation expense, deferred taxes, and the tax benefit from exercise of stock options, a decrease in prepaid expenses and deferred rent and non-acquisition accrued expenses, partially offset by an increase in trade and other receivables.

Investing Activities

Capital Expenditures

Capital expenditures are the largest ongoing component of our investing activities and include expenditures for new Company-owned bakery-cafes and fresh dough facilities, improvements to existing Company-owned bakery-cafes and fresh dough facilities, and other capital needs. A summary of capital expenditures for the periods indicated consisted of the following (in thousands):

	For the Fiscal Year Ended		
	December 29, 2009	**December 30, 2008**	**December 25, 2007**
New bakery-cafe and fresh dough facilities	$28,036	$39,122	$ 92,864
Bakery-cafe and fresh dough facility improvements	21,695	20,665	27,617
Other capital needs	4,953	3,376	3,652
Total	$54,684	$63,163	$124,133

Our capital requirements, including development costs related to the opening or acquisition of additional bakery-cafes and fresh dough facilities and maintenance and remodel expenditures, have and will continue to be significant. Our future capital requirements and the adequacy of available funds will depend on many factors, including the pace of expansion, real estate markets, site locations, and the nature of the arrangements negotiated with landlords. We believe that our cash flows from operations and available borrowings under our existing credit facility will be sufficient to fund our capital requirements in both our short-term and long-term future. We currently anticipate 80 to 90 system-wide bakery-cafe openings in fiscal 2010. We expect future bakery-cafes will require, on average, an investment per bakery-cafe (excluding pre-opening expenses which are expensed as incurred) of approximately $850,000, which is net of landlord allowances and excludes capitalized development overhead.

Business Combinations

We used $2.7 million and $71.0 million of cash flows for acquisitions, net of cash acquired as applicable, in fiscal 2008 and fiscal 2007, respectively. In fiscal 2008, we made required payments of the remaining acquisition purchase price of $2.5 million, including accrued interest, for certain acquisitions completed in the first half of fiscal 2007 and we paid additional purchase price of $0.2 million related to the settlement of certain purchase price adjustments for the fiscal first quarter 2007 Paradise acquisition. As of December 30, 2008, we had no contingent or accrued purchase price remaining from previously completed acquisitions. In fiscal 2007, we made required payments of the remaining acquisition purchase price of $9.6 million, including accrued interest, for certain acquisitions completed in late fiscal 2006 and the first half of fiscal 2007. Additionally, we paid $61.4 million for the acquisitions of 51 percent of the outstanding stock of Paradise, then owner and operator of 22 bakery-cafes and one commissary, and franchisor of 22 bakery-cafes and one commissary, and 36 bakery-cafes, as well as two bakery-cafes then under construction, from franchisees. As of December 25, 2007, we had a total of $2.5 million of accrued purchase price affiliated with acquisitions completed in fiscal 2007, which was paid in fiscal 2008. See Note 3 to the consolidated financial statements for further information with respect to our acquisition activity in fiscal 2008 and 2007.

Investments

Historically, we invested a portion of our cash balances on hand in a private placement of units of beneficial interest in the Columbia Strategic Cash Portfolio, or Columbia Portfolio, which was an enhanced cash fund previously sold as an alternative to traditional money-market funds. The Columbia Portfolio included investments in certain asset-backed securities and structured investment vehicles that were collateralized by sub-prime mortgage securities or related to mortgage securities, among other assets. As a result of adverse market conditions that unfavorably affected the fair value and liquidity of collateral underlying the Columbia Portfolio, it was overwhelmed with withdrawal requests from investors and was closed, with a restriction placed upon the cash redemption ability of its holders in the fourth quarter of fiscal 2007.

During fiscal 2009, we received $5.5 million of cash redemptions at an average net asset value of $0.861 per unit, which fully redeemed our remaining units in the Columbia Portfolio, and we classified the redemptions as investment maturity proceeds provided by investing activities. In total, we recognized a net realized and unrealized gain on the Columbia Portfolio units of $1.3 million in fiscal 2009 related to the fair value measurements and redemptions received and included the net gain in net cash provided by operating activities. As the Columbia Portfolio units were no longer trading and, therefore, had little or no price transparency, we assessed the fair value of the underlying collateral for the Columbia Portfolio through review of current investment ratings, as available, coupled with the evaluation of the liquidation value of assets held by each investment and their subsequent distribution of cash. We then utilized this assessment of the underlying collateral from multiple indicators of fair value, which were then adjusted to reflect the expected timing of disposition and market risks to arrive at an estimated fair value of the Columbia Portfolio units of $0.650 per unit, or $4.1 million, as of December 30, 2008, and $0.960 per unit, or $23.2 million, as of December 25, 2007. During fiscal 2008, we received $17.2 million of cash redemptions at an average net asset value of $0.963 per unit, which we classified as investment maturity proceeds provided by investing activities. In total, we recognized a net realized and unrealized loss on the Columbia Portfolio units of $1.9 million in fiscal 2008 related to the fair value measurements and redemptions received and included the net loss in net cash provided by operating activities. During fiscal 2007, we received $2.4 million of cash redemptions at an average net asset value of $0.988 subsequent to the withdrawal restriction, which we classified as investment maturity proceeds provided by investing activities. In total, we recognized a net realized and unrealized loss on the Columbia Portfolio units of $1.0 million in fiscal 2007 related to the fair value measurements and redemptions received and included the net loss in net cash provided by operating activities.

During fiscal 2009 and fiscal 2008, we had no investments in U.S. treasury notes and government agency securities, and we made no additional purchases of investments. During fiscal 2007, the remaining $20.0 million of investments in government securities outstanding matured or were called by the issuer and we did not purchase any additional investments in government securities. We recognized interest income on the investments in government securities of $0.2 million during fiscal 2007. This interest income included premium amortization of $0.03 million and is classified in other (income) expense, net in our consolidated financial statements.

Financing Activities

Financing activities in fiscal 2009 included $22.8 million received from the exercise of employee stock options, $5.1 million received from the tax benefit from exercise of stock options, and $1.6 million received from the issuance of common stock under employee benefit plans, partially offset by $20.1 million used to purchase the remaining interest of Paradise and $3.5 million to repurchase our Class A common stock. Financing activities in fiscal 2008 included $75.0 million used in net repayments under our credit facility, $48.9 million used to repurchase our Class A common stock, $17.6 million received from the exercise of stock options, $3.4 million received from the tax benefit from the exercise of stock options, $1.9 million received from the issuance of common stock under employee benefit plans, and $1.2 million used for debt issuance costs. Financing activities in fiscal 2007 included $75.0 million from borrowings under a credit facility, $6.6 million from the exercise of stock options, $3.7 million from the tax benefit from exercise of stock options, $1.8 million from the issuance of common stock under employee benefit plans, $27.5 million used to repurchase common stock and $0.2 million used for debt issuance costs.

Purchase of Noncontrolling Interest

On June 2, 2009, we exercised our right to purchase the remaining 49 percent of the outstanding stock of Paradise, excluding certain agreed upon assets totaling $0.7 million, for a purchase price of $22.3 million, $0.1 million in transaction costs, and settlement of $3.4 million of debt owed to us by the shareholders of the remaining 49 percent of Paradise. Approximately $20.0 million of the purchase price, as well as the transaction costs, were paid on June 2, 2009, with $2.3 million retained by us for certain holdbacks. The holdbacks are primarily for certain indemnifications and expire on the second anniversary of the transaction closing date, with any remaining holdback amounts reverting to the prior shareholders of the remaining 49 percent of Paradise. The transaction was accounted for as an equity transaction, by adjusting the carrying amount of the noncontrolling interest balance to reflect the change in our ownership interest in Paradise, with the difference between fair value of the consideration paid and the amount by which the noncontrolling interest was adjusted recognized in equity attributable to us.

Share Repurchases

On November 17, 2009, our Board of Directors approved a three year share repurchase program of up to $600 million of our Class A common stock. The share repurchases will be effected from time to time on the open market or in privately negotiated transactions and we may make such repurchases under a Rule 10b5-1 Plan. Repurchased shares will be retired immediately and will resume the status of authorized but unissued shares. The repurchase program may be modified, suspended, or discontinued by our Board of Directors at any time. Under the share repurchase program, we repurchased a total of 27,429 shares of our Class A common stock at a weighted-average price of $62.98 per share for an aggregate purchase price of $1.7 million in fiscal 2009.

On November 27, 2007, in connection with a share repurchase program approved by our Board of Directors on November 20, 2007, we entered into a written trading plan in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, to purchase up to an aggregate of $75.0 million of our Class A common stock, subject to maximum per share purchase price. Under the share repurchase program, we repurchased a total of 752,930 shares of our Class A common stock at a weighted-average price of $36.02 per share for an aggregate purchase price of $27.1 million during fiscal 2007. During fiscal 2008, we repurchased a total of 1,413,358 shares of our Class A common stock at a weighted-average price of $33.87 per share for an aggregate purchase price of $47.9 million, which completed this share repurchase program. Repurchased shares were retired immediately and resumed the status of authorized but unissued shares.

We have historically repurchased shares of our Class A common stock through a share repurchase program approved by our Board of Directors from participants of the Panera Bread 1992 Stock Incentive Plan and the Panera Bread 2006 Stock Incentive Plan, or collectively, the Plans, which are netted and surrendered as payment for applicable tax withholding on the vesting of their restricted stock. During fiscal 2009, we repurchased 32,135 shares of Class A common stock surrendered by participants of the Plans at a weighted-average price of $53.66 per share for an aggregate purchase price of $1.7 million pursuant to the terms of the Plans and the applicable award agreements. During fiscal 2008, we repurchased 20,378 shares of Class A common stock surrendered by participants in the Plans at a weighted-average price of $49.87 per share for an aggregate purchase price of $1.0 million pursuant to the terms of the Plans and the applicable award agreements. During fiscal 2007, we repurchased 6,594 shares of Class A common stock surrendered by participants in the Plans at a weighted-average price of $43.62 per share for an aggregate purchase price of $0.3 million pursuant to the terms of the Plans and the applicable award agreements. These share repurchases were not made pursuant to publicly announced share repurchase programs.

Credit Facility

On March 7, 2008, we, and certain of our direct and indirect subsidiaries, as guarantors, entered into an amended and restated credit agreement, referred to as the Amended and Restated Credit Agreement, with Bank of America, N.A., and other lenders party thereto to amend and restate in its entirety our Credit Agreement, dated as of November 27, 2007, by and among us, Bank of America, N.A., and the lenders party thereto, referred to as the Original Credit Agreement. Pursuant to our request under the terms of the Original Credit Agreement, the Amended and Restated Credit Agreement increased the size of our secured revolving credit facility from $75.0 million to $250.0 million. We may select interest rates equal to (a) the Base Rate (which is defined as the higher of Bank of America prime rate and the Federal Funds Rate plus 0.50 percent), or (b) LIBOR plus an Applicable Rate, ranging from 0.75 percent to 1.50 percent, based on our Consolidated Leverage Ratio, as each term is defined in the Amended and Restated Credit Agreement. The Amended and Restated Credit Agreement allows us from time to time to request that the credit facility be further increased by an amount not to exceed, in the aggregate, $150.0 million, subject to receipt of lender commitments and other conditions precedent. The Amended and Restated Credit Agreement contains financial covenants that, among other things, require the maintenance of certain leverage and fixed charges coverage ratios. The credit facility, which is secured by the capital stock of our present and future material subsidiaries, will become due on March 7, 2013, subject to acceleration upon certain specified events of defaults, including breaches of representations or covenants, failure to pay other material indebtedness or a change of control of our Company, as defined in the Amended and Restated Credit Agreement. The proceeds from the credit facility will be used for general corporate purposes, including working capital, capital expenditures, and permitted acquisitions and share repurchases. As of December 29, 2009 and December 30, 2008, we had no balance outstanding under the Amended and Restated Credit Agreement.

Critical Accounting Policies & Estimates

Our discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements and notes to the consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of the consolidated financial statements requires us to make estimates, judgments and assumptions, which we believe to be reasonable, based on the information available. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. Variances in the estimates or assumptions used could yield materially different accounting results. On an ongoing basis, we evaluate the continued appropriateness of our accounting policies and resulting estimates to make adjustments we consider appropriate under the facts and circumstances.

We have chosen accounting policies we believe are appropriate to report accurately and fairly our operating results and financial position, and we apply those accounting policies in a consistent manner. We consider our policies on accounting for revenue recognition, valuation of goodwill, self-insurance, income taxes, lease obligations, and stock-based compensation to be the most critical in the preparation of the consolidated financial statements because they involve the most difficult, subjective, or complex judgments about the effect of matters that are inherently uncertain. There have been no material changes to our application of critical accounting policies and significant judgments and estimates since December 30, 2008.

Revenue Recognition

We recognize revenue from bakery-cafe sales upon delivery of the related food and other products to the customer. Revenue from fresh dough sales to franchisees is recorded upon delivery of fresh dough to franchisees. Also, a liability is recorded in the period in which a gift card is issued and proceeds are received. As gift cards are redeemed, this liability is reduced and revenue is recognized as a sale. Further, franchise fees are the result of the sale of area development rights and the sale of individual franchise locations to third parties. The initial franchise fee is generally $35,000 per bakery-cafe to be developed under the Area Development Agreement, or ADA. Of this fee, $5,000 is generally paid at the time of signing of the ADA and is recognized as revenue when it is received as it is non-refundable and we have to perform no other service to earn this fee. The remainder of the fee is paid at the time an individual franchise agreement is signed and is recognized as revenue upon the opening of the bakery-cafe. Royalties are generally paid weekly based on a percentage of sales specified in each ADA (generally 4 percent to 5 percent of sales). Royalties are recognized as revenue when they are earned.

Valuation of Goodwill

We record goodwill related to the excess of the purchase price over the fair value of net assets acquired. At December 29, 2009 and December 30, 2008, our goodwill balance was $87.5 million and $87.3 million, respectively. Goodwill is subject to periodic evaluation for impairment when circumstances warrant, or at least once per year. We perform our annual impairment assessment as of the first day of the fourth quarter of each year. Impairment is tested in accordance with the accounting standard for goodwill, by comparing the carrying value of the reporting unit to its estimated fair value. As quoted market prices for our reporting units are not available, fair value is estimated based on the present value of expected future cash flows, with forecasted average growth rates of approximately four percent and average discount rates of 10 percent used in the fiscal 2009 analysis for the reporting units, which are commensurate with the risks involved in the reporting units. We use current results, trends, future prospects, and other economic factors as the basis for expected future cash flows.

Assumptions in estimating future cash flows are subject to a high degree of judgment and complexity. We make every effort to forecast these future cash flows as accurately as possible with the information available at the time the forecast is developed. However, changes in the assumptions and estimates may affect the carrying value of goodwill, and could result in impairment charges in future periods. Factors that have the potential to create variances between forecasted cash flows and actual results include but are not limited to (i) fluctuations in sales volumes; (ii) commodity costs, such as wheat and fuel; and (iii) acceptance of our pricing actions undertaken in response to rapidly changing commodity prices and other product costs. Refer to "Forward-Looking Statements" included in the beginning of our fiscal 2009 Form 10-K for further information regarding the impact of estimates of future cash flows.

The calculation of fair value could increase or decrease depending on changes in the inputs and assumptions used, such as changes in the financial performance of the reporting units, future growth rate, and discount rate. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, we applied a hypothetical decrease in cash flows, and made changes to our projected growth rate and discount rate which we believe are considered appropriate. Based on the goodwill analysis performed as of September 30, 2009, the first day of our fiscal fourth quarter, the outlined changes in our assumptions would not affect the results of the impairment test, as all reporting units still have an excess of fair value over the carrying value.

As of December 29, 2009, we determined there was no impairment of goodwill. While the fair value of our reporting units exceeded carrying value under the present value of expected future cash flows model by more than 100 percent for all of our reporting units, there can be no assurance future goodwill impairment tests will not result in a charge to earnings.

Self-Insurance

We are self-insured for a significant portion of our workers' compensation, group health, and general, auto, and property liability insurance with varying levels of deductibles of as much as $0.5 million of individual claims, depending on the type of claim. We also purchase aggregate stop-loss and/or layers of loss insurance in many categories of loss. We utilize third party actuarial experts' estimates of expected losses based on statistical analyses of historical industry data, as well as our own estimates based on our actual historical data to determine required self-insurance reserves. The assumptions are closely reviewed, monitored, and adjusted when warranted by changing circumstances. The estimated accruals for these liabilities could be affected if actual experience related to the number of claims and cost per claim differs from these assumptions and historical trends. Based on information known at December 29, 2009, we believe we have provided adequate reserves for our self-insurance exposure. As of December 29, 2009 and December 30, 2008, self-insurance reserves were $15.9 million and $12.1 million, respectively, and were included in accrued expenses in the Consolidated Balance Sheets.

Income Taxes

We are subject to income taxes in the U.S. and Canada. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. The accounting standard on income taxes contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50 percent likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact our provision for income taxes in the period in which such determination is made. Our provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Our provision for income taxes is determined in accordance with the accounting guidance for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Our effective tax rates have differed from the statutory tax rate primarily due to the impact of state taxes. Our future effective tax rates could be adversely affected by changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws, regulations, accounting principles, or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Lease Obligations

We lease our bakery-cafes, fresh dough facilities and trucks and support centers. Each lease is evaluated to determine whether the lease will be accounted for as an operating or capital lease. The term used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can be reasonably assured and failure to exercise such option would result in an economic penalty.

For leases that contain rent escalations, we record the total rent payable during the lease term, as determined above, on a straight-line basis over the term of the lease, and record the difference between the minimum rent paid and the straight-line rent as a lease obligation. Many of our leases contain provisions that require additional rental payments based upon bakery-cafe sales volume ("contingent rent"). Contingent rent is accrued each period as the liability is incurred, in addition to the straight-line rent expense noted above. This results in variability in occupancy expense as a percentage of revenues over the term of the lease in bakery-cafes where we pay contingent rent.

In addition, we record landlord allowances for non-structural tenant improvements as deferred rent, which is included in accrued expenses or deferred rent in the Consolidated Balance Sheets based on their short-term or long-term nature. These landlord allowances are amortized over the reasonably assured lease term as a reduction of rent expense. Also, leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the related reasonably assured lease term.

Management makes judgments regarding the probable term for each lease, which can impact the classification and accounting for a lease as capital or operating, the rent holiday and/or escalations in payments that are taken into consideration when calculating straight-line rent and the term over which leasehold improvements for each bakery-cafe and fresh dough facility is amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

Stock-Based Compensation

We account for stock-based compensation in accordance with the accounting standard for share based payment, which requires us to measure and record compensation expense in our consolidated financial statements for all stock-based compensation awards using a fair value method. We maintain several stock-based incentive plans under which we may grant incentive stock options, non-statutory stock options and stock settled appreciation rights, referred to collectively as option awards, to certain directors, officers, employees and consultants. We also may grant restricted stock and restricted stock units and we offer a stock purchase plan through which employees may purchase our Class A common stock each calendar quarter through payroll deductions at 85 percent of market value on the purchase date and we recognize compensation expense on the 15 percent discount.

For option awards, fair value is determined using the Black-Scholes option pricing model, while restricted stock is valued using the closing stock price on the date of grant. The Black-Scholes option pricing model requires the input of subjective assumptions including the estimate of the following:

- *Expected term* — The expected term of the option awards represents the period of time between the grant date of the option awards and the date the option awards are either exercised or canceled, including an estimate for those option awards still outstanding, and is derived from historical terms and other factors.
- *Expected volatility* — The expected volatility is based on an average of the historical volatility of our stock price, for a period approximating the expected term, and the implied volatility of externally traded options of our stock that were entered into during the period.
- *Risk-free interest rate* — The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant and with a maturity that approximates the option awards expected term.
- *Dividend yield* — The dividend yield is based on our anticipated dividend payout over the expected term of the option awards.

Additionally, we use historical experience to estimate the expected forfeiture rate in determining the stock-based compensation expense for these awards. Changes in these assumptions could produce significantly different estimates of the fair value of stock-based compensation and consequently, the related amount of stock-based compensation expense recognized in the Consolidated Statements of Operations. The fair value of the awards is amortized over the vesting period. Option awards and restricted stock generally vest ratably over a four-year period beginning two years from the date of grant and option awards generally have a six-year term.

Contractual Obligations and Other Commitments

We currently anticipate 80 to 90 system-wide bakery-cafe openings in fiscal 2010. We expect to fund our capital expenditures principally through internally generated cash flow and available borrowings under our existing credit facility, if needed.

In addition to our planned capital expenditure requirements, we have certain other contractual and committed cash obligations. Our contractual cash obligations consist of noncancelable operating leases for our bakery-cafes, fresh dough facilities and trucks, and support centers; purchase obligations primarily for certain commodities; and uncertain tax positions. Lease terms for our trucks are generally for six to eight years. Lease terms for our bakery-cafes, fresh dough facilities, and support centers are generally for ten years with renewal options at most locations and generally require us to pay a proportionate share of real estate taxes, insurance, common area, and other operating costs. Many bakery-cafe leases provide for contingent rental (i.e. percentage rent) payments based on sales in excess of specified amounts. Certain of our lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing at a date other than the date of initial occupancy. As of December 29, 2009, we expect cash expenditures under these lease obligations, purchase obligations, and uncertain tax positions to be as follows for the fiscal periods indicated (in thousands):

	Total	In 2010	2011-2012	2013-2014	After 2014
Operating Leases(1)	$888,821	$ 82,017	$164,163	$160,832	$481,809
Purchase Obligations(2)	$ 52,940	43,350	8,590	1,000	—
Uncertain Tax Positions(3)	$ 4,355	2,947	1,065	343	—
Total	$946,116	$128,314	$173,818	$162,175	$481,809

(1) See Note 13 to the consolidated financial statements for further information with respect to our operating leases.

(2) Relates to certain commodity and service agreements where we are committed as of December 29, 2009 to purchase a fixed quantity over a contracted time period.

(3) See Note 14 to the consolidated financial statements for further information with respect to our uncertain tax positions.

Off-Balance Sheet Arrangements

As of December 29, 2009, we guaranteed operating leases of 27 franchisee bakery-cafes and four locations of our former Au Bon Pain division, or its franchisees, which we account for in accordance with the accounting guidance for guarantees. These leases have terms expiring on various dates from January 31, 2010 to December 31, 2018 and have a potential amount of future rental payments of approximately $30.0 million as of December 29, 2009. The obligation from these leases will generally continue to decrease over time as these operating leases expire. We have not recorded a liability for certain of these guarantees as they arose prior to the implementation of the accounting requirements for guarantees and, unless modified, are exempt from its requirements. We have not recorded a liability for those guarantees issued after the effective date of the accounting requirements because the fair value of each such lease guarantee was determined by us to be insignificant based on analysis of the facts and circumstances of each such lease and each such franchisee's performance, and we did not believe it was probable we would be required to perform under any guarantees at the time the guarantees were issued. We have not had to make any payments related to any of these guaranteed leases. Au Bon Pain or the applicable franchisees continue to have primary liability for these operating leases. As of December 29, 2009, future commitments under these leases were as follows (in thousands):

	Total	In 2010	2011-2012	2013-2014	After 2014
Subleases and Lease Guarantees(1)	$30,040	$3,975	$6,246	$5,910	$13,909

(1) Represents aggregate minimum requirement — see Note 13 to the consolidated financial statements for further information with respect to our operating leases.

Employee Commitments

We have Confidential and Proprietary Information and Non-Competition Agreements, referred to as Non-Compete Agreements, with certain employees. These Non-Compete Agreements contain a provision whereby employees would be due a certain number of weeks of their salary if their employment was terminated by us as specified in the Non-Compete Agreement. We have not recorded a liability for these amounts potentially due employees. Rather, we will record a liability for these amounts when an amount becomes due to an employee in accordance with the appropriate authoritative literature. As of December 29, 2009, the total amount potentially owed employees under these Non-Compete Agreements was $12.0 million.

Related Party Credit Agreement

In order to facilitate the opening of the first Panera Bread bakery-cafes in Canada, on September 10, 2008, our Canadian subsidiary, Panera Bread ULC, as lender, entered into a Cdn.$3.5 million secured revolving credit facility agreement with Millennium Bread Inc., or Millennium, as borrower, and certain of Millennium's present and future subsidiaries, which we refer to as Franchisee Guarantors, who have entered into franchise agreements with Panera Bread ULC to operate three Panera Bread bakery-cafes in Canada. Covenants under the credit agreement require Millennium to maintain a certain level of cash equity contributions or subordinated loans from its shareholders in relation to the principal outstanding under the credit agreement. The borrowings under the credit agreement bear interest at the per annum rate of 7.58 percent, calculated daily and payable monthly in arrears on the last business day of each of Panera Bread ULC's fiscal month. The credit facility, which is collateralized by present and future property and assets of Millennium and the Franchisee Guarantors, as well as the personal guarantees of certain individuals, became due on September 9, 2009. On September 9, 2009 the maturity date was extended to December 9, 2009, on December 10, 2009 the maturity date was extended to February 19, 2010, and on February 22, 2010 the maturity date was extended to March 30, 2010. The credit facility is subject to acceleration upon certain specified events of default, including breaches of representations or covenants, failure to pay other material indebtedness or a change of control of Millennium, as defined in the credit agreement. The proceeds from the credit facility may be used by Millennium to pay costs and expenses to develop and construct the Franchisee Guarantors bakery-cafes and for their day-to-day operating requirements.

As part of the franchise agreement between Millennium and Panera Bread ULC, Panera Bread ULC developed and equipped three bakery-cafes as typical Panera Bread bakery-cafes in accordance with our then current design and construction standards and specifications as applied by Panera Bread ULC, in its sole discretion. Millennium was required to pay Panera Bread ULC an amount equal to the total cost of development of the bakery-cafes, which included any and all costs and expenses incurred by Panera Bread ULC in connection with selection and development of the bakery-cafes, excluding overhead expenses of Panera Bread ULC. On September 15, 2008, October 27, 2008, and December 16, 2008, Panera Bread ULC delivered possession of the three bakery-cafes in Canada to Millennium, which bakery-cafes subsequently opened on October 6, 2008, November 10, 2008, and January 26, 2009, respectively. The total development cost billed to Millennium for these three bakery-cafes was approximately Cdn.$3.7 million. On April 7, 2009, Millennium requested a Cdn.$3.5 million advance under the Credit Agreement, which was applied against the outstanding receivable as previously described. The remaining Cdn.$0.2 million receivable was resolved during fiscal 2009. The Cdn.$3.5 million note receivable from Millennium is included in other accounts receivable in the Consolidated Balance Sheets as of December 29, 2009.

Impact of Inflation

Our profitability depends in part on our ability to anticipate and react to changes in food, supply, labor, occupancy and other costs. In the past, we have been able to recover a significant portion of inflationary costs and commodity price increases, including, among other things, fuel, proteins, dairy, wheat, tuna, and cream cheese costs, through increased menu prices. There have been, and there may be in the future, delays in implementing such menu price increases, and competitive pressures may limit our ability to recover such cost increases in their entirety. Historically, the effects of inflation on our net income have not been materially adverse. However, the volatility recently experienced in fiscal 2008 in certain commodity markets, such as those for wheat, fuel, and proteins, such as chicken or turkey, may have an adverse effect on us in the future. The extent of the impact will depend on our ability and timing to increase food prices.

A majority of our associates are paid hourly rates related to federal and state minimum wage laws. Although we have and will continue to attempt to pass along any increased labor costs through food price increases, there can be no assurance that all such increased labor costs can be reflected in our prices or that increased prices will be absorbed by consumers without diminishing to some degree consumer spending at the bakery-cafes. However, we have not experienced to date a significant reduction in bakery-cafe profit margins as a result of changes in such laws, and management does not anticipate any related future significant reductions in gross profit margins.

Accounting Standards Issued Not Yet Adopted

In June 2009, the Financial Accounting Standard Board, or FASB, issued authoritative guidance on accounting for transfers of financial assets, which is effective for reporting periods beginning after November 15, 2009. This new guidance limits the circumstances in which a financial asset may be de-recognized when the transferor has not transferred the entire financial asset or has continuing involvement with the transferred asset. The concept of a qualifying special-purpose entity, which had previously facilitated sale accounting for certain asset transfers, is removed by this new guidance. We expect that the adoption of this new guidance will not have a material effect on our financial position or results of operations.

In June 2009, the FASB issued authoritative guidance on accounting for variable interest entities, referred to as VIE, which is effective for reporting periods beginning after November 15, 2009 and changes the process for how an enterprise determines which party consolidates a VIE, to a primarily qualitative analysis. The party that consolidates the VIE (the primary beneficiary) is defined as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE's economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Upon adoption, reporting enterprises must reconsider their conclusions on whether an entity should be consolidated and should a change result, the effect on net assets will be recorded as a cumulative effect adjustment to retained earnings. We expect that the adoption of this new guidance will not have a material effect on our financial position or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Risk

We manage our commodity risk in several ways. On occasion, we have entered into swap agreements to manage our fluctuating butter prices. All derivative instruments are entered into for other than trading purposes. In fiscal 2009 and 2008, we did not have any derivative instruments. In addition, we purchase certain commodities, such as flour, coffee and proteins, for use in our business. These commodities are sometimes purchased under agreements of one month to one year time frames usually at a fixed price. As a result, we are subject to market risk that current market prices may be above or below our contractual price.

Interest Rate Sensitivity

We are also exposed to market risk primarily from fluctuations in interest rates on our revolving credit facility. Our revolving credit facility provides for a $250.0 million secured facility under which we may select interest rates equal to (1) the Base Rate (which is defined as the higher of the Bank of America prime rate and the Federal funds rate plus 0.50 percent) or (2) LIBOR plus an applicable rate ranging from 0.75 percent to 1.50 percent as set forth in the Amended and Restated Credit Agreement. We did not have an outstanding balance on our borrowings at December 29, 2009. We may have future borrowings under our credit facility, which could result in an interest rate change that may have an impact on our results of operations.

Foreign Currency Exchange Risk

In the fourth quarter of fiscal 2008, we expanded our operations into Canadian markets by opening two franchise-operated bakery-cafes. We opened one additional bakery-cafe in Canada in the first quarter of fiscal 2009. Our operating expenses and cash flows are subject to fluctuations due to changes in the exchange rate of the Canadian Dollar, in which our operating obligations in Canada are paid. To date, we have not entered into any hedging contracts, although we may do so in the future. Fluctuations in currency exchange rates could affect our business in the future.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements are included in response to this item:

Schedule II — Valuation and Qualifying Accounts — is included in Item 15(a)(2). All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders of Panera Bread Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Panera Bread Company and its subsidiaries at December 29, 2009 and December 30, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

St. Louis, MO
February 26, 2010

PANERA BREAD COMPANY

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share information)

	December 29, 2009	December 30, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$246,400	$ 74,710
Short-term investments	—	2,400
Trade accounts receivable, net	17,317	15,198
Other accounts receivable	11,176	9,944
Inventories	12,295	11,959
Prepaid expenses	16,211	14,265
Deferred income taxes	18,685	9,937
Total current assets	322,084	138,413
Property and equipment, net	403,784	417,006
Other assets:		
Goodwill	87,481	87,334
Other intangible assets, net	19,195	20,475
Long-term investments	—	1,726
Deposits and other	4,621	8,963
Total other assets	111,297	118,498
Total assets	$837,165	$673,917
LIABILITIES		
Current liabilities:		
Accounts payable	$ 6,417	$ 4,036
Accrued expenses	135,842	109,978
Total current liabilities	142,259	114,014
Deferred rent	43,371	39,780
Deferred income taxes	28,813	—
Other long-term liabilities	25,686	21,437
Total liabilities	240,129	175,231
Commitments and contingencies (Note 13)		
EQUITY		
Panera Bread Company stockholders' equity:		
Common stock, $.0001 par value:		
Class A, 75,000,000 shares authorized; 30,364,915 issued and 30,196,808 outstanding in 2009 and 29,557,849 issued and 29,421,877 outstanding in 2008	3	3
Class B, 10,000,000 shares authorized; 1,392,107 issued and outstanding in 2009 and 1,398,242 in 2008	—	—
Treasury stock, carried at cost; 168,107 shares in 2009 and 135,972 shares in 2008	(3,928)	(2,204)
Additional paid-in capital	168,288	151,358
Accumulated other comprehensive income (loss)	224	(394)
Retained earnings	432,449	346,399
Total Panera Bread Company stockholders' equity	597,036	495,162
Noncontrolling interest	—	3,524
Total Equity	$597,036	$498,686
Total Equity and Liabilities	$837,165	$673,917

The accompanying notes are an integral part of the consolidated financial statements.

PANERA BREAD COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share information)

	For the Fiscal Year Ended		
	December 29, 2009	December 30, 2008	December 25, 2007
Revenues:			
Bakery-cafe sales	$1,153,255	$1,106,295	$ 894,902
Franchise royalties and fees	78,367	74,800	67,188
Fresh dough sales to franchisees	121,872	117,758	104,601
Total revenue	1,353,494	1,298,853	1,066,691
Costs and expenses:			
Bakery-cafe expenses:			
Cost of food and paper products	$ 337,599	$ 332,697	$ 271,442
Labor	370,595	352,462	286,238
Occupancy	95,996	90,390	70,398
Other operating expenses	155,396	147,033	121,325
Total bakery-cafe expenses	959,586	922,582	749,403
Fresh dough cost of sales to franchisees	100,229	108,573	92,852
Depreciation and amortization	67,162	67,225	57,903
General and administrative expenses	83,169	84,393	68,966
Pre-opening expenses	2,451	3,374	8,289
Total costs and expenses	1,212,597	1,186,147	977,413
Operating profit	140,897	112,706	89,278
Interest expense	700	1,606	483
Other (income) expense, net	273	883	333
Income before income taxes	139,924	110,217	88,462
Income taxes	53,073	41,272	31,434
Net income	86,851	68,945	57,028
Less: net income (loss) attributable to noncontrolling interest	801	1,509	(428)
Net income attributable to Panera Bread Company	$ 86,050	$ 67,436	$ 57,456
Earnings per common share attributable to Panera Bread Company:			
Basic	$ 2.81	$ 2.24	$ 1.81
Diluted	$ 2.78	$ 2.22	$ 1.79
Weighted average shares of common and common equivalent shares outstanding:			
Basic	30,667	30,059	31,708
Diluted	30,979	30,422	32,178

The accompanying notes are an integral part of the consolidated financial statements.

PANERA BREAD COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Fiscal Year Ended		
	December 29, 2009	December 30, 2008	December 25, 2007
Cash flows from operations:			
Net income	$ 86,851	$ 68,945	$ 57,028
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	67,162	67,225	57,903
(Gain) Loss from short-term investments	(1,339)	1,910	967
Stock-based compensation expense	8,661	7,954	7,255
Tax benefit from exercise of stock options	(5,095)	(3,376)	(3,731)
Deferred income taxes	22,950	(4,107)	(7,276)
Other	2,799	228	725
Changes in operating assets and liabilities, excluding the effect of acquisitions:			
Trade and other accounts receivable	(3,554)	11,650	(5,549)
Inventories	(336)	(565)	(1,798)
Prepaid expenses	(2,224)	(8,966)	6,884
Deposits and other	100	1,042	231
Accounts payable	2,381	(2,290)	(815)
Accrued expenses	28,901	5,450	32,398
Deferred rent	3,591	6,211	5,885
Other long-term liabilities	4,056	6,013	4,138
Net cash provided by operating activities	214,904	157,324	154,245
Cash flows from investing activities:			
Additions to property and equipment	(54,684)	(63,163)	(124,133)
Proceeds from sale of assets	—	—	1,844
Acquisitions, net of cash acquired	—	(2,704)	(71,039)
Short-term investments transferred from cash and cash equivalents	—	—	(26,526)
Investment maturities proceeds	5,465	17,162	22,361
Net cash used in investing activities	(49,219)	(48,705)	(197,493)
Cash flows from financing activities:			
Net (payments) borrowing under credit facility	—	(75,000)	75,000
Repurchase of common stock	(3,453)	(48,893)	(27,487)
Exercise of employee stock options	22,818	17,621	6,576
Tax benefit from exercise of stock options	5,095	3,376	3,731
Proceeds from issuance of common stock	1,626	1,898	1,782
Purchase of noncontrolling interest	(20,081)	—	—
Capitalized debt issuance costs	—	(1,153)	(209)
Net cash provided by (used in) financing activities	6,005	(102,151)	59,393
Net increase in cash and cash equivalents	171,690	6,468	16,145
Cash and cash equivalents at beginning of period	74,710	68,242	52,097
Cash and cash equivalents at end of period	$246,400	$ 74,710	$ 68,242

The accompanying notes are an integral part of the consolidated financial statements.

PANERA BREAD COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands)

			Common Stock									
			Class A		Class B		Treasury Stock					
	Total	Comprehensive Income	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	NonControllnig Interest
Balance, December 26, 2006	$397,666		30,344	$ 3	1,400	$—	109	$ (900)	$176,241	$222,322	$ —	$ —
Net income	57,028		—	—	—	—	—	—	—	57,456	—	(428)
Acquisition of Paradise Bakery & Café (Note 3)	2,443		—	—	—	—	—	—	—	—	—	2,443
Issuance of common stock	1,782		42	—	—	—	—	—	1,782	—	—	—
Issuance of restricted stock (net of forfeitures)	—		160	—	—	—	—	—	—	—	—	—
Exercise of employee stock options	6,576		310	—	—	—	—	—	6,576	—	—	—
Stock-based compensation expense	7,255		—	—	—	—	—	—	7,255	—	—	—
Conversion of Class B to Class A	—		2	—	(2)	—	—	—	—	—	—	—
Repurchase of common stock	(27,487)		(760)	—	—	—	7	(288)	(27,199)	—	—	—
Income tax benefit related to stock option plan	3,731		—	—	—	—	—	—	3,731	—	—	—
Cumulative effect of adopting the pronouncement related to uncertain tax positions	(815)		—	—	—	—	—	—	—	(815)	—	—
Balance, December 25, 2007	$448,179		30,098	$ 3	1,398	$—	116	$(1,188)	$168,386	$278,963	$ —	$ 2,015
Comprehensive income:												
Net income	68,945	$68,945	—	—	—	—	—	—	—	67,436	—	1,509
Other comprehensive income (loss):												
Foreign currency translation adjustment	(394)	(394)	—	—	—	—	—	—	—	—	(394)	—
Total other comprehensive income	(394)	(394)										
Comprehensive income	68,551	$68,551										
Issuance of common stock	1,898		52	—	—	—	—	—	1,898	—	—	—
Issuance of restricted stock (net of forfeitures)	—		173	—	—	—	—	—	—	—	—	—
Exercise of employee stock options	17,621		532	—	—	—	—	—	17,621	—	—	—
Stock-based compensation expense	7,954		—	—	—	—	—	—	7,954	—	—	—
Repurchase of common stock	(48,893)		(1,433)	—	—	—	20	(1,016)	(47,877)	—	—	—
Income tax benefit related to stock option plan	3,376		—	—	—	—	—	—	3,376	—	—	—
Balance, December 30, 2008	$498,686		29,422	$ 3	1,398	$—	136	$(2,204)	$151,358	$346,399	$(394)	$ 3,524
Comprehensive income:												
Net income	86,851	$86,851	—	—	—	—	—	—	—	86,050	—	801
Other comprehensive income (loss):												
Foreign currency translation adjustment	618	618	—	—	—	—	—	—	—	—	618	—
Total other comprehensive income	618	618										
Comprehensive income	87,469	$87,469										
Purchase of noncontrolling interest	(23,124)		—	—	—	—	—	—	(18,799)	—	—	(4,325)
Adjustment to noncontrolling interest	(742)		—	—	—	—	—	—	(742)	—	—	—
Issuance of common stock	1,626		36	—	—	—	—	—	1,626	—	—	—
Issuance of restricted stock (net of forfeitures)	—		165	—	—	—	—	—	—	—	—	—
Exercise of employee stock options	22,818		628	—	—	—	—	—	22,818	—	—	—
Stock-based compensation expense	8,661		—	—	—	—	—	—	8,661	—	—	—
Conversion of Class B to Class A	—		6	—	(6)	—	—	—	—	—	—	—
Repurchase of common stock	(3,453)		(60)	—	—	—	32	(1,724)	(1,729)	—	—	—
Income tax benefit related to stock option plan	5,095		—	—	—	—	—	—	5,095	—	—	—
Balance, December 29, 2009	$597,036		30,197	$ 3	1,392	$—	168	$(3,928)	$168,288	$432,449	$ 224	$ —

The accompanying notes are an integral part of the consolidated financial statements.

PANERA BREAD COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

Panera Bread Company and its subsidiaries operate a retail bakery-cafe business and franchising business under the concept names Panera Bread®, Saint Louis Bread Co.®, and Paradise Bakery & Café®. As of December 29, 2009, the Company's retail operations consisted of 585 Company-owned bakery-cafes and 795 franchise-operated bakery-cafes. The Company specializes in meeting consumer dining needs by providing high quality food, including the following: fresh baked goods, made-to-order sandwiches on freshly baked breads, soups, salads, and cafe beverages, and targets suburban dwellers and workers by offering a premium specialty bakery-cafe experience with a neighborhood emphasis. Bakery-cafes are principally located in suburban, strip mall, and regional mall locations and currently operate in the United States and Canada. Bakery-cafes use fresh dough for their artisan and sourdough breads and bagels. As of December 29, 2009, the Company's fresh dough operations, which supply fresh dough items daily to most Company-owned and franchise-operated bakery-cafes, consisted of 21 Company-owned fresh dough facilities.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of Panera Bread Company and its subsidiaries ("the Company") have been prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP") and under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). The consolidated financial statements consist of the accounts of Panera Bread Company and its wholly owned direct and indirect consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year ends on the last Tuesday in December. Each of the Company's fiscal years ended December 29, 2009 and December 25, 2007 had 52 weeks. The Company's fiscal year ended December 30, 2008 had 53 weeks, with the fourth quarter comprising 14 weeks.

Adoption of the FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification ("ASC"). The ASC became the single source for all authoritative GAAP recognized by the FASB and is required to be applied to financial statements issued for interim and annual periods ending after September 15, 2009. The ASC does not change GAAP and did not impact the Company's consolidated financial statements.

Subsequent Events

The Company has evaluated the period from December 30, 2009 through February 26, 2010, the date the financial statements herein were issued, for subsequent events requiring recognition or disclosure in the financial statements. No material subsequent events were identified.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

The Company reclassified deposits and other from cash flows from investing activities to cash flows from operations in the Consolidated Statements of Cash Flows to more appropriately reflect the nature of the activities in the account. The Company has reclassified prior periods in order to conform to the current presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity at the time of purchase of three months or less to be cash equivalents.

Short-term Investments

The Company's investments consist of trading securities that are stated at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings as other (income) expense, net. Management designates the appropriate classification of its investments at the time of purchase based upon its intended holding period. See Note 5 for further information with respect to the Company's short-term investments.

Trade and Other Accounts Receivable

Trade accounts receivable consists primarily of amounts due to the Company from its franchisees for purchases of fresh dough from the Company's fresh dough facilities, royalties due to the Company from franchisee sales, and receivables from credit card sales. The Company does not require collateral and maintains reserves for potential uncollectible accounts based on historical losses and existing economic conditions, when relevant. The allowance for doubtful accounts at December 29, 2009 and December 30, 2008 was $0.1 million and $0.2 million, respectively.

As of December 29, 2009, other accounts receivable consisted primarily of tenant allowances due from landlords of $3.0 million, $2.8 million due from wholesalers of the Company's gift cards, and a $3.3 million receivable from the Company's Canadian franchisee representing the cost of the three bakery-cafes Panera developed on behalf of the franchisee (see Note 13 for further explanation). As of December 30, 2008, other accounts receivable consisted primarily of tenant allowances due from landlords of $2.4 million and a $3.9 million receivable from the Company's Canadian franchisee representing the cost of the three bakery-cafes Panera developed on behalf of the franchisee.

Inventories

Inventories, which consist of food products, paper goods and supplies, and promotional items, are valued at the lower of cost or market, with cost determined under the first-in, first-out method.

Property and Equipment

Property, equipment, and leasehold improvements are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the related reasonably assured lease term. Costs incurred in connection with the development of internal-use software are capitalized in accordance with the accounting standard for internal-use software in the Company's consolidated financial statements and accompanying notes, and amortized over the expected useful life of the asset. The estimated useful lives used for financial statement purposes are:

Leasehold improvements	15-20 years
Machinery and equipment	3-10 years
Furniture and fixtures	2-7 years
External signage	3-7 years
Capitalized software	3-5 years

Interest, to the extent it is incurred, is capitalized when incurred in connection with the construction of new locations or facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. No interest was incurred for such purposes for the fiscal years ended December 29, 2009 and December 25, 2007. Interest costs capitalized were approximately $0.1 million for fiscal year ended December 30, 2008.

Upon retirement or sale, the cost of assets disposed and their related accumulated depreciation are removed from the accounts. Any resulting gain or loss is credited or charged to operations. Maintenance and repairs are charged to expense when incurred, while certain betterments are capitalized. The total amounts expensed for maintenance and repairs were $30.7 million, $27.4 million, and $21.7 million for the fiscal years ended December 29, 2009, December 30, 2008, and December 25, 2007, respectively.

Goodwill

Goodwill consists of the excess of the purchase price over the fair value of net assets acquired. Goodwill and indefinite-lived intangible assets recorded in the financial statements are required to be evaluated for impairment annually or when events or circumstances occur indicating that goodwill might be impaired by the accounting standard for goodwill and other intangibles. The Company performs its impairment assessment by comparing discounted cash flows from reporting units with the carrying value of the underlying net assets inclusive of goodwill. The Company completed annual impairment tests as of the first day of the fourth quarter of fiscal 2009, fiscal 2008, and fiscal 2007, none of which identified any impairment. The fair value of the Company's reporting units exceeded carrying value by more than 100 percent for all the reporting units with goodwill.

As quoted market prices for the Company's reporting units are not available, fair value is estimated based on the present value of expected future cash flows, with forecasted average growth rates of approximately four percent and average discount rates of 10 percent used in the fiscal 2009 analysis for the reporting units, which are commensurate with the risks involved in the reporting units. The Company uses current results, trends, future prospects, and other economic factors as the basis for expected future cash flows.

Assumptions in estimating future cash flows are subject to a high degree of judgment and complexity. The Company makes every effort to forecast these future cash flows as accurately as possible with the information available at the time the forecast is developed. However, changes in the assumptions and estimates may affect the carrying value of goodwill, and could result in additional impairment charges in future periods. Factors that have the potential to create variances between forecasted cash flows and actual results include but are not limited to (i) fluctuations in sales volumes, (ii) commodity costs, such as wheat and fuel; and (iii) acceptance of the Company's pricing actions undertaken in response to rapidly changing commodity prices and other product costs. Refer to "Forward-Looking Statements" included in the beginning of the Company's Form 10-K for further information regarding the impact of estimates of future cash flows.

The calculation of fair value could increase or decrease depending on changes in the inputs and assumptions used, such as changes in the financial performance of the reporting units, future growth rate, and discount rate. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, the Company applied a hypothetical decrease in cash flows, and made changes to its projected growth rate and discount rate which the

Company believes are considered appropriate. Based on the goodwill analysis performed as of September 30, 2009, the first day of the Company's fourth quarter of fiscal 2009, the outlined changes in the Company's assumptions would not affect the results of the impairment test, as all reporting units still had an excess of fair value over the carrying value.

Other Intangible Assets

Other intangible assets consist primarily of the fair value of favorable lease agreements, re-acquired territory rights, and trademarks. The Company amortizes the fair value of favorable lease agreements over the remaining related lease terms at the time of the acquisition, which ranged from approximately 2 years to 17 years. The fair value of re-acquired territory rights was based on the present value of bakery-cafe cash flow streams. The Company amortizes the fair value of re-acquired territory rights over the average remaining useful life of at the time of the acquisition, which ranged from approximately 13 years to 20 years. The fair value of trademarks is amortized over their estimated useful life of 22 years.

The Company reviews intangible assets with finite lives for impairment when events or circumstances indicate these assets might be impaired. The Company tests impairment using historical cash flows and other relevant facts and circumstances as the primary basis for an estimate of future cash flows. As of December 29, 2009, no impairment of intangible assets with finite lives had been recognized. There can be no assurance that future intangible asset impairment tests will not result in a charge to earnings.

Impairment of Long-Lived Assets

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. When appropriate, the Company determines if there is impairment by comparing anticipated undiscounted cash flows from the related long-lived assets of a bakery-cafe or fresh dough facility with their respective carrying values. If impairment exists, the amount of impairment is determined by comparing anticipated discounted cash flows from the related long-lived assets of a bakery-cafe or a fresh dough facility, which approximates fair value, with their respective carrying values. In performing this analysis, management considers such factors as current results, trends, future prospects, and other economic factors. The Company recognized an impairment loss of $0.6 million during the fiscal year ended December 29, 2009 related to one underperforming Company-owned bakery-cafe in the normal course of business. The Company recognized an impairment loss of $0.1 million during the fiscal year ended December 25, 2007 related to one underperforming Company-owned bakery-cafe in the normal course of business. These losses were recorded in other operating expenses in the Consolidated Statements of Operations. No impairment of long-lived assets was recorded during the fiscal year ended December 30, 2008.

Self-Insurance Reserves

The Company is self-insured for a significant portion of its workers' compensation, group health, and general, auto, and property liability insurance with varying deductibles of as much as $0.5 million of individual claims, depending on the type of claim. The Company also purchases aggregate stop-loss and/or layers of loss insurance in many categories of loss. The Company utilizes third party actuarial experts' estimates of expected losses based on statistical analyses of historical industry data, as well as its own estimates based on the Company's actual historical data to determine required self-insurance reserves. The assumptions are closely reviewed, monitored, and adjusted when warranted by changing circumstances. The estimated accruals for these liabilities could be affected if actual experience related to the number of claims and cost per claim differs from these assumptions and historical trends. Based on information known at December 29, 2009, the Company believes it has provided adequate reserves for its self-insurance exposure. As of December 29, 2009 and December 30, 2008, self-insurance reserves were $15.9 million and $12.1 million, respectively, and were included in accrued expenses in the Consolidated Balance

Sheets. The total amounts expensed for self-insurance were $37.1 million, $33.0 million, and $22.7 million, for the fiscal years ended December 29, 2009, December 30, 2008, and December 25, 2007, respectively.

Income Taxes

The Company completes the provision for income taxes in accordance with the accounting standard for income taxes in the Company's consolidated financial statements and accompanying notes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with the authoritative guidance on income taxes issued by the FASB, the Company establishes additional provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, the Company and its subsidiaries are examined by various Federal, State and foreign tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known. The Company classifies estimated interest and penalties related to the underpayment of income taxes as a component of income taxes in the Consolidated Statements of Operations.

Capitalization of Certain Development Costs

The Company has elected to account for construction costs in accordance with the accounting standard for real estate in the Company's consolidated financial statements and accompanying notes. The Company capitalizes direct and indirect costs clearly associated with the acquisition, development, design, and construction of new bakery-cafe locations and fresh dough facilities as these costs have a future benefit to the projects. The types of specifically identifiable costs capitalized by the Company include primarily payroll and payroll related taxes and benefit costs incurred within the Company's development department. The Company's development department focuses solely on activities involving the acquisition, development, design, and construction of bakery-cafes and fresh dough facilities. The Company does not consider for capitalization payroll or payroll-related costs incurred in other departments, including general and administrative functions, as these other departments do not directly support the acquisition, development, design, and construction of bakery-cafes and fresh dough facilities. The Company uses an activity-based methodology to determine the amount of costs incurred within the development department for Company-owned projects, which are capitalized, and those for franchise-operated projects and general and administrative activities, which both are expensed as incurred. If the Company subsequently makes a determination that a site for which development costs have been capitalized will not be acquired or developed, any previously capitalized development costs are expensed and included in general and administrative expenses in the Consolidated Statements of Operations.

The Company capitalized $8.4 million, $8.0 million, and $10.2 million direct and indirect costs related to the development of Company-owned bakery-cafes for the fiscal years ended December 29, 2009, December 30, 2008, and December 25, 2007, respectively. The Company amortizes capitalized development costs for each bakery-cafe and fresh dough facility using the straight-line method over the shorter of their estimated useful lives or the related reasonably assured lease term and includes such amounts in depreciation and amortization in the Consolidated Statements of Operations. In addition, the Company assesses the recoverability of capitalized costs through the performance of impairment analyses on an individual bakery-cafe and fresh dough facility basis pursuant to the accounting standard for property, plant and equipment, specifically related to the accounting for the impairment or disposal of long-lived assets.

Deferred Financing Costs

Debt issuance costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense based on the related debt agreement using the straight-line method, which approximates the effective interest method. The unamortized amounts are included in deposits and other assets in the Consolidated Balance Sheets and were $0.8 million and $1.1 million at December 29, 2009 and December 30, 2008, respectively.

Revenue Recognition

The Company records revenue from bakery-cafe sales upon delivery of the related food and other products to the customer. Revenue from fresh dough sales to franchisees is also recorded upon delivery.

The Company records a liability in the period in which a gift card is issued and proceeds are received. As gift cards are redeemed, this liability is reduced and revenue is recognized.

Franchise fees are the result of the sale of area development rights and the sale of individual franchise locations to third parties. The initial franchise fee is generally $35,000 per bakery-cafe to be developed under the Area Development Agreement ("ADA"). Of this fee, $5,000 is generally paid at the time of the signing of the ADA and is recognized as revenue when it is received, as it is non-refundable and the Company has to perform no other service to earn this fee. The remainder of the fee is paid at the time an individual franchise agreement is signed and is recognized as revenue upon the opening of the bakery-cafe. Franchise fees were $1.2 million, $2.2 million, and $2.6 million for the fiscal years ended December 29, 2009, December 30, 2008, and December 25, 2007, respectively. Royalties are generally paid weekly based on the percentage of sales specified in each ADA (generally 4 percent to 5 percent of sales). Royalties are recognized as revenue when they are earned. Royalties were $77.1 million, $72.6 million, and $64.6 million for the fiscal years ended December 29, 2009, December 30, 2008, and December 25, 2007, respectively.

Advertising Costs

National advertising fund and marketing administration contributions received from franchise-operated bakery-cafes are consolidated with those from the Company in the Company's consolidated financial statements. Liabilities for unexpended funds received from franchisees are included in accrued expenses in the Consolidated Balance Sheets. The Company's contributions to the national advertising and marketing administration funds are recorded as part of general and administrative expenses in the Consolidated Statements of Operations, while the Company's own local bakery-cafe media costs are recorded as part of other operating expenses in the Consolidated Statements of Operations. The Company's policy is to record advertising costs as expense in the period in which the cost is incurred. The Company's advertising costs include national, regional and local expenditures utilizing primarily radio, billboards, social networking, television, and print. The total amounts recorded as advertising expense were $15.3 million, $14.2 million, and $10.8 million for the fiscal years ended December 29, 2009, December 30, 2008, and December 25, 2007, respectively.

Pre-Opening Expenses

All pre-opening costs directly associated with the opening of new bakery-cafe locations, which consists primarily of pre-opening rent expense, labor and food costs incurred during in-store training and preparation for opening, but exclude manager training costs which are included in other operating expenses in the Consolidated Statements of Operations, are expensed when incurred.

Rent Expense

The Company recognizes rent expense on a straight-line basis over the reasonably assured lease term as defined in the accounting standard for leases. The reasonably assured lease term for most bakery-cafe leases is the initial non-cancelable lease term plus one renewal option period, which generally equates to 15 years. The reasonably assured lease term on most fresh dough facility leases is the initial non-cancelable lease term plus one to two renewal option periods, which generally equates to 20 years. In addition, certain of the Company's lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing at a date other than the date of initial occupancy. The Company includes any rent escalations and construction period and other rent holidays in its determination of straight-line rent expense. Therefore, rent expense for new locations is charged to expense beginning with the start of the construction period.

The Company records landlord allowances and incentives received which are not related to structural building improvements as deferred rent, which is included in accrued expenses or deferred rent in the Consolidated Balance Sheets based on their short-term or long-term nature. This deferred rent is amortized on a straight-line basis over the reasonably assured lease term as a reduction of rent expense.

Earnings Per Share Data

The Company accounts for earnings per common share in accordance with the relevant accounting guidance in the Company's consolidated financial statements and accompanying notes, which requires companies to present basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed by dividing net income by the weighted-average number of shares of common stock outstanding and dilutive securities outstanding during the year.

Foreign Currency Translation

The Company has Canadian subsidiaries which have foreign operations and use their local currency as their functional currency. Assets and liabilities are translated into U.S. dollars using the current exchange rate in effect at the balance sheet date, while revenues and expenses are translated at the weighted-average exchange rate during the fiscal period. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in the Consolidated Statements of Stockholders' Equity. Gains and losses resulting from foreign currency transactions have not historically been significant and are included in other (income) expense, net in the Consolidated Statements of Operations.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include short-term investments in trading securities, accounts receivable, accounts payable, and other accrued expenses, approximate their fair values due to their short maturities. The Company's investments in trading securities are stated at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings as other (income) expense, net in the Consolidated Statements of Operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the accounting standard for share based payment, which requires the Company to measure and record compensation expense in the Company's consolidated financial statements for all stock-based compensation awards using a fair value method. The Company maintains several stock-based incentive plans under which the Company may grant incentive stock options, non-statutory stock options and stock settled appreciation rights (collectively, "option awards") to certain directors, officers, employees and consultants. The Company also may grant restricted stock and restricted stock units and the

Company offers a stock purchase plan where employees may purchase the Company's common stock each calendar quarter through payroll deductions at 85 percent of market value on the purchase date and the Company recognizes compensation expense on the 15 percent discount.

For option awards, fair value is determined using the Black-Scholes option pricing model, while restricted stock is valued using the closing stock price on the date of grant. The Black-Scholes option pricing model requires the input of subjective assumptions. These assumptions include estimating the expected term until the option awards are either exercised or canceled, the expected volatility of the Company's stock price, for a period approximating the expected term, the risk-free interest rate with a maturity that approximates the option awards expected term, and the dividend yield based on the Company's anticipated dividend payout over the expected term of the option awards. Additionally, the Company uses its historical experience to estimate the expected forfeiture rate in determining the stock-based compensation expense for these awards. The fair value of the awards is amortized over the vesting period. Options and restricted stock generally vest ratably over a four-year period beginning two years from the date of grant and options generally have a six-year term. Stock-based compensation expense was included in general and administrative expenses in the Consolidated Statements of Operations.

Asset Retirement Obligations

The Company recognizes the future cost to comply with lease obligations at the end of a lease as it relates to tangible long-lived assets in accordance with the accounting standard for the asset retirement and environmental obligations in the Company's consolidated financial statements and accompanying notes. A liability for the fair value of an asset retirement obligation along with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time a lease agreement is executed. The Company amortizes the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the life of the respective lease. The estimated liability is based on experience in closing bakery-cafes and the related external cost associated with these activities. Revisions to the liability could occur due to changes in estimated retirement costs or changes in lease term.

Variable Interest Entities

The Company applies the accounting standard for consolidations in the Company's consolidated financial statements and accompanying notes to all franchise entities, which operate the Company's franchise-operated bakery-cafes, in which the Company holds an interest. Generally a variable interest entity ("VIE") is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (b) as a group the holders of the equity investment at risk lack (i) the ability to make decisions about an entity's activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests and substantially all of the entity's activities either involve, or are conducted on behalf of, an investor that has disproportionately fewer voting rights. The accounting standard for consolidation requires a VIE to be consolidated in the financial statements of the entity that is determined to be the primary beneficiary of the VIE.

The Company's determination of the primary beneficiary of each VIE requires judgment and is based on an analysis of all relevant facts and circumstances including: (a) the existence of a principal-agency relationship between the Company and the franchisee; (b) the relationship and significance of the activities of the VIE to the Company and the franchisee; (c) the Company and the franchisee's exposure to the expected losses of the VIE; and (d) the design of the VIE. The Company does not posses any ownership interests in franchise entities. The franchise agreements are designed to provide the franchisee with key decision-making ability to enable it to oversee its operations and to have a significant impact on the success of the franchise, while the Company's decision-making rights are related to protecting its brand. Based upon its analysis of all the relevant facts and considerations of the franchise entities, the Company has concluded that it is not the primary beneficiary of the entities and therefore, these entities have not been consolidated.

Accounting Standards Issued Not Yet Adopted

In June 2009, the FASB issued authoritative guidance on accounting for transfers of financial assets, which is effective for reporting periods beginning after November 15, 2009. This new guidance limits the circumstances in which a financial asset may be de-recognized when the transferor has not transferred the entire financial asset or has continuing involvement with the transferred asset. The concept of a qualifying special-purpose entity, which had previously facilitated sale accounting for certain asset transfers, is removed by this new guidance. The Company expects that the adoption of this new guidance will not have a material effect on its financial position or results of operations.

In June 2009, the FASB issued authoritative guidance on accounting for variable interest entities ("VIE"), which is effective for reporting periods beginning after November 15, 2009, and changes the process for how an enterprise determines which party consolidates a VIE, to a primarily qualitative analysis. The party that consolidates the VIE (the primary beneficiary) is defined as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE's economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Upon adoption, reporting enterprises must reconsider their conclusions on whether an entity should be consolidated and should a change result, the effect on net assets will be recorded as a cumulative effect adjustment to retained earnings. The Company expects that the adoption of this new guidance will not have a material effect on its financial position or results of operations.

3. Business Combinations

On June 21, 2007, the Company purchased substantially all of the assets of ten bakery-cafes and the area development rights for certain markets in Illinois from its area developer, SLB of Central Illinois, L.L.C., for a purchase price of approximately $16.6 million, net of the $0.4 million contractual settlement charge determined in accordance with the accounting guidance for business combinations, plus approximately $0.1 million in acquisition costs. Approximately $16.2 million of the acquisition price was paid with cash on hand at the time of closing while the remaining approximately $0.8 million was paid with interest in fiscal 2008. The Consolidated Statements of Operations include the results of operations from the operating bakery-cafes from the date of the acquisition. The pro forma impact of the acquisition on prior periods is not presented, as the impact is not material to reported results. The Company allocated the purchase price to the tangible and intangible assets acquired in the acquisition at their estimated fair values with the remainder allocated to tax deductible goodwill as follows: $0.2 million to inventories, $5.1 million to property and equipment, $7.1 million to intangible assets, which represents the fair value of re-acquired territory rights and favorable lease agreements, $0.6 million to liabilities, and $4.9 million to goodwill. As a result of the acquisition, the Company incurred a contractual settlement charge of $0.4 million pursuant to the accounting guidance on business combinations, reflecting the termination of franchise agreements for certain bakery-cafes that operated at a royalty rate lower than the Company's current market royalty rates. The charge is reported as other (income) expense, net in the Consolidated Statements of Operations.

On June 21, 2007, the Company also purchased substantially all of the assets of 22 bakery-cafes and the area development rights for certain markets in Minnesota from its area developer, SLB of Minnesota, L.L.C., for a purchase price of approximately $18.3 million, net of the $0.7 million contractual settlement charge determined in accordance with the accounting guidance for business combinations, plus approximately $0.1 million in acquisition costs. Approximately $18.1 million of the acquisition price was paid with cash on hand at the time of closing while the remaining approximately $0.9 million was paid with interest in fiscal 2008. The Consolidated Statements of Operations include the results of operations from the operating bakery-cafes from the date of the acquisition. The pro forma impact of the acquisition on prior periods is not presented, as the impact is not material to reported results. The Company allocated the purchase price to the tangible and intangible assets acquired in the acquisition at their estimated fair values with the remainder allocated to tax deductible goodwill as follows: $0.3 million to inventories, $8.7 million to property and equipment, $2.2 million to intangible assets, which represents the fair value of re-acquired territory rights and favorable lease agreements, $0.3 million to liabilities, and $7.5 million to goodwill. As a result of the acquisition, the Company incurred a contractual settlement charge of $0.7 million pursuant to the relevant authoritative guidance, reflecting the termination of franchise agreements for certain bakery-cafes that operated at a royalty rate lower than the Company's current market royalty rates. The charge is reported as other (income) expense, net in the Consolidated Statements of Operations.

On June 6, 2007, the Company sold substantially all of the assets of one bakery-cafe and the area development rights for certain markets in Southern California to a new area developer, Pride Bakeries, LLC, for a sales price of approximately $1.8 million, resulting in a gain of approximately $0.5 million, which is classified in other (income) expense, net in the Consolidated Statements of Operations. Pride Bakeries, LLC, also agreed to develop 12 additional bakery-cafes in certain previously undeveloped Southern California markets.

On February 28, 2007, the Company purchased substantially all of the assets of four bakery-cafes, as well as two bakery-cafes then under construction, and the area development rights for certain markets in California from its area developer, R&S Bread Group, Inc., for a purchase price of approximately $5.1 million plus approximately $0.02 million in acquisition costs. Approximately $4.6 million of the acquisition price was paid with cash on hand at the time of closing, approximately $0.3 million plus accrued interest was paid in cash in fiscal 2007 and the remaining approximately $0.2 million was paid with interest in fiscal 2008. The Consolidated Statements of Operations include the results of operations from the operating bakery-cafes from the date of the acquisition. The pro forma impact of the acquisition on prior periods is not presented, as the impact is not material to reported results. The Company allocated the purchase price to the tangible and intangible assets acquired in the acquisition at their estimated fair values with the remainder allocated to tax deductible goodwill as follows: $0.1 million to inventories, $2.7 million to property and equipment, $1.2 million to intangible assets, which represents the fair value of re-acquired territory rights and favorable and unfavorable lease agreements, and $1.1 million to goodwill.

On February 1, 2007, the Company purchased 51 percent of the outstanding stock of Paradise Bakery & Café, Inc. ("Paradise"), then owner and operator of 22 bakery-cafes, 17 of which are in the Phoenix market, and one commissary, and franchisor of 22 bakery-cafes and one commissary, for a purchase price of approximately $21.1 million plus approximately $0.5 million in acquisition costs. Approximately $20.1 million of the acquisition price was paid with cash on hand at the time of closing, approximately $0.6 million plus accrued interest was paid in cash in fiscal 2007 and the remaining approximately $0.4 million was paid with interest in fiscal 2009. In addition, the Company had the right to purchase the remaining 49 percent of the outstanding stock of Paradise after January 1, 2009 at a contractually determined value, which approximated fair value. Also, if the Company had not exercised its right to purchase the remaining 49 percent of the outstanding stock of Paradise, the remaining Paradise owners had the right to purchase the Company's 51 percent ownership interest in Paradise after June 30, 2009 for $21.1 million. In conjunction with the transaction, Paradise entered into a credit facility with the Company pursuant to which Paradise borrowed $6.1 million from the Company with approximately $4.8 million of the borrowing paid directly to Paradise's third-party creditors and the remaining $1.3 million retained by Paradise for working capital purposes. The Consolidated Statements of Operations include the results of operations of Paradise from the date of the acquisition. The pro forma impact of the acquisition on prior periods is not presented as the impact is not material to reported results. The Company allocated the purchase price to the tangible and intangible assets acquired and liabilities assumed in the acquisition at their estimated fair values with any remainder allocated to tax deductible goodwill as follows: $5.1 million to current assets, $5.8 million to intangible assets, which represents the fair value of trademarks and favorable lease agreements, $16.6 million to goodwill, $7.4 million to other long-term assets, $8.9 million to current liabilities, $2.0 million to long-term liabilities and $2.4 million to minority interest.

There were no business combinations consummated during the fiscal years ended December 29, 2009 and December 30, 2008. Subsequent to the original allocation of purchase price for the aforementioned acquisitions to the various tangible and intangible assets, the Company had approximately $0.1 million of adjustments during fiscal

2009, which resulted in a $0.1 million increase to goodwill, and $0.2 million of adjustments during fiscal 2008, which resulted in a net $0.2 million increase to goodwill, and approximately $0.2 million of adjustments during fiscal 2007, which resulted in a net $0.2 million decrease to goodwill in the Consolidated Balance Sheets as a result of the settlement of certain purchase price adjustments. Further, the pro forma impact of the acquisitions on prior periods is not presented, as the impact of the series of individually immaterial business combinations completed during fiscal 2007 were not material in the aggregate to reported results.

During the fiscal years ended December 30, 2008 and December 25, 2007, the Company paid approximately $2.5 million and $9.6 million, including accrued interest, of previously accrued acquisition purchase price in accordance with the asset purchase agreements, respectively. There was no accrued purchase price payments made in the fiscal year ended December 29, 2009. There was no contingent or accrued purchase price remaining as of December 29, 2009 or December 30, 2008.

4. Noncontrolling Interest

Effective December 31, 2008, the first day of fiscal 2009, the Company implemented the accounting standard for the reporting of noncontrolling interests in the Company's consolidated financial statements and accompanying notes. This standard changed the accounting and reporting for minority interests, which are to be recorded initially at fair market value and reported as noncontrolling interests as a component of equity, separate from the parent company's equity. Purchases or sales of noncontrolling interests that do not result in a change in control are to be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest is to be included in consolidated net income in the Consolidated Statements of Operations and upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. The Company has applied these presentation and disclosure requirements retrospectively.

During fiscal 2009, the Company recorded an adjustment of $0.7 million to noncontrolling interest to reflect deferred taxes prior to the purchase of the remaining 49 percent of Paradise. This adjustment was recorded to additional paid-in capital as a result of the June 2, 2009 purchase of the remainder of Paradise.

Purchase of Noncontrolling Interest

On February 1, 2007, the Company purchased 51 percent of the outstanding stock of Paradise, then owner and operator of 22 bakery-cafes and one commissary and franchisor of 22 bakery-cafes and one commissary, for a purchase price of $21.1 million plus $0.5 million in acquisition costs. As a result, Paradise became a majority-owned consolidated subsidiary of the Company, with its operating results included in the Company's Consolidated Statements of Operations and the 49 percent portion of equity attributable to Paradise presented as minority interest, and subsequently as noncontrolling interest, in the Company's Consolidated Balance Sheets. In connection with this transaction, the Company received the right to purchase the remaining 49 percent of the outstanding stock of Paradise after January 1, 2009 at a contractually determined value, which approximated fair value. In addition, the related agreement provided that if the Company did not exercise its right to purchase the remaining 49 percent of the outstanding stock of Paradise by June 30, 2009, the remaining Paradise owners had the right to purchase the Company's 51 percent interest in Paradise thereafter for $21.1 million.

On June 2, 2009, the Company exercised its right to purchase the remaining 49 percent of the outstanding stock of Paradise, excluding certain agreed upon assets totaling $0.7 million, for a purchase price of $22.3 million, $0.1 million in transaction costs, and settlement of $3.4 million of debt owed to the Company by the shareholders of the remaining 49 percent of Paradise. Approximately $20.0 million of the purchase price, as well as the transaction costs, were paid on June 2, 2009, with $2.3 million retained by the Company for certain holdbacks. The holdbacks are primarily for certain indemnifications and expire on the second anniversary of the transaction closing date, June 2, 2011, with any remaining holdback amounts reverting to the prior shareholders of the remaining 49 percent of Paradise. The transaction was accounted for as an equity transaction, by adjusting the carrying amount of the noncontrolling interest balance to reflect the change in the Company's ownership interest in Paradise, with the difference between fair value of the consideration paid and the amount by which the noncontrolling interest was adjusted recognized in equity attributable to the Company.

The following table illustrates the effect on the Company's equity of its purchase of the remaining 49 percent of outstanding stock of Paradise on June 2, 2009 (in thousands):

	For the Fiscal Year Ended	
	December 29, 2009	December 30, 2008
Net income attributable to the Company	$ 86,050	$67,436
Decrease in equity for purchase of noncontrolling interest	$(18,799)	$ —
Change from net income attributable to the Company and the purchase of noncontrolling interest	$ 67,251	$67,436

5. Fair Value Measurements

Effective December 26, 2007, the first day of fiscal 2008, the Company implemented the accounting standard regarding disclosures for financial assets, financial liabilities, non-financial assets and non-financial liabilities recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). Effective December 31, 2008, the first day of fiscal 2009, the Company also implemented the accounting standard for non-financial assets and non-financial liabilities reported or disclosed at fair value on a non-recurring basis, the adoption of which had no impact on fiscal 2009. This standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following describes the three levels of inputs used to measure fair value:

Level 1 Quoted market prices in active markets for identical assets or liabilities.

Level 2 Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 Unobservable inputs that are not corroborated by market data.

The Company's $115.9 million and $76.6 million in cash equivalents at December 29, 2009 and December 30, 2008, respectively, were carried at fair value in the Consolidated Balance Sheets based on quoted market prices for identical securities (Level 1 inputs).

Historically, the Company invested a portion of its cash balances on hand in a private placement of units of beneficial interest in the Columbia Strategic Cash Portfolio, or Columbia Portfolio, which was an enhanced cash fund previously sold as an alternative to traditional money-market funds. Prior to the fourth quarter of fiscal 2007, the amounts were appropriately classified as trading securities in cash and cash equivalents in the Consolidated Balance Sheets as the fund was considered both short-term and highly liquid in nature. The Columbia Portfolio included investments in certain asset backed securities and structured investment vehicles that were collateralized by sub-prime mortgage securities or related to mortgage securities, among other assets. As a result of adverse market conditions that unfavorably affected the fair value and liquidity availability of collateral underlying the Columbia Portfolio, it was overwhelmed with withdrawal requests from investors and the Columbia Portfolio was closed with a restriction placed upon the cash redemption ability of its holders in the fourth quarter of fiscal 2007. As such, the Company classified the Columbia Portfolio units in short-term and long-term investments rather than cash and cash equivalents in the Consolidated Balance Sheets and carried the investments at fair value.

As the Columbia Portfolio units were no longer trading and, therefore, had little or no price transparency, the Company assessed the fair value of the underlying collateral for the Columbia Portfolio through review of current investment ratings, as available, coupled with the evaluation of the liquidation value of assets held by each investment and their subsequent distribution of cash. The Company then utilized this assessment of the underlying collateral from multiple indicators of fair value, which were then adjusted to reflect the expected timing of disposition and market risks to arrive at an estimated fair value of the Columbia Portfolio units. During fiscal 2009, the Company received $5.5 million of cash redemptions, which fully redeemed the Company's remaining units in the Columbia Portfolio. The Columbia Portfolio units had an estimated fair value of $0.650 per unit, or $4.1 million, as of December 30, 2008, and $0.960 per unit, or $23.2 million, as of the date of adopting the fair value accounting standard, December 26, 2007. Based on the valuation methodology used to determine the fair value, the Columbia Portfolio was classified within Level 3 of the fair value hierarchy. Realized and unrealized gains/(losses) relating to the Columbia Portfolio were classified in other (income) expense, net in the Consolidated Statements of Operations. The following table sets forth a summary of the changes in the fair value of the Company's Level 3 financial asset for the periods indicated (in thousands):

	For the Fiscal Year Ended	
	December 29, 2009	December 30, 2008
Beginning balance	$ 4,126	$ 23,198
Net realized and unrealized gains (losses)(1)	1,339	(1,910)
Redemptions	(5,465)	(17,162)
Ending balance	$ —	$ 4,126

(1) Includes $2.0 million of losses attributable to the change in unrealized losses relating to the units of the Columbia Portfolio still held as of December 30, 2008.

6. Inventories

Inventories consisted of the following (in thousands):

	December 29, 2009	December 30, 2008
Food:		
Fresh dough facilities:		
Raw materials	$ 2,573	$ 3,040
Finished goods	275	319
Bakery-cafes:		
Raw materials	7,304	6,533
Paper goods	2,143	2,021
Retail merchandise	—	46
	$12,295	$11,959

7. Property and Equipment

Major classes of property and equipment consisted of the following (in thousands):

	December 29, 2009	December 30, 2008
Leasehold improvements	$ 375,689	$ 355,744
Machinery and equipment	236,196	221,963
Furniture and fixtures	68,172	62,057
Signage	17,848	17,129
Smallwares	16,144	14,557
Construction in progress	17,880	12,452
	731,929	683,902
Less: accumulated depreciation	(328,145)	(266,896)
Property and equipment, net	$ 403,784	$ 417,006

The Company recorded depreciation expense related to these assets of $65.9 million, $65.9 million, and $57.0 million in fiscal 2009, 2008, and 2007, respectively.

8. Goodwill

The changes in the carrying amount of goodwill at December 29, 2009 and December 30, 2008 were as follows (in thousands):

	Company Bakery-Cafe Operations	Franchise Operations	Fresh Dough Operations	Total
Balance December 25, 2007	83,463	1,934	1,695	87,092
Goodwill arising from acquisitions	242	—	—	242
Balance December 30, 2008	$83,705	$1,934	$1,695	$87,334
Goodwill arising from acquisitions	147	—	—	147
Balance December 29, 2009	$83,852	$1,934	$1,695	$87,481

Goodwill accumulated amortization was $7.9 million at December 29, 2009 and December 30, 2008.

9. Other Intangible Assets

Other intangible assets consisted of the following (in thousands):

	December 29, 2009			December 30, 2008		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Trademark	$ 5,610	$ (742)	$ 4,868	$ 5,610	$ (488)	$ 5,122
Re-acquired territory rights	14,629	(2,357)	12,272	14,629	(1,571)	13,058
Favorable leases	2,776	(721)	2,055	2,776	(481)	2,295
Total other intangible assets	$23,015	$(3,820)	$19,195	$23,015	$(2,540)	$20,475

Amortization expense on these intangible assets for the fiscal years ended December 29, 2009, December 30, 2008, and December 25, 2007, was approximately (in thousands): $1,280, $1,303, and $935 respectively. Future amortization expense on these intangible assets as of December 29, 2009 is estimated to be approximately (in thousands): $1,236 in 2010, $1,233 in 2011, $1,228 in 2012, $1,243 in 2013, $1,215 in 2014, and $13,040 thereafter.

10. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 29, 2009	December 30, 2008
Unredeemed gift cards	$ 37,454	$ 33,042
Compensation and related employment taxes	33,416	22,508
Insurance	16,265	12,482
Taxes, other than income tax	11,072	4,898
Capital expenditures	6,108	6,448
Fresh dough operations	5,263	5,191
Rent	5,019	4,567
Utilities	3,163	3,258
Advertising	2,465	3,698
Deferred purchase price of noncontrolling interest (Note 4)	2,264	—
Deferred revenue	1,334	2,024
Income taxes payable	—	1,259
Other	12,019	10,603
	$135,842	$109,978

11. Credit Facility

On March 7, 2008, the Company and certain of its direct and indirect subsidiaries, as guarantors, entered into an amended and restated credit agreement (the "Amended and Restated Credit Agreement") with Bank of America, N.A., and other lenders party thereto to amend and restate in its entirety the Company's Credit Agreement, dated as of November 27, 2007, by and among the Company, Bank of America, N.A., and the lenders party thereto (the "Original Credit Agreement"). The Amended and Restated Credit Agreement provides for a secured revolving credit facility of $250.0 million. The borrowings under the Amended and Restated Credit Agreement bear interest, at the Company's option at the time each loan is made, at either (a) the Base Rate determined by reference to the higher of (1) the prime rate of Bank of America, N.A., as administrative agent, or (2) the Federal Funds Rate plus 0.50 percent, or (b) LIBOR plus an Applicable Rate, ranging from 0.75 percent to 1.50 percent, based on the Company's Consolidated Leverage Ratio, as each term is defined in the Amended and Restated Credit Agreement. The Company also pays commitment fees for the unused portion of the credit facility on a quarterly basis equal to the Applicable Rate for commitment fees times the actual daily unused commitment for that calendar quarter. The Applicable Rate for commitment fees is between 0.15 percent and 0.30 percent based on the Company's Consolidated Leverage Ratio.

The Amended and Restated Credit Agreement includes usual and customary covenants for a credit facility of this type, including covenants limiting liens, dispositions, fundamental changes, investments, indebtedness, and certain transactions and payments. In addition, the Amended and Restated Credit Agreement also requires the Company satisfy two financial covenants at the end of each fiscal quarter for the previous four consecutive fiscal quarters: (1) a consolidated leverage ratio less than or equal to 3.25 to 1.00, and (2) a consolidated fixed charge coverage ratio of greater than or equal to 2.00 to 1.00. The credit facility, which is collateralized by the capital stock of the Company's present and future material subsidiaries, will become due on March 7, 2013, subject to acceleration upon certain specified events of default, including breaches of representations or covenants, failure to pay other material indebtedness or a change of control of the Company, as defined in the Amended and Restated Credit Agreement.

The Amended and Restated Credit Agreement allows the Company from time to time to request that the credit facility be further increased by an amount not to exceed, in the aggregate, $150.0 million, subject to receipt of lender commitments and other conditions precedent. The Company has not exercised these requests for increases in available borrowings as of December 29, 2009. The proceeds from the credit facility will be used for general corporate purposes, including working capital, capital expenditures, and permitted acquisitions and share repurchases.

As of December 29, 2009, the Company had no loans outstanding under the Amended and Restated Credit Agreement. The Company incurred $0.4 million of commitment fees for the fiscal year ended December 29, 2009. As of December 29, 2009, the Company was in compliance with all covenant requirements in the Amended and Restated Credit Agreement, and accrued interest related to the commitment fees on the Amended and Restated Credit Agreement was $0.1 million.

As of December 30, 2008, the Company had no loans outstanding under the Amended and Restated Credit Agreement. The Company incurred $0.3 million of commitment fees and $1.2 million of interest for the fiscal year ended December 30, 2008 and accrued interest related to the commitment fees on the Amended and Restated Credit Agreement was $0.1 million. In connection with the amendment and restatement of the Original Credit Agreement, the Company capitalized $1.2 million of debt issuance costs in fiscal 2008, which are being amortized over the life of the Amended and Restated Credit Agreement.

12. Share Repurchase Program

On November 17, 2009, the Company's Board of Directors approved a three year share repurchase program of up to $600 million of the Company's Class A common stock. The share repurchases may be effected from time to time on the open market or in privately negotiated transactions and the Company may make such repurchases under a Rule 10b5-1 Plan. Repurchased shares will be retired immediately and will resume the status of authorized but unissued shares. The repurchase program may be modified, suspended, or discontinued by the Board of Directors at any time. Under the share repurchase program, the Company repurchased a total of 27,429 shares of the Company's Class A common stock at a weighted-average price of $62.98 per share for an aggregate purchase price of $1.7 million in fiscal 2009.

On November 27, 2007, in connection with a share repurchase program approved by the Company's Board of Directors on November 20, 2007, the Company entered into a written trading plan in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, to purchase up to an aggregate of $75.0 million of the Company's Class A common stock, subject to maximum per share purchase price. The Company entered into a credit facility that initially provided for $75.0 million in secured loans to the Company. Proceeds from the credit facility were used to finance the share repurchase program. See Note 11 for further information with respect to the credit facility. Under the share repurchase program, the Company repurchased a total of 752,930 shares of its Class A common stock at a weighted-average price of $36.02 per share for an aggregate purchase price of $27.1 million during the fiscal year ended December 25, 2007. During the fiscal year ended December 30, 2008, the Company repurchased a total of 1,413,358 shares of its Class A common stock at a weighted-average price of $33.87 per share for an aggregate purchase price of $47.9 million, which completed its share repurchase program. Shares repurchased under the program were retired immediately and resumed the status of authorized but unissued shares.

In addition, the Company has repurchased shares of its Class A common stock through a share repurchase program approved by its Board of Directors from participants of the Panera Bread 1992 Stock Incentive Plan and the Panera Bread 2006 Stock Incentive Plan, which are netted and surrendered as payment for applicable tax withholding on the vesting of their restricted stock. Shares so surrendered by the participants are repurchased by the Company pursuant to the terms of those plans and the applicable award agreements and not pursuant to publicly announced share repurchase programs. See Note 16 for further information with respect to the Company's repurchase of the shares.

13. Commitments and Contingent Liabilities

Operating Lease Commitments

The Company is obligated under non-cancelable operating leases for its bakery-cafes, fresh dough facilities and trucks, and support centers. Lease terms for its trucks are generally for five to seven years. Lease terms for its bakery-cafes, fresh dough facilities, and support centers are generally for ten years with renewal options at certain locations and generally require the Company to pay a proportionate share of real estate taxes, insurance, common area, and other operating costs. Many bakery-cafe leases provide for contingent rental (i.e., percentage rent) payments based on sales in excess of specified amounts. Certain of the Company's lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing at a date other than the date of initial occupancy.

Aggregate minimum requirements under non-cancelable operating leases, excluding contingent payments, as of December 29, 2009, were as follows (in thousands):

2010	2011	2012	2013	2014	Thereafter	Total
$82,017	82,418	81,745	81,577	79,255	481,809	$888,821

Rental expense under operating leases was approximately $79.9 million, $77.9 million, and $64.4 million, in fiscal 2009, fiscal 2008, and fiscal 2007, respectively, which included contingent (i.e. percentage rent) payments of $0.8 million, $1.1 million, and $1.0 million, respectively.

In accordance with the accounting guidance for asset retirement obligations the Company complies with lease obligations at the end of a lease as it relates to tangible long-lived assets. The liability as of December 29, 2009 and December 30, 2008 was $4.3 million and $4.1 million, respectively, and is included in other long-term liabilities in the Consolidated Balance Sheets.

During the first quarter of fiscal 2008, the Company recorded a reserve of $1.2 million relating to the termination of operating leases for specific sites, which the Company determined not to develop. During fiscal 2009, the Company made required lease payments on certain of these sites, settled one lease, and made a decision to open two bakery-cafes resulting in a decrease in the reserve of approximately $0.5 million. The Company increased its reserve by $0.4 million for the termination of operating leases for three additional sites it closed or determined not to develop. No other significant changes were made to the accrual throughout fiscal 2009. As of December 29, 2009, the Company had approximately $0.8 million accrued in its Consolidated Balance Sheets relating to the termination of these specific leases. During fiscal 2008, the Company settled one lease and decreased the reserve by approximately $0.3 million. No other significant changes were made to the accrual throughout fiscal 2008. As of December 30, 2008, the Company had approximately $0.9 million accrued in its Consolidated Balance Sheets relating to the termination of these specific leases.

Lease Guarantees

As of December 29, 2009, the Company guaranteed operating leases of 27 franchisee bakery-cafes and four locations of the Company's former Au Bon Pain division, or its franchisees, which the Company accounted for in accordance with the accounting requirements for guarantees. These leases have terms expiring on various dates from January 31, 2010 to December 31, 2018 and have a potential amount of future rental payments of approximately $30.0 million as of December 29, 2009. The obligation from these leases will generally continue to decrease over time as these operating leases expire. The Company has not recorded a liability for certain of these guarantees as they arose prior to the implementation of the accounting requirements for guarantees and, unless modified, are exempt from its requirements. The Company has not recorded a liability for those guarantees issued after the effective date of the accounting requirements because the fair value of each such lease guarantee was determined by the Company to be insignificant based on analysis of the facts and circumstances of each such lease and each such franchisee's performance, and the Company did not believe it was probable it would be required to perform under any guarantees at the time the guarantees were issued. The Company has not had to make any payments related to any of these guaranteed leases. Au Bon Pain or the applicable franchisees continue to have primary liability for these operating leases. As of December 29, 2009, future commitments under these leases were as follows (in thousands):

2010	2011	2012	2013	2014	Thereafter	Total
$3,975	3,226	3,020	3,013	2,897	13,909	$30,040

Employee Commitments

The Company has executed Confidential and Proprietary Information and Non-Competition Agreements ("Non-Compete Agreements") with certain employees. These Non-Compete Agreements contain a provision whereby employees would be due a certain number of weeks of their salary if their employment was terminated by the Company as specified in the Non-Compete Agreement. The Company has not recorded a liability for these amounts potentially due employees. Rather, the Company will record a liability for these amounts when an amount becomes due to an employee in accordance with the appropriate authoritative literature. As of December 29, 2009, the total amount potentially owed employees under these Non-Compete Agreements was $12.0 million.

Related Party Credit Agreement

In order to facilitate the opening of the first Panera Bread bakery-cafes in Canada, on September 10, 2008, the Company's Canadian subsidiary, Panera Bread ULC, as lender, entered into a Cdn.$3.5 million secured revolving credit facility agreement with Millennium Bread Inc., ("Millennium"), as borrower, and certain of Millennium's present and future subsidiaries (the "Franchisee Guarantors"), who have entered into franchise agreements with Panera Bread ULC to operate three Panera Bread bakery-cafes in Canada. Covenants under the credit agreement require Millennium to maintain a certain level of cash equity contributions or subordinated loans from its shareholders in relation to the principal outstanding under the credit agreement. The borrowings under the credit agreement bear interest at the per annum rate of 7.58 percent, calculated daily and payable monthly in arrears on the last business day of each of Panera Bread ULC's fiscal months. The credit facility, which is collateralized by present and future property and assets of Millennium and the Franchisee Guarantors, as well as the personal guarantees of certain individuals, became due on September 9, 2009. On September 9, 2009 the maturity date was extended to December 9, 2009, on December 10, 2009 the maturity date was extended to February 19, 2010, and on February 22, 2010 the maturity date was extended to March 30, 2010. The credit facility is subject to acceleration upon certain specified events of default, including breaches of representations or covenants, failure to pay other material indebtedness or a change of control of Millennium, as defined in the credit agreement. The proceeds from the credit facility may be used by Millennium to pay costs and expenses to develop and construct the Franchisee Guarantors bakery-cafes and for their day-to-day operating requirements.

As part of the franchise agreement between Millennium and Panera Bread ULC, Panera Bread ULC developed and equipped three bakery-cafes as typical Panera Bread bakery-cafes in accordance with the Company's current design and construction standards and specifications as applied by Panera Bread ULC, in its sole discretion. Millennium was required to pay Panera Bread ULC an amount equal to the total cost of development of the bakery-cafes, which includes any and all costs and expenses incurred by Panera Bread ULC in connection with selection and development of the bakery-cafes, excluding overhead expenses of Panera Bread ULC. On September 15, 2008, October 27, 2008, and December 16, 2008, Panera Bread ULC delivered possession of the three bakery-cafes in Canada to Millennium, which bakery-cafes subsequently opened on October 6, 2008, November 10, 2008, and January 26, 2009, respectively. The total development cost billed to Millennium for these three bakery-cafes was approximately Cdn.$3.7 million. On April 7, 2009, Millennium requested a Cdn.$3.5 million advance under the Credit Agreement, which was applied against the outstanding receivable as previously described. The remaining Cdn.$0.2 million receivable was resolved during fiscal 2009. The Cdn. $3.5 million note receivable from Millennium is included in other accounts receivable in the Consolidated Balance Sheets as of December 29, 2009.

Legal Proceedings

On January 25, 2008 and February 26, 2008, purported class action lawsuits were filed against the Company and three of the Company's current or former executive officers by the Western Washington Laborers-Employers Pension Trust and Sue Trachet, respectively, on behalf of investors who purchased the Company's common stock during the period between November 1, 2005 and July 26, 2006. Both lawsuits were filed in the United States District Court for the Eastern District of Missouri, St. Louis Division. Each complaint alleges that the Company and the other defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 under the Exchange Act in connection with the Company's disclosure of system-wide sales and earnings guidance during the period from November 1, 2005 through July 26, 2006. Each complaint seeks, among other relief, class certification of the lawsuit, unspecified damages, costs and expenses, including attorneys' and experts' fees, and such other relief as the Court might find just and proper. On June 23, 2008, the lawsuits were consolidated and the Western Washington Laborers-Employers Pension Trust was appointed lead plaintiff. On August 7, 2008, the plaintiff filed an amended complaint, which extended the class period to November 1, 2005 through July 26, 2007. The Company believes that it and the other defendants have meritorious defenses to each of the claims in this lawsuit and the Company is vigorously defending the lawsuit. On October 6, 2008, the Company filed a motion to dismiss all of the claims in this lawsuit. Following filings by both parties on the Company's motion to dismiss, on June 25, 2009, the Court converted the Company's motion to one for summary judgment and denied it without prejudice. The Court simultaneously gave the Company until July 20, 2009 to file a new motion for summary judgment, which deadline the Court subsequently extended until August 10, 2009. On August 10, 2009, the Company filed a motion for summary judgment. On September 9, 2009, the plaintiff filed a request to deny or continue the Company's motion for summary judgment to allow the plaintiff to conduct discovery. Following a hearing and subsequent filings by both parties on the plaintiff's request for discovery, on November 6, 2009, the Court denied the plaintiff's request. The plaintiff filed an opposition to the Company's motion for summary judgment on December 12, 2009, and the Company filed its reply in support of its motion on December 21, 2009. The Company's motion for summary judgment is pending as of the date of this filing. There can be no assurance that the Company will be successful, and an adverse resolution of the lawsuit could have a material adverse effect on the Company's consolidated financial position and results of operations in the period in which the lawsuit is resolved. The Company is not presently able to reasonably estimate potential losses, if any, related to the lawsuit and as such, has not recorded a liability in its Consolidated Balance Sheets.

On February 22, 2008, a shareholder derivative lawsuit was filed against the Company as nominal defendant and against certain of its current or former officers and certain current directors. The lawsuit was filed by Paul Pashcetto in the Circuit Court of St. Louis, Missouri. The complaint alleges, among other things, breach of fiduciary duty, abuse of control, waste of corporate assets and unjust enrichment between November 5, 2006 and February 22, 2008. The complaint seeks, among other relief, unspecified damages, costs and expenses, including attorneys' fees, an order requiring the Company to implement certain corporate governance reforms, restitution from the defendants and such other relief as the Court might find just and proper. The Company believes that it and the other defendants have meritorious defenses to each of the claims in this lawsuit and the Company is vigorously defending the lawsuit. On July 18, 2008, the Company filed a motion to dismiss all of the claims in this lawsuit. Following filings by both parties on the Company's motion to dismiss, on December 14, 2009, the Court denied the Company's motion. The Company filed an answer to the complaint on January 27, 2010. There can be no assurance that the Company will be successful, and an adverse resolution of the lawsuit could have a material adverse effect on the Company's consolidated financial position and results of operations in the period in which the lawsuit is resolved. The

Company is not presently able to reasonably estimate potential losses, if any, related to the lawsuit and as such, has not recorded a liability in its Consolidated Balance Sheets.

On February 22, 2008, a purported class action lawsuit was filed against the Company and one of its subsidiaries by Pati Johns, a former employee of the Company, in the United States District Court for the District of Northern California. The complaint alleged, among other things, violations of the Fair Labor Standards Act and the California Labor Code for failure to pay overtime and termination compensation. Although the Company believes that its policies and practices were lawful and that it had meritorious defenses to each of the claims in this case, following mediation with the plaintiff, the Company entered into a Court-approved settlement agreement in late fiscal 2008. As a result, the Company accrued approximately $0.5 million in legal settlement costs for the fiscal year ended December 30, 2008, which it paid in fiscal 2009.

On December 9, 2009, a purported class action lawsuit was filed against the Company and one of its subsidiaries by Nick Sotoudeh, a former employee of the Company. The lawsuit was filed in the California Superior Court, County of Contra Costa. The complaint alleges, among other things, violations of the California Labor Code, failure to pay overtime, failure to provide meal and rest periods and termination compensation and violations of California's Unfair Competition Law. The complaint seeks, among other relief, collective and class certification of the lawsuit, unspecified damages, costs and expenses, including attorneys' fees, and such other relief as the Court might find just and proper. The Company believes it and the other defendant have meritorious defenses to each of the claims in this lawsuit and the Company is prepared to vigorously defend the lawsuit. There can be no assurance, however, that the Company will be successful, and an adverse resolution of the lawsuit could have a material adverse effect on the Company's consolidated financial position and results of operations in the period in which the lawsuit is resolved. The Company is not presently able to reasonably estimate potential losses, if any, related to the lawsuit and as such, has not recorded a liability in its accompanying Consolidated Balance Sheets.

In addition, the Company is subject to other routine legal proceedings, claims and litigation in the ordinary course of its business. Defending lawsuits requires significant management attention and financial resources and the outcome of any litigation, including the matters described above, is inherently uncertain. The Company does not, however, currently expect that the costs to resolve these routine matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Other

The Company is subject to on-going federal and state income tax audits and sales tax audits and any unfavorable rulings could materially and adversely affect its financial condition or results of operations. The Company believes reserves for these matters are adequately provided for in its consolidated financial statements.

14. Income Taxes

The components of income before income taxes, by tax jurisdiction, were as follows for the periods indicated (in thousands):

	For the Fiscal Year Ended		
	December 29, 2009	December 30, 2008	December 25, 2007
United States	$139,005	$110,220	$88,399
Canada	919	(3)	63
Income before income taxes	$139,924	$110,217	$88,462

The provision for income taxes consisted of the following for the periods indicated (in thousands):

	For the Fiscal Year Ended		
	December 29, 2009	December 30, 2008(1)	December 25, 2007
Current:			
Federal	$24,428	$37,188	$30,438
State	5,390	8,192	6,453
Foreign	304	—	—
	30,122	45,380	36,891
Deferred:			
Federal	20,006	(3,589)	(4,624)
State	2,945	(519)	(833)
Foreign	—	—	—
	22,951	(4,108)	(5,457)
Tax Provision	$53,073	$41,272	$31,434

(1) The Company developed its first bakery-cafes in Canada in fiscal 2008. Fiscal 2008 current and deferred income taxes consisted primarily of United States taxes. Canadian taxes were nominal, and thus were not shown separately.

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows for the periods indicated:

	For the Fiscal Year Ended		
	December 29, 2009	December 30, 2008	December 25, 2007
Statutory rate provision	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit and other	3.1	3.0	0.4
	38.1%	38.0%	35.4%

The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities were as follows for the periods indicated (in thousands):

	December 29, 2009	December 30, 2008
Deferred tax assets:		
Accrued expenses	$ 42,029	$ 28,794
Stock-based compensation	2,531	3,875
Other	15	1,463
Total deferred tax assets	$ 44,575	$ 34,132
Deferred tax liabilities:		
Property and equipment	$(39,433)	$ (7,021)
Goodwill and other intangibles	(15,270)	(13,825)
Total deferred tax liabilities	$(54,703)	$(20,846)
Net deferred tax asset (liability)	$(10,128)	$ 13,286
Net current deferred tax asset	$ 18,685	$ 9,937
Net non-current deferred tax asset (liability)	$(28,813)	$ 3,349

The following is a roll-forward of the Company's total gross unrecognized tax benefit liabilities for the fiscal years ended December 30, 2008 and December 29, 2009 (in thousands):

Balance at December 27, 2006	$ 2,700
Tax positions related to the current year:	
Additions	579
Tax positions related to prior years:	
Additions	1122
Expiration of statutes of limitations	(1,720)
Balance at December 25, 2007	$ 2,681
Tax positions related to the current year:	
Additions	281
Tax positions related to prior years:	
Additions	5,919
Reductions	(3,992)
Settlements	(486)
Expiration of statutes of limitations	(80)
Balance at December 30, 2008	$ 4,323
Tax positions related to the current year:	
Additions	617
Tax positions related to prior years:	
Additions	381
Settlements	(836)
Expiration of statutes of limitations	(130)
Balance at December 29, 2009	$ 4,355

As of December 29, 2009 and December 30, 2008, the amount of unrecognized tax benefits that, if recognized in full, would be recorded as a reduction of income tax expense was $3.0 million and $2.9 million, net of federal tax benefits, respectively. The Company expects approximately $2.9 million of the unrecognized tax benefits principally related to state tax filing positions and previously deducted expenses will decrease within twelve months of December 29, 2009 as a result of the expiration of statutes of limitations and the finalization of audits related to prior tax years. In certain cases, the Company's uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Tax returns in the Company's major tax filing jurisdictions for years after 2005 are subject to future examination by tax authorities. Estimated interest and penalties related to the underpayment of income taxes are classified as a component of income tax expense in the Consolidated Statements of Operations and was $0.3 million, $0.3 million and $0.2 million during fiscal 2009, fiscal 2008, and fiscal 2007, respectively. Accrued interest and penalties were $1.0 million and $0.7 million as of December 29, 2009 and December 30, 2008, respectively.

15. Deposits and Other

Deposits and other consisted of the following (in thousands):

	December 29, 2009	December 30, 2008
Deposits	$3,800	$2,869
Deferred financing costs	821	1,125
Deferred income taxes	—	3,349
Company-owned life insurance program	—	1,031
Note receivable	—	589
Total deposits and other	$4,621	$8,963

The Company established a company-owned life insurance ("COLI") program covering a substantial portion of its employees to help manage long-term employee benefit cost and to obtain tax deductions on interest payments on insurance policy loans. However, due to tax law changes, the Company froze this program in 1998. Based on current actuarial estimates, the program is expected to end in 2011.

At December 29, 2009, the cash surrender value of $0.7 million and the insurance policy loans of $0.7 million related to the COLI program were netted and included in deposits and other assets in the Company's Consolidated Balance Sheets. At December 30, 2008, the cash surrender value of $1.7 million, the mortality income receivable of $1.0 million, and the insurance policy loans $1.7 million, related to the COLI program were netted and included in deposits and other assets in the Company's Consolidated Balance Sheets. Mortality income receivable represents the dividend or death benefits the Company is due from its insurance carrier at the fiscal year end. The insurance policy loans are collateralized by the cash values of the underlying life insurance policies and required interest payments at a rate of 9.08 percent for the year ended December 29, 2009. Interest accrued on insurance policy loans is netted with other COLI related income statement transactions in other (income) expense, net in the Consolidated Statements of Operations, which netted income of $1.0 million, loss of $0.1 million, and loss of $0.5 million, in fiscal years 2009, 2008, and 2007, respectively, the components of which are as follows (in thousands):

	December 29, 2009	December 30, 2008	December 25, 2007
Cash value loss	$ 1,018	$ 639	$ 1,485
Mortlity income	(1,894)	(644)	(1,283)
Interest (income) expense	(111)	71	292
Total (income) expense, net	$ (987)	$ 66	$ 494

The cash value loss is the cumulative change in the cash surrender value for the year and is adjusted quarterly. Mortality income is recorded periodically as charges are deducted from cash value. These amounts are recovered by the Company through payment of death benefits and mortality dividends received. Interest (income) expense is recorded on the accrual basis.

16. Stockholders' Equity

Common Stock

The holders of Class A common stock are entitled to one vote for each share owned. The holders of Class B common stock are entitled to three votes for each share owned. Each share of Class B common stock has the same dividend and liquidation rights as each share of Class A common stock. Each share of Class B common stock is convertible, at the stockholder's option, into Class A common stock on a one-for-one basis. At December 29, 2009, the Company had reserved 2,682,931 shares of its Class A common stock for issuance upon exercise of awards granted under the Company's 1992 Equity Incentive Plan, 2001 Employee, Director, and Consultant Stock Option Plan, and the 2006 Stock Incentive Plan, and upon conversion of Class B common stock.

Registration Rights

At December 29, 2009, 94.2 percent of the Class B common stock is owned by the Company's Chairman and Chief Executive Officer ("CEO"). Certain holders of Class B common stock, including the Company's CEO, pursuant to stock subscription agreements, can require the Company under certain circumstances to register their shares under the Securities Exchange Act of 1933, or have included in certain registrations all or part of such shares at the Company's expense.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of Class B preferred stock with a par value of $.0001. The voting, redemption, dividend, liquidation rights, and other terms and conditions are determined by the Board of Directors upon approval of issuance. There were no shares issued or outstanding in fiscal years 2009 and 2008.

Treasury Stock

Pursuant to the terms of the Panera Bread 1992 Stock Incentive Plan and the Panera Bread 2006 Stock Incentive Plan and the applicable award agreements, the Company repurchased 32,135 shares of Class A common stock at a weighted-average cost of $53.66 per share during fiscal 2009, 20,378 shares of Class A common stock at a weighted-average cost of $49.87 per share during fiscal 2008, and 6,594 shares of Class A common stock at a weighted-average cost of $43.62 per share during fiscal 2007, as were surrendered by participants as payment of applicable tax withholdings on the vesting of restricted stock. Shares so surrendered by the participants are repurchased by the Company at fair market value pursuant to the terms of those plans and the applicable award agreements and not pursuant to publicly announced share repurchase programs. The shares surrendered to the Company by participants and repurchased by the Company are currently held by the Company as treasury stock.

Share Repurchase Program

During fiscal 2009, fiscal 2008, and fiscal 2007, the Company purchased shares of Class A common stock under authorized share repurchase programs. Repurchased shares were retired immediately and resumed the status of authorized but unissued shares. See Note 12 for further information with respect to the Company's share repurchase programs.

17. Stock-Based Compensation

The Company accounts for its stock-based compensation arrangements in accordance with the accounting standard for share-based payment in the Company's consolidated financial statements and accompanying notes, which requires the Company to measure and record compensation expense in its consolidated financial statements for all stock-based compensation awards using a fair value method.

As of December 29, 2009, the Company had one active stock-based compensation plan, the 2006 Stock Incentive Plan ("2006 Plan"), and had options and restricted stock outstanding (but can make no future grants) under two other stock-based compensation plans, the 1992 Equity Incentive Plan ("1992 Plan") and the 2001 Employee, Director, and Consultant Stock Option Plan ("2001 Plan").

2006 Stock Incentive Plan

In the first quarter of fiscal 2006, the Company's Board of Directors adopted the 2006 Plan, which was approved by the Company's stockholders in May 2006. The 2006 Plan provides for the grant of up to 1,500,000 shares of the Company's Class A common stock (subject to adjustment in the event of stock splits or other similar events) as incentive stock options, non-statutory stock options and stock settled appreciation rights (collectively "option awards"), restricted stock, restricted stock units and other stock-based awards. As a result of stockholder approval of the 2006 Plan, effective as of May 25, 2006, the Company will grant no further stock options, restricted stock or other awards under the 2001 Plan or the 1992 Plan. The Company's Board of Directors administers the 2006 Plan and has sole discretion to grant awards under the 2006 Plan. The Company's Board of Directors has delegated the authority to grant awards under the 2006 Plan, other than to the Company's Chairman and Chief Executive Officer, to the Company's Compensation and Stock Option Committee ("the Committee").

Long-Term Incentive Program

In the third quarter of 2005, the Company adopted the 2005 Long Term Incentive Plan ("2005 LTIP") as a sub-plan under the 2001 Plan and the 1992 Plan. In May 2006, the Company amended the 2005 LTIP to provide that the 2005 LTIP is a sub-plan under the 2006 Plan. Under the amended 2005 LTIP, certain directors, officers, employees, and consultants, subject to approval by the Committee, may be selected as participants eligible to receive a percentage of their annual salary in future years, subject to the terms of the 2006 Plan. This percentage is based on the participant's level in the Company. In addition, the payment of this incentive can be made in several forms based on the participant's level including performance awards (payable in cash or common stock or some combination of cash and common stock as determined by the Committee), restricted stock, choice awards of restricted stock or options, or deferred annual bonus match awards. On July 23, 2009, the Committee further amended the 2005 LTIP to permit the Company to grant stock settled appreciation rights ("SSARs") under the choice awards and to clarify that the Committee may consider the Company's performance relative to the performance of its peers in determining the payout of performance awards, as further discussed below. For fiscal 2009, fiscal 2008 and fiscal 2007, compensation expense related to performance awards, restricted stock, and deferred annual bonus match was $12.1 million, $6.9 million, and $3.7 million, respectively.

Performance awards under the 2005 LTIP are earned by participants based on achievement of performance goals established by the Committee. The performance period relating to the performance awards is a three-fiscal-year period. The performance goals, including each performance metric, weighting of each metric, and award levels for each metric, for such awards are communicated to each participant and are based on various predetermined earnings and operating metrics. The performance awards are earned based on achievement of predetermined earnings and operating performance metrics at the end of the three-fiscal-year performance period, assuming continued employment, and after the Committee's consideration of the Company's performance relative to the performance of its peers. The performance awards range from 0 percent to 150 percent of the participants' salary based on their level in the Company and the level of achievement of each performance metric. The performance awards are payable 50 percent in cash and 50 percent in common stock or some combination of cash and common stock as determined by the Committee. For fiscal 2009, fiscal 2008 and fiscal 2007, compensation expense related to the performance awards was $5.3 million, $2.1 million, and $0.9 million, respectively.

Restricted stock of the Company under the 2005 LTIP is granted at no cost to participants. While participants are generally entitled to voting rights with respect to their respective shares of restricted stock, participants are generally not entitled to receive accrued cash dividends, if any, on restricted stock unless and until such shares have vested. The Company does not currently pay a dividend, and has no current plans to do so. For awards of restricted stock to date under the 2005 LTIP, restrictions limit the sale or transfer of these shares during a five year period whereby the restrictions lapse on 25 percent of these shares after two years and thereafter 25 percent each year for the next three years, subject to continued employment with the Company. In the event a participant is no longer employed by the Company, any unvested shares of restricted stock held by that participant will be forfeited. Upon issuance of restricted stock under the 2005 LTIP, unearned compensation is recorded at fair value on the date of grant to stockholders' equity and subsequently amortized to expense over the five year restriction period. The fair value of restricted stock is based on the market value of the Company's stock on the grant date. As of December 29, 2009, there was $18.5 million of total unrecognized compensation cost related to restricted stock included in additional paid-in capital in the Consolidated Balance Sheets, which is net of a $4.6 million forfeiture estimate, and is expected to be recognized over a weighted-average period of approximately 3.6 years. For fiscal 2009, fiscal 2008 and fiscal 2007, restricted stock expense was $5.4 million, $3.8 million and $2.1 million, respectively. A summary of the status of the Company's restricted stock activity is set forth below:

	Restricted Stock (in thousands)	Weighted Average Grant-Date Fair Value
Non-vested at December 25, 2007	387	$48.04
Granted	228	48.76
Vested	(55)	51.36
Forfeited	(55)	47.52
Non-vested at December 30, 2008	505	$48.06
Granted	202	55.09
Vested	(102)	47.92
Forfeited	(36)	48.96
Non-vested at December 29, 2009	569	$50.52

Under the deferred annual bonus match award portion of the 2005 LTIP, eligible participants receive an additional 50 percent of their annual bonus, which is paid three years after the date of the original bonus payment. For fiscal 2009, fiscal 2008 and fiscal 2007, compensation expense related to the deferred annual bonus match award was $1.4 million, $1.0 million, and $0.7 million, respectively, and was included in general and administrative expenses in the Consolidated Statements of Operations.

Stock options under the 2005 LTIP are granted with an exercise price equal to the quoted market value of the Company's common stock on the date of grant. In addition, stock options generally vest ratably over a four-year period beginning two years from the date of grant and have a six-year term. As of December 29, 2009, the total unrecognized compensation cost related to non-vested options was $2.2 million, which is net of a $0.7 million forfeiture estimate, and is expected to be recognized over a weighted average period of approximately 2.4 years. The Company uses historical data to estimate pre-vesting forfeiture rates. Stock-based compensation expense related to stock options was as follows for the periods indicated (in thousands):

	For the Fiscal Year Ended		
	December 29, 2009	December 30, 2008	December 25, 2007
Charged to general and administrative expenses(1)	$2,154	$ 3,212	$ 3,874
Income tax benefit	(821)	(1,205)	(1,426)
Total stock-based compensation expense, net of tax	$1,333	$ 2,007	$ 2,448
Effect on basic earnings per share	0.04	0.07	0.08
Effect on diluted earnings per share	0.04	0.07	0.08

(1) Net of $0.1 million, $0.2 million, and $0.6 million of capitalized compensation cost related to the acquisition, development, design, and construction of new bakery-cafe locations and fresh dough facilities for fiscal 2009, fiscal 2008 and fiscal 2007, respectively.

The following table summarizes the Company's stock option activity under its stock-based compensation plans during fiscal 2009, fiscal 2008 and fiscal 2007:

	Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Term Remaining (years)	Aggregate Intrinsic Value(1) (in thousands)
Outstanding at December 26, 2006	2,311	$36.36		
Granted	140	44.58		
Exercised	(310)	21.40		$10,101
Cancelled	(55)	40.88		
Outstanding at December 25, 2007	2,086	$39.05		
Granted	127	45.06		
Exercised	(532)	33.03		$ 8,293
Cancelled	(229)	45.68		
Outstanding at December 30, 2008	1,452	$40.73		
Granted	7	52.23		
Exercised	(627)	36.39		$13,115
Cancelled	(18)	46.91		
Outstanding at December 29, 2009	814	$44.04	1.8	$20,114
Exercisable at December 29, 2009	575	$42.66	1.1	$14,998

(1) Intrinsic value for activities other than exercises is defined as the difference between the grant price and the market value on the last day of fiscal 2009 (or $68.63) for those stock options where the market value is greater than the exercise price. For exercises, intrinsic value is defined as the difference between the grant price and the market value on the date of exercise.

Cash received from the exercise of stock options in fiscal 2009, fiscal 2008 and fiscal 2007 was $22.8 million, $17.6 million, and $6.6 million respectively. Windfall tax benefits realized from exercised stock options in fiscal 2009, fiscal 2008 and fiscal 2007 were $5.1 million, $3.4 million, and $3.7 million, respectively, and were included as cash inflows from financing activities in the Consolidated Statements of Cash Flows.

The following table summarizes information about stock options outstanding at December 29, 2009:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Price	Number Outstanding (in thousands)	Weighted Average Contractual Term Remaining (years)	Weighted Average Exercise Price	Number Exercisable (in thousands)	Weighted Average Exercise Price
$27.51 - $35.29	162	0.3	29.73	162	29.73
$35.30 - $40.35	162	0.8	37.07	157	36.96
$40.36 - $44.41	143	3.8	43.08	25	43.09
$44.42 - $54.30	144	3.2	49.41	52	49.17
$54.31 - $62.47	154	1.3	54.61	141	54.53
$62.48 - $72.58	49	1.8	68.46	38	68.50
	814	1.8	$44.04	575	$42.66

A SSAR is an award that allows the recipient to receive common stock equal to the appreciation in the fair market value of the Company's common stock between the date the award was granted and the conversion date for the number of shares vested. SSARs under the 2005 LTIP are granted with an exercise price equal to the quoted market value of the Company's common stock on the date of grant. In addition, SSARs vest ratably over a four-year period beginning two years from the date of grant and have a six-year term. As of December 29, 2009, the total unrecognized compensation cost related to non-vested SSARs was $0.3 million, which is net of a $0.2 million forfeiture estimate, and is expected to be recognized over a weighted average period of approximately 4.7 years. The Company uses historical data to estimate pre-vesting forfeiture rates. Stock-based compensation expense related to SSARs was $0.03 million in fiscal 2009 and was charged to general and administrative expenses in the Consolidated Statements of Operations.

The following table summarizes the Company's SSAR activity under its stock-based compensation plan during fiscal 2009:

	Shares (in thousands)	Weighted Average Conversion Price(1)	Weighted Average Contractual Term Remaining (years)	Aggregate Intrinsic Value(2) (in thousands)
Outstanding at December 30, 2008	—	$ —		
Granted	23	55.20		
Converted	—	—		$ —
Cancelled	(1)	55.20		
Outstanding at December 29, 2009	22	$55.20	5.6	$293
Convertible at December 29, 2009	—	$ —	—	$ —

(1) Conversion price is defined as the price from which SSARs are measured and is equal to the market value on the date of issuance.

(2) Intrinsic value for activities other than conversions is defined as the difference between the grant price and the market value on the last day of fiscal 2009 (or $68.63) for those SSARs where the market value is greater than the conversion price. For conversions, intrinsic value is defined as the difference between the grant price and the market value on the date of conversion.

All SSARs outstanding at December 29, 2009 have a conversion price of $55.20 and a contractual term remaining of 5.6 years.

The fair value for both stock options and SSARs (collectively "option awards") was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

- *Expected term* — The expected term of the option awards represents the period of time between the grant date of the option awards and the date the option awards are either exercised or canceled, including an estimate for those option awards still outstanding, and is derived from historical terms and other factors.

- *Expected volatility* — The expected volatility is based on an average of the historical volatility of the Company's stock price, for a period approximating the expected term, and the implied volatility of externally traded options of the Company's stock that were entered into during the period.

- *Risk-free interest rate* — The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant and with a maturity that approximates the option awards expected term.

- *Dividend yield* — The dividend yield is based on the Company's anticipated dividend payout over the expected term of the option awards.

The weighted average fair value of option awards granted and assumptions used for the Black-Scholes option pricing model were as follows for the periods indicated:

	For the Fiscal Year Ended		
	December 29, 2009	December 30, 2008	December 25, 2007
Fair value per option awards	$21.70	$15.54	$15.69
Assumptions:			
Expected term (years)	5.0	4.5	5.0
Expected volatility	41.8%	36.5%	30.0%
Risk-free interest rate	2.4%	2.5%	4.7%
Dividend yield	0.0%	0.0%	0.0%

1992 Equity Incentive Plan

The Company adopted the 1992 Plan in May 1992. A total of 8,600,000 shares of Class A common stock were authorized for issuance under the 1992 Plan as awards, which could have been in the form of stock options (both qualified and non-qualified), stock appreciation rights, performance shares, restricted stock, or stock units, to employees and consultants. As a result of stockholder approval of the 2006 Plan, effective as of May 25, 2006, the Company will grant no further stock options, restricted stock or other awards under the 1992 Plan.

2001 Employee, Director, and Consultant Stock Option Plan

The Company adopted the 2001 Plan in June 2001. A total of 3,000,000 shares of Class A common stock were authorized for issuance under the 2001 Plan as awards, which could have been in the form of stock options to employees, directors, and consultants. As a result of stockholder approval of the 2006 Plan, effective as of May 25, 2006, the Company will grant no further stock options under the 2001 Plan.

Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan ("ESPP") which was authorized to issue 825,000 shares of Class A common stock. The ESPP gives eligible employees the option to purchase Class A common stock (total purchases in a year may not exceed 10 percent of an employee's current year compensation) at 85 percent of the fair market value of the Class A common stock at the end of each calendar quarter. There were approximately 36,000, 44,000 and 42,000 shares purchased with a weighted average fair value of purchase rights of $7.95, $6.41 and $7.42 during fiscal 2009, fiscal 2008 and fiscal 2007, respectively. For fiscal 2009, fiscal 2008 and fiscal 2007, the Company recognized expense of approximately $0.3 million in each of the respective years related to stock purchase plan discounts. Cumulatively, there were approximately 790,000 shares issued under this plan as of December 29, 2009, 754,000 shares issued under this plan as of December 30, 2008, and approximately 710,000 shares issued under this plan as of December 25, 2007.

18. Defined Contribution Benefit Plan

The Panera Bread Company 401(k) Savings Plan (the "Plan") was formed under Section 401(k) of the Internal Revenue Code ("the Code"). The Plan covers substantially all employees who meet certain service requirements. Participating employees may elect to defer a percentage of his or her salary on a pre-tax basis, subject to the limitations imposed by the Plan and the Code. The Plan provides for a matching contribution by the Company equal to 50 percent of the first 3 percent of the participant's eligible pay. All employee contributions vest immediately. Company matching contributions vest beginning in the second year of employment at 25 percent per year, and are fully vested after 5 years. The Company contributed $1.3 million, $1.1 million, and $0.9 million to the Plan in fiscal 2009, fiscal 2008, and fiscal 2007, respectively.

19. Business Segment Information

The Company operates three business segments. The Company Bakery-Cafe Operations segment is comprised of the operating activities of the bakery-cafes owned directly and indirectly by the Company. The Company-owned bakery-cafes conduct business under the Panera Bread®, Saint Louis Bread Co.® or Paradise Bakery & Café® names. These bakery-cafes offer some or all of the following: fresh baked goods, made-to-order sandwiches on freshly baked breads, soups, salads, custom roasted coffees, and other complementary products through on-premise sales, as well as catering.

The Franchise Operations segment is comprised of the operating activities of the franchise business unit which licenses qualified operators to conduct business under the Panera Bread® or Paradise Bakery & Café® names and also monitors the operations of these bakery-cafes. Under the terms of most of the agreements, the licensed operators pay royalties and fees to the Company in return for the use of the Panera Bread® or Paradise Bakery & Café® names.

The Fresh Dough Operations segment supplies fresh dough items and indirectly supplies proprietary sweet goods items through a contract manufacturing arrangement to both Company-owned and franchise-operated bakery-cafes. The fresh dough is sold to a number of both Company-owned and franchise-operated bakery-cafes at a delivered cost generally not to exceed 27 percent of the retail value of the end product. The sales and related costs to the franchise-operated bakery-cafes are separately stated line items in the Consolidated Statements of Operations. The operating profit related to the sales to Company-owned bakery-cafes is classified as a reduction of the costs in the cost of food and paper products in the Consolidated Statements of Operations.

The accounting policies applicable to each segment are consistent with those described in Note 2, "Summary of Significant Accounting Policies." Segment information related to the Company's three business segments follows (in thousands):

	For the Fiscal Year Ended		
	December 29, 2009	December 30, 2008	December 25, 2007
Revenues:			
Company bakery-cafe operations	$1,153,255	$1,106,295	$ 894,902
Franchise operations	78,367	74,800	67,188
Fresh dough operations	216,116	213,620	176,710
Intercompany sales eliminations	(94,244)	(95,862)	(72,109)
Total Revenues	$1,353,494	$1,298,853	$1,066,691
Segment profit:			
Company bakery-cafe operations	$ 193,669	$ 183,713	$ 145,499
Franchise operations	72,381	65,005	59,011
Fresh dough operations	21,643	9,185	11,749
Total segment profit	$ 287,693	$ 257,903	$ 216,259
Depreciation and amortization	67,162	67,225	57,903
Unallocated general and administrative expenses	77,183	74,598	60,789
Pre-opening expenses	2,451	3,374	8,289
Interest expense	700	1,606	483
Other (income) expense, net	273	883	333
Income before income taxes	$ 139,924	$ 110,217	$ 88,462
Depreciation and amortization:			
Company bakery-cafe operations	$ 55,726	$ 54,814	$ 45,021
Fresh dough operations	7,620	8,072	8,367
Corporate administration	3,816	4,339	4,515
Total depreciation and amortization	$ 67,162	$ 67,225	$ 57,903
Capital expenditures:			
Company bakery-cafe operations	$ 46,408	$ 56,477	$ 111,500
Fresh dough operations	3,681	3,872	9,556
Corporate administration	4,595	2,814	3,077
Total capital expenditures	$ 54,684	$ 63,163	$ 124,133

	December 29, 2009	December 30, 2008	December 25, 2007
Segment assets:			
Company bakery-cafe operations	$498,806	$503,928	$514,528
Franchise operations	3,850	5,951	6,179
Fresh dough operations	48,616	50,699	55,350
Total segment assets	$551,272	$560,578	$576,057
Unallocated trade and other accounts receivable	2,267	2,435	2,468
Unallocated property and equipment	14,437	13,673	15,016
Unallocated deposits and other	4,104	5,109	4,592
Other unallocated assets	265,085	92,122	100,619
Total assets	$837,165	$673,917	$698,752

"Unallocated trade and other accounts receivable" relates primarily to rebates and interest receivable, "unallocated property and equipment" relates primarily to corporate fixed assets, "unallocated deposits and other" relates primarily to insurance deposits, and "other unallocated assets" relates primarily to cash and cash equivalents and deferred taxes.

20. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except for per share data):

	For the Fiscal Year Ended		
	December 29, 2009	December 30, 2008	December 25, 2007
Amounts used for basic and diluted per share calculations:			
Net income attributable to Panera Bread Company	$86,050	$67,436	$57,456
Weighted average number of shares outstanding — basic	30,667	30,059	31,708
Effect of dilutive stock-based employee compensation awards	312	363	470
Weighted average number of shares outstanding — diluted	30,979	30,422	32,178
Earnings per common share attributable to Panera Bread Company:			
Basic	$ 2.81	$ 2.24	$ 1.81
Diluted	$ 2.78	$ 2.22	$ 1.79

For the fiscal years ended December 29, 2009, December 30, 2008, and December 25, 2007, weighted-average outstanding stock options, restricted stock and stock-settled appreciation rights for 0.2 million, 0.6 million, and 0.3 million shares, respectively, were excluded in calculating diluted earnings per share as the exercise price exceeded fair market value and inclusion would have been anti-dilutive.

21. Supplemental Cash Flow Information

	For the Fiscal Year Ended		
	December 29, 2009	December 30, 2008	December 25, 2007
Cash paid during the year for (in thousands):			
Interest	$ 380	$ 1,748	$ 165
Income taxes	$26,947	$37,328	$28,493
Non-cash investing and financing activities (in thousands):			
Accrued property and equipment purchases	$ 6,108	$ 6,448	$17,473
Accrued acquisition purchase price	$ —	$ —	$ 2,501
Accrued purchase price of noncontrolling interest	$ 2,264	$ —	$ —

22. Selected Quarterly Financial Data (unaudited)

The following table presents selected quarterly financial data for the periods indicated (in thousands, except per share data):

	Fiscal 2009 - Quarters Ended(1)			
	March 31	June 30	September 29	December 29
Revenues	$320,709	$330,794	$335,018	$366,972
Operating profit	28,786	32,882	31,922	47,307
Net income	18,027	20,235	18,894	29,696
Net income attributable to Panera Bread Company	17,432	20,029	18,894	29,696
Earnings per common share attributable to Panera Bread Company:				
Basic	$ 0.57	$ 0.65	$ 0.61	$ 0.96
Diluted	$ 0.57	$ 0.65	$ 0.61	$ 0.95

	Fiscal 2008 - Quarters Ended(1)			
	March 25	June 24	September 23	December 30
Revenues	$304,978	$320,868	$315,195	$357,812
Operating profit	21,149	27,169	22,721	41,668
Net income	12,801	16,222	13,879	26,043
Net income attributable to Panera Bread Company	12,440	15,706	13,740	25,549
Earnings per common share attributable to Panera Bread Company:				
Basic	$ 0.42	$ 0.52	$ 0.46	$ 0.84
Diluted	$ 0.41	$ 0.52	$ 0.45	$ 0.84

(1) Fiscal quarters may not sum to the fiscal year reported amounts due to rounding.

The second quarter of fiscal 2009 results included a $1.0 million charge, or $0.02 per diluted share, to increase reserves for certain state sales tax audit exposures and a $0.8 million charge, or $0.02 per diluted share, for the write-off of smallwares related to the rollout of new china.

The third quarter of fiscal 2009 results included $2.1 million of net charges, or $0.04 per diluted share, primarily to increase reserves for certain state sales tax audit exposures, which were partially offset by a gain recorded on both, the redemptions the Company received during the quarter on its investment in the Columbia Strategic Cash Portfolio, referred to as the Columbia Portfolio, and the change in the recorded fair value of the units held as of September 29, 2009.

The fourth quarter of fiscal 2009 results included a $0.4 million charge, or $0.01 per diluted share, to write-off equipment related to the rollout of panini grills, a $1.4 million charge, or $0.03 per diluted share, related to the closure of bakery-cafes, and a $0.6 million charge, or $0.01 per diluted share, related to the impairment of one bakery-cafe.

In the first quarter of fiscal 2008, the Company adjusted its 2008 development plans and made a determination to raise its sales hurdles for new bakery-cafe development. As a result of this determination, the Company recorded a charge of $2.7 million, or $0.06 per diluted share, related to severance, the write-off of capitalized assets and overhead costs and the termination of leases for specific sites that it decided to no longer develop. The results also included a $0.3 million, or $0.01 per diluted share, impact from the further write-down of its investment in the Columbia Portfolio.

The second quarter of fiscal 2008 results included a $0.9 million, or $0.02 per diluted share, impact of an unfavorable tax adjustment and a $0.6 million, or $0.01 per diluted share, impact from the further write-down of its investment in the Columbia Portfolio.

The third quarter of fiscal 2008 results included a $0.5 million, or $0.01 per diluted share, net charge from the write-down of our investment in the Columbia Portfolio, partially offset by the gain recorded on the redemptions received during the quarter.

The fourth quarter of fiscal 2008 results included a $0.6 million, or $0.01 per diluted share, charge for a write-down of the Company's investment in the Columbia Portfolio, a $0.6 million, or $0.01 per diluted share, impact with respect to on-going legal settlements, and a $0.4 million, or $0.01 per diluted share, charge for asset write-offs related to our new coffee program.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures and Changes in Internal Control Over Financial Reporting

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of December 29, 2009. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 29, 2009, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

No change in the Company's internal control over financial reporting occurred during the fiscal quarter ended December 29, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other associates, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 29, 2009. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, in *Internal*

Control — Integrated Framework. Based on its assessment, management has concluded that, as of December 29, 2009, the Company's internal control over financial reporting was effective to provide reasonable assurance based on those criteria. The scope of management's assessment of the effectiveness of internal control over financial reporting includes all of the Company's consolidated operations.

The Company's independent registered public accounting firm audited the financial statements included in this Annual Report on Form 10-K and has audited the effectiveness of the Company's internal control over financial reporting. Their report is included in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference from the information in the Company's proxy statement for the 2010 Annual Meeting of Stockholders, which the Company will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

The Company has adopted a code of ethics, called the Standards of Business Conduct that applies to its officers, including its principal executive, financial and accounting officers, and its directors and employees. The Company has posted the Standards of Business Conduct on its Internet website at *www.panerabread.com* under the "Corporate Governance" section of the "About Us — Investor Relations" webpage. The Company intends to make all required disclosures concerning any amendments to, or waivers from, the Standards of Business Conduct on its Internet website.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference from the information in the Company's proxy statement for the 2010 Annual Meeting of Stockholders, which the Company will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference from the information in the Company's proxy statement for the 2010 Annual Meeting of Stockholders, which the Company will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from the information in the Company's proxy statement for the 2010 Annual Meeting of Stockholders, which the Company will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference from the information in the Company's proxy statement for the 2010 Annual Meeting of Stockholders, which the Company will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) *Financial Statements:*

The following consolidated financial statements of the Company are included in Item 8 herein:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets — December 29, 2009 and December 30, 2008

Consolidated Statements of Operations — Fiscal years ended December 29, 2009, December 30, 2008, and December 25, 2007

Consolidated Statements of Cash Flows — Fiscal years ended December 29, 2009, December 30, 2008, and December 25, 2007

Consolidated Statements of Stockholders' Equity — Fiscal years ended December 29, 2009, December 30, 2008, and December 25, 2007

Notes to the Consolidated Financial Statements

(a) (2) *Financial Statement Schedule:*

The following financial statement schedule for the Company is filed herewith:

Schedule II — Valuation and Qualifying Accounts

PANERA BREAD COMPANY

VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance - Beginning of Period	Additions Charged to Expense	Deductions/ Other Additions	Balance - End of Period
Allowance for doubtful accounts:				
Fiscal year ended December 25, 2007	$ 26	$ —	$ 42	$ 68
Fiscal year ended December 30, 2008	$ 68	$ 153	$ (32)	$ 189
Fiscal year ended December 29, 2009	$ 189	$ 28	$ (92)	$ 125
Self-insurance reserves:				
Fiscal year ended December 25, 2007	$ 7,412	$22,708	$(21,184)	$ 8,936
Fiscal year ended December 30, 2008	$ 8,936	$32,981	$(29,768)	$12,149
Fiscal year ended December 29, 2009	$12,149	$37,077	$(33,292)	$15,934

(a) (3) *Exhibits:*

See Exhibit Index incorporated into this item by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PANERA BREAD COMPANY

By: /s/ RONALD M. SHAICH
Ronald M. Shaich
Chairman and Chief Executive Officer

Date: February 26, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RONALD M. SHAICH Ronald M. Shaich	Chairman and Chief Executive Officer	February 26, 2010
/s/ DOMENIC COLASACCO Domenic Colasacco	Director	February 26, 2010
/s/ FRED K. FOULKES Fred K. Foulkes	Director	February 26, 2010
/s/ LARRY J. FRANKLIN Larry J. Franklin	Director	February 26, 2010
/s/ CHARLES J. CHAPMAN III Charles J. Chapman III	Director	February 26, 2010
/s/ JEFFREY W. KIP Jeffrey W. Kip	Senior Vice President, Chief Financial Officer	February 26, 2010
/s/ AMY L. KUZDOWICZ Amy L. Kuzdowicz	Vice President, Controller	February 26, 2010
/s/ MARK D. WOOLDRIDGE Mark D. Wooldridge	Assistant Controller, Chief Accounting Officer	February 26, 2010

EXHIBIT INDEX

Exhibit Number	Description
3.1	Certificate of Incorporation of the Registrant, as amended through June 7, 2002 (filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended July 13, 2002 (File No. 0-19253), as filed with the Commission on August 26, 2002 and incorporated herein by reference).
3.2	Amended and Restated Bylaws of the Registrant, as amended through March 9, 2006 (filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K (File No. 0-19253), as filed with the Commission on March 15, 2006 and incorporated herein by reference).
10.1	1992 Employee Stock Purchase Plan, as amended (filed as Exhibit A to the Registrant's Proxy Statement on Schedule 14A dated April 16, 2007 (File No. 0-19253), as filed with the Commission on April 13, 2008 and incorporated herein by reference).†
10.2	Formula Stock Option Plan for Independent Directors, as amended (filed as Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2001 (File No. 0-19253), as filed with the Commission on March 22, 2002 and incorporated herein by reference).†
10.3	1992 Equity Incentive Plan, as amended (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form S-8 (File No. 333-128049), as filed with the Commission on September 1, 2005 and incorporated herein by reference).†
10.4	2001 Employee, Director and Consultant Stock Option Plan (filed as Appendix A to the Registrant's Proxy Statement on Schedule 14A dated April 21, 2005 (File No. 0-19253), as filed with the Commission on April 21, 2005 and incorporated herein by reference).†
10.5	Amended and restated 2005 Long-Term Incentive Program (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 0-19253), as filed with the Commission on July 29, 2009 and incorporated herein by reference).†
10.6	2006 Stock Incentive Plan (filed as Exhibit A to the Registrant's Proxy Statement on Schedule 14A dated April 13, 2006 (File No. 0-19253), as filed with the Commission on April 13, 2006 and incorporated herein by reference).†
10.7	Form of Non-qualified Stock Option Agreement under the 2006 Stock Incentive Plan (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 0-19253), as filed with the Commission on May 25, 2006 and incorporated herein by reference).†
10.8	Form of Non-qualified Stock Option Agreement under the 2005 Long Term Incentive Program (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 0-19253), as filed with the Commission on May 25, 2006 and incorporated herein by reference).†
10.9	Form of Restricted Stock Agreement under the 2005 Long-Term Incentive Program (filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 0-19253), as filed with the Commission on May 25, 2006 and incorporated herein by reference).†
10.10	Form of amended Restricted Stock Agreement under the 2005 Long-Term Incentive Program (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 0-19253), as filed with the Commission on May 28, 2009 and incorporated herein by reference).†
10.11	Form of Stock Settled Appreciation Rights Agreement under the 2005 Long-Term Incentive Program (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 0-19253), as filed with the Commission on July 29, 2009 and incorporated herein by reference).†
10.12	Employment Letter between the Registrant and Michael Kupstas (filed as Exhibit 10.6.6 to the Registrant's Annual Report on Form 10-K for the year ended December 25, 1999 (File No. 0-19253), as filed with the Commission on April 10, 2000 and incorporated herein by reference).†
10.13	Employment Letter between the Registrant and Mark Borland (filed as Exhibit 10.6.17 to the Registrant's Quarterly Report of Form 10-Q for the period ended October 5, 2002 (File No. 0-19253), as filed with the Commission on November 18, 2002 and incorporated herein by reference).†
10.14	Form of Panera, LLC Confidential and Proprietary Information and Non-Competition Agreement executed by Senior Vice Presidents (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 4, 2003 (File No. 0-19253), as filed with the Commission on November 18, 2003 and incorporated herein by reference).†

Exhibit Number	Description
10.15	Description of Compensation Arrangements with Non-Employee Directors (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 28, 2006 (File No. 0-19253), as filed with the Commission on May 4, 2006 and incorporated herein by reference).
10.16	Lease and Construction Exhibit between Bachelor Foods, Inc. and Panera, Inc. dated September 7, 2000 (filed as Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2000, (File No. 0-19253), as filed with the Commission on March 28, 2001 and incorporated herein by reference).
10.17	Credit Agreement, dated as of November 27, 2007, among Panera Bread Company, Bank of America, N.A. and Banc of America Securities LLC (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 0-19253), as filed with the Commission on December 3, 2007 and incorporated herein by reference).
10.18	Amended and Restated Credit Agreement, dated as of March 7, 2008, among Panera Bread Company, Bank of America, N.A., other Lenders party thereto, Banc of America Securities LLC and Wells Fargo Bank, N.A. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 0-19253), as filed with the Commission on March 13, 2008 and incorporated herein by reference).
21*	Registrant's Subsidiaries.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification by Chief Executive Officer.
31.2*	Certification by Chief Financial Officer.
32*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Chief Executive Officer and Chief Financial Officer.

* Filed herewith.

† Management contract or compensatory plan required to be filed as an exhibit hereto pursuant to Item 15(a) of Form 10-K.

COMPARISON OF CUMULATIVE TOTAL RETURN
(Assumes $100 Investment on December 25, 2004)

The following graph and chart compares the cumulative annual stockholder return on our Class A common stock over the period commencing December 25, 2004 and ending on December 29, 2009, to that of the total return for The NASDAQ Composite Index and the Standard & Poor's MidCap Restaurants Index, assuming an investment of $100 on December 25, 2004. In calculating total annual stockholder return, reinvestment of dividends, if any, is assumed. The indices are included for comparative purposes only. They do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of our Class A common stock and are not intended to forecast or be indicative of future performance of the Class A common stock. The following graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. We obtained information used on the graph from Research Data Group, Inc., a source we believe to be reliable, but we disclaim any responsibility for any errors or omissions in such information.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Panera Bread Company, The NASDAQ Composite Index
And S&P MidCap Restaurants


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/25/04
12/27/05
12/26/06
12/25/07
12/30/08
12/29/09
Panera Bread Company
NASDAQ Composite
S&P MidCap Restaurants

* $100 invested on 12/25/04 in stock and 12/31/04 in index, including reinvestment of dividends. Index calculated on month-end basis.

	Base Period December 25, 2004	December 27, 2005	December 26, 2006	December 25, 2007	December 30, 2008	December 29, 2009
Panera Bread Company	$100.00	$168.92	$139.62	$ 91.54	$126.40	$172.74
NASDAQ Composite Index	$100.00	$101.33	$114.01	$123.71	$ 73.11	$105.61
S&P MidCap Restaurants Index	$100.00	$117.38	$115.73	$100.96	$ 64.89	$ 85.04

For the S&P MidCap Restaurants Index and the NASDAQ Composite Index, the total return to stockholders is based on the values of such indices as of the last trading day of the relevant calendar year, which may be different from the end of our fiscal year.

Panera Bread Company
Corporate and Stockholder Information

Management

Ronald M. Shaich
Chairman of the Board, Chief Executive Officer

John M. Maguire
Executive Vice President, Co-Chief Operating Officer

William M. Moreton
Executive Vice President, Co-Chief Operating Officer

Cedric J. Vanzura
Executive Vice President, Co-Chief Operating Officer

Scott G. Blair
Senior Vice President, Chief Legal Officer, General Counsel and Secretary

Mark A. Borland
Senior Vice President, Chief Supply Chain Officer

Scott G. Davis
Senior Vice President, Chief Concept Officer

Rebecca A. Fine
Senior Vice President, Chief People Officer

Jeffrey W. Kip
Senior Vice President, Chief Financial Officer and Assistant Secretary

Thomas C. Kish
Senior Vice President, Chief Information Officer

Michael J. Kupstas
Senior Vice President, Chief Franchise Officer

Michael J. Nolan
Senior Vice President, Chief Development Officer

Michael D. Simon
Senior Vice President, Chief Marketing Officer

William H. Simpson
Senior Vice President, Company and Joint Venture Operations Officer

Board of Directors

Charles J. Chapman, III
Chief Operating Officer, American Dairy Queen Corporation

Domenic Colasacco
President and Chief Executive Officer, Boston Trust & Investment Management

Fred K. Foulkes
Professor, Boston University School of Management

Larry J. Franklin
President and Chief Executive Officer, Franklin Sports, Inc.

Ronald M. Shaich
Chairman of the Board and Chief Executive Officer, Panera Bread Company

Thomas E. Lynch
Senior Managing Director, Mill Road Capital

Corporate Information

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Stockholder Inquires 1-877-282-1169

2010 Annual Meeting of Stockholders
Thursday, May 13, 2010, 10:30 a.m.,
Central Daylight Time
The Ritz-Carlton
100 Carondelet Plaza
Clayton, Missouri 63105

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP

Stock Trading Information
The Nasdaq Global Select Market
Symbol: PNRA

Form 10-K and Other Reports and Information
Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Proxy Statement and other reports that we file with the SEC are available on our website at panerabread.com. In addition, copies of these reports (without exhibits) may be obtained without charge by contacting:

Investor Relations Coordinator
Panera Bread Company
6710 Clayton Road
Richmond Heights, Missouri 63117
314-633-7100, ext. 6500
www.panerabread.com